Manulife | John Hancock

Manulife
Financial
Corporation

Third Quarter Report to Shareholders

Three and nine months ended **September 30, 2018**

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Manulife reports 3Q18 net income of $1.6 billion, core earnings of $1.5 billion and solid growth in Asia and Global Wealth and Asset Management
TORONTO – Manulife today announced net income attributed to shareholders of $1,573 million for the third quarter of 2018 ("3Q18"), diluted earnings per common share of $0.77 and return on common shareholders' equity ("ROE") of 15.1%, compared with $1,105 million, $0.54 and 10.8%, respectively, for the third quarter of 2017 ("3Q17"). The $468 million increase in net income attributed to shareholders primarily reflects an increase of $454 million in core earnings1 which was driven by business growth, improved claims experience and the non-recurrence of two items which netted to a $130 million charge in 3Q17. For 3Q18, Manulife generated core earnings of $1,539 million, diluted core earnings per common share1 of $0.75 and core return on common shareholders' equity ("core ROE")1 of 14.8%, compared with $1,085 million, $0.53 and 10.6%, respectively, for 3Q17.
Year-to-date 2018 net income attributed to shareholders was $4,207 million, diluted earnings per common share were $2.05 and ROE was 13.9% compared with $3,710 million, $1.81 and 12.3%, respectively, for the same period of 2017. Year-to-date 2018 core earnings were $4,273 million, diluted core earnings per common share were $2.09 and core ROE was 14.1% compared with $3,360 million, $1.63 and 11.1%, respectively, for the same period of 2017.
"We delivered another quarter of strong core earnings and net income, both of which achieved double-digit growth over last year. We also made solid progress improving the capital efficiency of our legacy businesses and recently announced three transactions that are expected to release over $1 billion of capital2," said Manulife President & Chief Executive Officer Roy Gori.

"We are focused on transforming our business by using technology to deliver a great customer experience. We launched an integrated goals-based investment solution, the first-ever to use advanced analytics and dynamic liability-driven investment to help Canadian retail customers plan for retirement with greater confidence. In Canada, we marked our one-millionth transaction processed using robotics," added Mr. Gori.
"Asia New Business Value has grown by 29% compared with 3Q17, we've delivered another quarter of positive net flows in Wealth and Asset Management and our expense efficiency initiatives are dropping to the bottom line with expenses growing at half the historic rate," said Chief Financial Officer Phil Witherington.
"We are pleased with our capital position and strong business momentum and, as previously announced, the Board has approved a 14% increase to our dividend," added Mr. Witherington.

[1]	This item is a non-GAAP measure.
[2]	See "Caution regarding forward-looking statements" below.

Manulife Financial Corporation – Third Quarter 2018

HOW OUR COMPANY PERFORMED
Profitability
Reported net income attributed to shareholders of $1,573 million in 3Q18, an increase of $468 million compared with $1,105 million in 3Q17
The increase in net income attributed to shareholders was primarily driven by a $454 million increase in core earnings. Other items included higher investment-related experience gains outside of core earnings and a positive true-up of our estimate of the impact related to U.S. Tax Reform, mostly offset by charges for the direct impact of markets, the annual review of actuarial methods and assumptions, and the impact of reinsurance transactions to improve the capital efficiency of our legacy businesses.
Achieved core earnings of $1,539 million in 3Q18, an increase of $454 million or 39% compared with 3Q17
The increase in core earnings reflected $130 million of net charges for notable items in 3Q17 (a $240 million provision in our P&C business and a $110 million gain related to taxes) which did not repeat in 3Q18. The remaining $324 million increase was driven by improved policyholder experience, the impact of lower U.S. tax rates, greater expense efficiency, and business growth in Asia and Global Wealth and Asset Management ("Global WAM"). Core earnings in 3Q18 included net insurance and annuity policyholder experience gains of $19 million post-tax ($34 million pre-tax) compared with charges of $49 million post-tax ($69 million pre-tax) in 3Q17.1
Generated ROE of 15.1% in 3Q18 compared with 10.8% in 3Q17, and core ROE of 14.8% compared with 10.6% in 3Q17
The increase in ROE and core ROE compared with 3Q17 largely reflected higher net income attributed to shareholders and core earnings as noted above.
Generated investment-related experience gains of $412 million in 3Q18 compared with gains of $111 million in 3Q17
The $412 million of investment-related experience gains reported in 3Q18 primarily reflected higher than expected returns (including changes in fair value) on alternative long-duration assets ("ALDA"), the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and solid credit experience. In accordance with our definition of core earnings, we included $100 million of investment-related experience gains in core earnings in both 3Q18 and 3Q17. (See "Performance and Non-GAAP Measures" in our Third Quarter 2018 Report to Shareholders).
Reported charges related to the direct impact of markets of $277 million in 3Q18 compared with gains of $47 million in 3Q17
The 3Q18 charges were primarily driven by narrowing corporate spreads and several small items, the largest of them being losses on the sale of available-for-sale ("AFS") bonds, widening swap spreads, and the steepening of the yield curve in Japan.
Recorded a net post-tax charge of $51 million for the annual review of actuarial methods and assumptions
We completed our annual review of actuarial methods and assumptions resulting in a net charge to net income attributed to shareholders of $51 million, which was within the estimated range previously disclosed. Reserves were strengthened for policyholder experience and we recorded a net favourable impact from the review of investment assumptions and other updates. (See "Actuarial methods and assumptions" in our Third Quarter 2018 Report to Shareholders).
Delivered an expense efficiency ratio2 of 49.5% in 3Q18, compared with 57.1% in 3Q17
Growth of general expenses included in core earnings was 4%, while pre-tax core earnings grew 41%, resulting in a 7.6 percentage point improvement in our expense efficiency ratio.
Insurance Growth
Reported annualized premium equivalent ("APE")2 sales of $1.4 billion in 3Q18, an increase of 8% compared with 3Q17
In Asia, APE sales increased 13% from 3Q17 driven by growth in Japan, Hong Kong and Asia Other3.The improvement compared with recent quarters is a result of the successful launch of a new corporate-owned life insurance term product in Japan. In Canada, APE sales declined 14% from 3Q17. The recently-launched participating product

[1]	Effective the first quarter of 2018, policyholder experience is being reported excluding minority interest. Comparative prior periods have been updated.
[2]	This item is a non-GAAP measure.
[3]	Asia Other excludes Japan and Hong Kong.

Manulife Financial Corporation – Third Quarter 2018

("Manulife Par") in individual insurance drove an 18% increase in APE sales in the business, which was more than offset by lower group insurance APE sales due to variability in the large-case market. In the U.S., APE sales increased 14% from 3Q17 driven by product enhancements to our indexed universal life offerings.
Achieved new business value ("NBV")1 of $452 million in 3Q18, an increase of 31% compared with 3Q17
The increase in NBV was driven by strong growth in each of our insurance segments. In Asia, NBV increased 29% from 3Q17 to $382 million due to higher APE sales, an improvement in product mix, and scale benefits. In Canada, NBV increased 27% from 3Q17 primarily due to higher individual insurance APE sales of the recently-launched Manulife Par product and pricing actions in 3Q17 to improve margins. In the U.S., NBV increased 72% from 3Q17, reflecting higher APE sales and a favourable product mix.
Wealth and Asset Management ("WAM") Growth
Reported gross flows1 of $27.1 billion in 3Q18, a decrease of 3% compared with 3Q17
The decline was driven by lower gross flows from retail money market funds in mainland China. This was partially offset by the closing of an institutional $1.2 billion U.S. real estate mandate, and higher new plan deposits in our North American retirement businesses.

Reported net flows1 of $0.4 billion in 3Q18 compared with $4.2 billion in 3Q17
Net flows of $0.4 billion in 3Q18 were driven by positive net flows in Asia and the U.S. The decline in net flows compared with 3Q17 was due to higher redemptions in our North American retail businesses and the redemption of two large fixed income mandates totaling $1.0 billion in institutional asset management in Canada.

Achieved WAM assets under management and administration ("AUMA")1 of $644 billion as at September 30, 2018, an increase of 4% compared with December 31, 2017
WAM AUMA increased 4% compared with December 31, 2017 driven by positive year-to-date net flows of $10.5 billion, and increased 7% compared with September 30, 2017 due to positive net flows and favourable investment performance.
Total Company Growth
Delivered total AUMA of $1.1 trillion as at September 30, 2018, an increase of 2% compared with December 31, 2017
AUMA increased 2% compared with December 31, 2017 driven by continued customer net inflows and increased 5% compared with September 30, 2017 due to favourable investment returns and continued customer net inflows.

Financial Strength
Reported a Life Insurance Capital Adequacy Test ("LICAT") ratio of 134% for The Manufacturers Life Insurance Company ("MLI") as at September 30, 2018 compared with 132% as at June 30, 2018
The two percentage point increase in the ratio compared with June 30, 2018 was due to favorable earnings and the reduction of ALDA in our portfolio asset mix, partially offset by the impact of interest rate and corporate spread movements.
Entered into reinsurance agreements to improve the capital efficiency of our legacy businesses
During the quarter we reinsured our legacy U.S. individual pay-out annuities business (the portion related to the New York business will close separately, subject to regulatory approval) and the mortality and lapse risk on a portion of our Canadian legacy universal life policies. Additionally, in the fourth quarter of 2018 ("4Q18") we reinsured our legacy U.S. group pay-out annuities business (the portion related to the New York business will close separately, subject to regulatory approval). In aggregate, these reinsurance agreements are expected to release over $1 billion in capital ($35 million was released in 3Q18, $585 million is expected to be released in 4Q18, and $470 million is expected to be released over the next 12 months as we further refine our U.S. asset portfolio post-transaction).  This represents significant progress towards our target of releasing $5 billion in capital from our legacy businesses by 2022.2
Reported a financial leverage ratio for Manulife of 29.2% as at September 30, 2018 compared with 29.4% as at June 30, 2018
Financial leverage decreased from the prior quarter as growth in retained earnings more than offset the impact of a stronger Canadian dollar.

[1]	This item is a non-GAAP measure.
[2]	See "Caution regarding forward-looking statements" below.
Manulife Financial Corporation – Third Quarter 2018

HOW OUR BUSINESSES PERFORMED
Effective January 1, 2018, the Company introduced the Global Wealth and Asset Management segment as a primary reporting segment. This reflects organizational changes made to drive better alignment with our strategic priorities as well as to increase focus and leverage scale in our global wealth and asset management businesses.
Our reporting segments are:
•	Asia – providing insurance products and insurance-based wealth accumulation products in Asia.
•	Canada – providing insurance products, insurance-based wealth accumulation products, and banking services in Canada.
•	U.S. – providing life insurance products and administering in-force long-term care and insurance-based wealth accumulation products in the U.S.
•	Global Wealth and Asset Management – providing fee-based wealth solutions with little or no guarantees to our retail, retirement and institutional customers around the world.
•
Corporate and Other – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); financing costs; our Property and Casualty Reinsurance business; and run-off reinsurance business lines. Previously we reported the impact of updates to actuarial methods and assumptions in Corporate and Other. These are now reported in the operating segments.

The table below reconciles core earnings to net income (loss) attributed to shareholders:
	Quarterly Results			YTD Results
($ millions)	3Q18	2Q18	3Q17	2018	2017
Core earnings
Asia	$457	$406	$374	$1,290	$1,081
Canada	351	403	403	1,044	936
U.S.	477	456	346	1,365	1,146
Global Wealth and Asset Management	289	239	216	755	618
Corporate and Other (excluding core investment gains)	(135)	(177)	(354)	(481)	(721)
Core investment gains	100	104	100	300	300
Total core earnings	$1,539	1,431	1,085	$4,273	3,360
Items excluded from core earnings: Investment-related experience outside of core earnings	312	18	11	330	149
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(277)	45	47	(182)	277
Change in actuarial methods and assumptions	(51)	-	(2)	(51)	(2)
Impact related to U.S. Tax Reform	124	-	-	124	-
Restructuring charge	-	(200)	-	(200)	-
Reinsurance transactions and other	(74)	(32)	(36)	(87)	(74)
Net income (loss) attributed to shareholders	$1,573	$1,262	$1,105	$4,207	$3,710
Asia
Business highlights
In 3Q18, we launched a new corporate-owned life insurance term product in Japan which drove a 19% increase in Japan APE sales compared with 3Q17. Also, in 3Q18 we introduced e-claims in Vietnam, advancing our digital strategy by expanding and leveraging the successful launch of e-claims in Hong Kong earlier this year. And to improve the health and well-being of our customers and the wider community, we sponsored multiple health and wellness events, including the IRIS yoga festival in Hong Kong and initiatives across Asia in support of World Heart Day.
Earnings
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$431 million in 3Q18 compared with US$416 million in 3Q17 and core earnings were US$349 million in 3Q18 compared with
Manulife Financial Corporation – Third Quarter 2018

US$298 million in 3Q17. Items excluded from core earnings were a net gain of US$82 million in 3Q18 compared with a net gain of US$118 million in 3Q17 (these items are outlined in the "Performance and Non-GAAP Measures" section below).
Core earnings in 3Q18 increased 19% compared with 3Q17. The increase in core earnings was driven by all key operating business lines, reflecting the favourable impact of new business from higher sales volume and improved product mix, and in-force business growth.
Year-to-date net income attributed to shareholders was US$1,066 million in 2018 compared with US$1,205 million in the same period of 2017. Year-to-date core earnings of US$1,002 million increased 20% compared with the same period of 2017. This increase reflects similar factors as noted above for 3Q18, partially offset by more unfavourable policyholder experience. Items excluded from year-to-date core earnings were a net gain of US$64 million in 2018 and a net gain of US$377 million for the same period of 2017.
Sales and new business value
APE sales in 3Q18 were US$818 million, an increase of 13% compared with 3Q17 driven by growth in Japan, Hong Kong and Asia Other. NBV in 3Q18 reached US$293 million, a 29% increase compared with 3Q17, reflecting strong growth across most of our markets. Year-to-date APE sales were US$2.3 billion in 2018, an increase of 4% compared with the same period of 2017. Growth in Hong Kong and Asia Other was offset by lower sales volumes in the first half of the year in Japan. Year-to-date NBV in 2018 was US$808 million, an 18% increase compared with the same period of 2017, reflecting growth in Hong Kong and Asia Other. New business value margin ("NBV margin")1 was 37.4% in 3Q18 compared with 33.2% in 3Q17.
•
Japan APE sales in 3Q18 were US$303 million, an increase of 19% compared with 3Q17 driven by the successful launch of a new corporate-owned life insurance term product. Japan NBV in 3Q18 of US$84 million increased 42% compared with 3Q17 due to higher volumes and higher margins from improved product mix, scale benefits and management actions. Japan NBV margin was 27.7%, an increase of 4.6 percentage points compared with 3Q17.

•
Hong Kong APE sales in 3Q18 were US$170 million, a 12% increase compared with 3Q17 driven by a successful product launch, continued success of our critical illness product and strong growth in our agency force. Hong Kong NBV in 3Q18 of US$110 million increased 17% compared with 3Q17, due to higher sales and favourable product mix. Hong Kong NBV margin was 64.6%, an increase of 2.6 percentage points compared with 3Q17.

•
Asia Other APE sales in 3Q18 were US$345 million, a 9% increase compared with 3Q17 driven by growth in both bancassurance and agency channels. Asia Other NBV in 3Q18 of US$99 million increased 34% compared with 3Q17 due to higher sales, scale benefits, favourable product mix and product actions to improve margins. Asia Other NBV margin was 32.0%, an increase of 5.3 percentage points compared with 3Q17.

Canada
Business highlights
In 3Q18, we entered into a reinsurance transaction on our legacy business to reduce risk and release $85 million of capital. We delivered a strong first quarter of sales in our recently-launched Manulife Par product, gaining momentum in the individual insurance market. We continued to execute our digital customer-centric strategy, partnering with Canada's largest pharmacy chain, Shoppers Drug Mart, to launch the first medical marijuana program in Canada to help customers receive the right strain and formulation for their condition. We also surpassed one million robotics-processed transactions, which improves efficiency and makes it easier for our customers to do business with us through faster processing times and improved transaction quality.
Earnings
Net income attributed to shareholders was $109 million in 3Q18 compared with $432 million in 3Q17 and core earnings were $351 million in 3Q18 compared with $403 million in 3Q17. Items excluded from core earnings were a net charge of $242 million in 3Q18 compared with a net gain of $29 million in 3Q17 (these items are outlined in the "Performance and Non-GAAP Measures" section below).
The $52 million decrease in core earnings reflected the release of provisions for uncertain tax positions of $83 million in 3Q17 which did not recur. Other items resulted in a $31 million increase in core earnings and included more favourable policyholder experience in our group insurance business and the favourable impact of new business from sales of the recently-launched Manulife Par product in 3Q18 and pricing actions taken in late 2017.

[1]	This item is a non-GAAP measure.
Manulife Financial Corporation – Third Quarter 2018

Year-to-date net income attributed to shareholders was $1,078 million in 2018 compared with $583 million in the same period of 2017 and year-to-date core earnings were $1,044 million in 2018 compared with $936 million in the same period of 2017. The increase in year-to-date core earnings of $108 million was driven by favourable policyholder experience in our group insurance business and higher new business margins in individual insurance due to pricing actions taken in late 2017, partially offset by lower gains of $35 million related to the release of provisions for uncertain tax positions of prior years. Items excluded from year-to-date core earnings were a net gain of $34 million in 2018 and a net charge of $353 million for the same period of 2017.
Sales
APE sales of $210 million in 3Q18 decreased by $35 million compared with 3Q17 driven by variability in the large-case group insurance market. Year-to-date APE sales in 2018 were $698 million, $446 million lower than in the same period of 2017, driven by a prior year large-case group insurance sale.
•	Individual insurance APE sales in 3Q18 of $78 million increased $12 million or 18% compared with 3Q17, driven by the introduction of Manulife Par.
•	Group insurance APE sales in 3Q18 of $78 million decreased $42 million or 35% compared with 3Q17, due to variability in the large-case group insurance market.
•
Annuities APE sales in 3Q18 of $54 million decreased $5 million or 8% compared with 3Q17 due to actions to de-emphasize higher risk segregated fund[1] sales. We are focused on growth in lower risk segregated fund products, which in 3Q18 grew by 13% and accounted for 78% of annuity APE sales.

Manulife Bank quarterly average net lending assets were $21.3 billion as at September 30, 2018, up $1.0 billion or 5% from December 31, 2017.
U.S.
Business highlights
In the U.S., we became the first U.S. life insurance company to fully embrace behavioral-based life insurance with the October 1st launch of Vitality Go on all life insurance policies at no additional cost. This basic, "be healthy" version of the program provides access to expert fitness and nutritional resources, and personalized health goals that when achieved unlock rewards and discounts at major brand outlets. Our full feature Vitality rider (now known as Vitality PLUS) garnered US$31 million in sales in 3Q18. We also made progress in managing our legacy business with the reinsurance of our individual pay-out annuities business in 3Q18 and our group pay-out annuities business in 4Q18.
Earnings
Expressed in U.S. dollars, the functional currency of the segment, 3Q18 net income attributed to shareholders was US$490 million compared with US$257 million in 3Q17, core earnings were US$365 million in 3Q18 compared with US$276 million in 3Q17, and items excluded from core earnings were a net gain of US$125 million in 3Q18 compared with a net charge of US$19 million in 3Q17 (these items are outlined in the "Performance and Non-GAAP Measures" section below).
The US$89 million increase in core earnings included US$53 million related to lower U.S. tax rates, favourable policyholder experience in 3Q18 compared with unfavourable experience in 3Q17, and the impact of higher sales volume and product mix changes, partially offset by other experience related items. Favourable policyholder experience in 3Q18 was driven by favourable mortality in the life insurance and annuities businesses, partially offset by unfavourable experience in the long-term care ("LTC") business. LTC experience in the quarter was consistent with the prior year period, and remains approximately neutral on average since our last triennial review in the third quarter of 2016.
Year-to-date net income attributed to shareholders was US$1,403 million in 2018 compared with US$1,288 million in the same period of 2017 and year-to-date core earnings were US$1,059 million in 2018 compared with US$876 million in the same period of 2017. The increase in year-to-date core earnings of US$183 million was driven by the favourable impact of lower U.S. tax rates, favourable policyholder experience, a gain related to the settlement of an annuity reinsurance item, and lower amortization of deferred acquisition costs on the legacy variable annuity business, partially offset by the impact of lower sales volume and product mix changes. Year-to-date policyholder experience was a small gain in 2018 compared to losses in 2017. Items excluded from year-to-date core earnings were a net gain of US$344 million in 2018 and a net gain of US$412 million for the same period of 2017.

[1]	Segregated fund products include guarantees. These products are also referred to as variable annuities.
Manulife Financial Corporation – Third Quarter 2018

Sales
APE sales in 3Q18 of US$122 million increased 14% compared with 3Q17, primarily due to enhanced features on the indexed universal life product offerings and continued ramp-up of product sales with the John Hancock Vitality PLUS feature which benefited multiple products in 3Q18. Term and international sales continue to be impacted by competitive pressures although 3Q18 international sales benefited from the sale of a large multi-pay policy. Year-to-date sales in 2018 of US$311 million decreased 9% compared with the same period of 2017 primarily due to lower international and variable universal life sales.
Global Wealth and Asset Management
Business highlights
Global WAM launched an innovative Goals-Based Investing program powered by advanced data analytics and dynamic liability-driven investment, marking the first time this type of investment strategy has been offered to retail customers in Canada. In 3Q18, we regained the leading sales market share position in the Hong Kong Mandatory Provident Fund ("MPF") market, attracting over one-third of net cash flows.1 In addition, in the U.S., we continue to enhance the digital customer experience with the launch of My Money Connector, an aggregation tool that helps participants manage their finances.
Earnings
Net income attributed to shareholders was $281 million in 3Q18 compared with $206 million in 3Q17 and core earnings were $289 million in 3Q18 compared with $216 million in 3Q17. Items excluded from core earnings, primarily related to integration costs in our Hong Kong and Canadian retirement businesses, were a net charge of $8 million in 3Q18 compared with a net charge of $10 million in 3Q17 (these items are outlined in the "Performance and Non-GAAP Measures" section below).
Core earnings in 3Q18 increased 30% compared with 3Q17 driven by higher earnings on higher average asset levels and $13 million from the impact of lower U.S. tax rates.
Core EBITDA2 was $406 million in 3Q18, an increase of 12% compared with 3Q17, driven by higher fee income.

Year-to-date net income attributed to shareholders was $737 million in 2018 compared with $582 million in the same period of 2017. Year-to-date core earnings of $755 million increased $137 million compared with the same period of 2017. The increase reflects higher earnings on higher average asset levels and the impact of lower U.S. tax rates. Items excluded from year-to-date core earnings were a net charge of $18 million in 2018 and a net charge of $36 million for the same period of 2017.
Year-to-date Core EBITDA was $1,136 million in 2018, an increase of 7% compared with the same period of 2017. The increase was driven by higher earnings on higher average asset levels.
Gross Flows and Net Flows
As noted above, gross flows were $27.1 billion in 3Q18, a decrease of 3% compared with 3Q17, and net flows were $0.4 billion in 3Q18, a decrease of $3.7 billion compared with 3Q17. Year-to-date gross flows in 2018 of $92.7 billion were 4% higher than the same period of 2017, and year-to-date net flows of $10.5 billion in 2018 were $4.1 billion lower than the same period of 2017. By geography the results were:
WAM Asia:
•
Gross flows in Asia in 3Q18 were $5.2 billion, a decrease of 27% compared with 3Q17, driven by lower gross flows in mainland China from retail money market funds and institutional asset management. Retirement gross flows were in line with the prior year. Year-to-date gross flows of $18.4 billion were 4% lower than the same period of 2017.

•
Net flows in 3Q18 were $1.0 billion compared with net flows of $1.8 billion in 3Q17, driven by lower gross flows in retail money market funds in mainland China as mentioned above. Year-to-date net flows of $4.6 billion in 2018 were $0.3 billion higher than the same period of 2017.

WAM Canada:
•
Gross flows in Canada in 3Q18 were $4.7 billion, an increase of 7% compared with 3Q17, driven by new plan deposits and recurring contributions in retirement, higher sales of several balanced and equity funds in retail, and higher private market sales in institutional asset management. Year-to-date gross flows in 2018 of $18.2 billion were 19% higher than the same period of 2017.

[1]	Market share of net cash flows by scheme sponsor as reported in the Mercer MPF Market Share Report for September 30, 2018.
[2]	Core earnings before interest, taxes, depreciation and amortization ("Core EBITDA") is a non-GAAP measure.
Manulife Financial Corporation – Third Quarter 2018

•
Net flows in 3Q18 were negative $1.5 billion in 3Q18 compared with positive net flows of $0.9 billion in 3Q17, driven by higher retail redemptions, the departure of a large retail advisor branch, and two large fixed income redemptions totaling $1.0 billion in institutional asset management. These items were partially offset by higher gross flows as mentioned above. Year-to-date net flows of $2.7 billion in 2018 were $0.3 billion lower than the same period of 2017.

WAM U.S.:
•
Gross flows in the U.S. in 3Q18 were $17.3 billion, an increase of 5% compared with 3Q17, driven by the launch of a $1.2 billion real estate separately managed account in institutional asset management as well as higher plan deposits in the mid-case market segment in retirement. These items were partially offset by lower sales of fixed income funds and the closure of a top selling international equity fund in retail. Year-to-date gross flows in 2018 of $56.1 billion were 3% higher than the same period of 2017.

~~•~~
Net flows in 3Q18 were $0.9 billion compared with net flows of $1.4 billion in 3Q17, driven by higher retail redemptions, partially offset by higher gross flows as mentioned above and growth in exchange traded funds. Year-to-date net flows in 2018 of $3.2 billion were $4.1 billion lower than the same period of 2017.

Assets under management and administration
Global WAM AUMA of $644 billion as at September 30, 2018 increased 4% compared with December 31, 2017 driven by positive year-to-date net flows of $10.5 billion, and increased 7% compared with September 30, 2017 due to favourable investment performance and positive net flows. Global WAM also manages $182 billion in assets for the Company's non-WAM reporting segments, and including those managed assets, AUMA managed by Global WAM was $826 billion as at September 30, 2018.
Corporate and Other
Earnings
Corporate and Other reported a net loss attributed to shareholders of $19 million in 3Q18 compared with a net loss attributed to shareholders of $376 million in 3Q17. The core loss was $35 million in 3Q18 compared with a core loss of $254 million in 3Q17 and the items excluded from core loss amounted to a net gain of $16 million in 3Q18 compared with a net charge of $122 million in 3Q17 (these items are outlined in the "Performance and Non-GAAP Measures" section below).
The $219 million improvement in core loss was largely due to a $240 million charge in the prior year in our Property and Casualty Reinsurance business for estimated losses relating to hurricanes in the U.S and the Caribbean. We also reported higher withholding taxes on future U.S. remittances and the unfavourable impact of lower U.S. tax rates partially offset by higher net investment-related income and lower expected macro hedging costs.
On a year-to-date basis, the net loss attributed to shareholders was $789 million in 2018 compared with a net loss attributed to shareholders of $726 million in the same period of 2017. The year-to-date core loss was $181 million in 2018 compared with $421 million in the same period of 2017. The favourable variance in the year-to-date core loss of $240 million was attributable to the prior year hurricane-related provisions, higher net investment-related income, and lower expected macro hedging costs, partially offset by the impact of lower U.S. tax rates. Items excluded from the year-to-date core loss were a net charge of $608 million in 2018 compared with a net charge of $305 million in the same period of 2017.

Manulife Financial Corporation – Third Quarter 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS
This Management's Discussion and Analysis ("MD&A") is current as of November 7, 2018, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2018 and the MD&A and audited Consolidated Financial Statements contained in our 2017 Annual Report.
Effective January 1, 2018, the Company's reporting segments have been reorganized. Please refer to section B1 "Third quarter earnings analysis" and section F2 "Performance and Non-GAAP Measures" below for details of these changes.
For further information relating to our risk management practices and risk factors affecting the Company, see "Risk Factors" in our 2017 Annual Information Form, "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the MD&A in our 2017 Annual Report and the "Risk Management" note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms "Company", "Manulife", "we" and "our" mean Manulife Financial Corporation ("MFC") and its subsidiaries.
Contents

A. OVERVIEW
1. Quarterly earnings
2. Year-to-date earnings
3. Sales
4. Capital related items
5. Progress on improving the capital efficiency of our legacy businesses
6. Expense efficiency ratio
7. Mosten litigation and Saskatchewan regulatory update
8. Strategic priorities
B. FINANCIAL HIGHLIGHTS
1. Third quarter earnings analysis
2. Revenue
3. Assets under management and administration
4. Capital
5. Impact of fair value accounting
6. Impact of foreign currency exchange rates
C. PERFORMANCE BY SEGMENT
1. Asia
2. Canada
3. U.S.
4. Global Wealth and Asset Management
5. Corporate and Other

D. RISK MANAGEMENT AND RISK FACTORS UPDATE
1. Variable annuity and segregated fund guarantees
2. Caution related to sensitivities
3. Publicly traded equity performance risk
4. Interest rate and spread risk
5. Alternative long-duration asset ("ALDA") performance risk
6. Short selling activity
E. ACCOUNTING MATTERS AND CONTROLS
1. Critical accounting and actuarial policies
2. Actuarial methods and assumptions
3. Sensitivity of policy liabilities to asset related assumptions
4. Accounting and reporting changes
5. Quarterly financial information
6. Other
F. OTHER
1. Outstanding shares - selected information
2. Performance and Non-GAAP Measures
3. Caution regarding forward-looking statements

Manulife Financial Corporation – Third Quarter 2018

A OVERVIEW
A1 Quarterly earnings
Manulife's net income attributed to shareholders was $1,573 million in the third quarter of 2018 ("3Q18") compared with $1,105 million in the third quarter of 2017 ("3Q17"). Net income attributed to shareholders is comprised of core earnings1 (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,539 million in 3Q18 compared with $1,085 million in 3Q17, and items excluded from core earnings, which amounted to a net gain of $34 million in 3Q18 compared with a net gain of $20 million in 3Q17.
Diluted earnings per common share were $0.77 and return on common shareholders' equity ("ROE") was 15.1%, compared with $0.54 and 10.8%, respectively, for 3Q17. Diluted core earnings per common share1 were $0.75 and core return on common shareholders' equity ("core ROE")1 was 14.8%, compared with $0.53 and 10.6%, respectively, for 3Q17.
The $454 million increase in core earnings reflected $130 million of net charges for notable items in 3Q17 (a $240 million provision in our P&C business and a $110 million gain related to taxes) which did not repeat in 3Q18. The remaining $324 million increase was driven by improved policyholder experience, the impact of lower U.S. tax rates, greater expense efficiency, and business growth in Asia and Global Wealth and Asset Management ("Global WAM"). Core earnings in 3Q18 included net insurance and annuity policyholder experience gains of $19 million post-tax ($34 million pre-tax) compared with charges of $49 million post-tax ($69 million pre-tax) in 3Q17.2
Items excluded from core earnings:
•
Total investment-related experience gains in 3Q18 were $412 million, compared with $111 million in 3Q17. In accordance with our definition of core earnings, we included $100 million of investment-related experience gains in core earnings and $312 million in items excluded from core earnings in 3Q18 ($100 million and $11 million, respectively, in 3Q17). The gains in 3Q18 primarily reflected higher than expected returns (including changes in fair value) on alternative long-duration assets ("ALDA"), the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and solid credit experience. The gains in 3Q17 also reflected the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and strong credit experience.

•
A net charge of $277 million from the direct impact of markets in 3Q18, primarily driven by narrowing corporate spreads and several small items, the largest of them being losses on the sale of available-for-sale ("AFS") bonds, widening swap spreads, and the steepening of the yield curve in Japan. The 3Q17 direct impact of markets net gain of $47 million was related to favourable equity markets, partially offset by the direct impact of interest rates on the valuation of our policy liabilities.

•
The impact of our annual review of actuarial methods and assumptions resulted in a net charge to net income attributed to shareholders of $51 million, which was within the estimated range previously disclosed. Reserves were strengthened for policyholder experience and we recorded a net favourable impact from the review of investment assumptions and other updates. (See section E2 "Actuarial methods and assumptions" below).

•	A net gain of $124 million in 3Q18 from a true-up of our fourth quarter of 2017 ("4Q17") estimate of the impact related to U.S. Tax Reform.
•
Other items netting to a charge of $74 million, largely consisting of the impact of reinsurance transactions in 3Q18 to improve the capital efficiency of our legacy businesses (see Section A5 "Progress on improving the capital efficiency of our legacy businesses" below).

A2 Year-to-date earnings
Our net income attributed to shareholders for the 9 months ended September 30, 2018 was $4,207 million compared with $3,710 million for the 9 months ended September 30, 2017. Year-to-date core earnings amounted to $4,273 million in 2018 compared with $3,360 million in the same period of 2017, and items excluded from year-to-date core earnings amounted to a net charge of $66 million in 2018 compared with a net gain of $350 million in the same period of 2017.
Year-to-date diluted earnings per common share were $2.05 and ROE was 13.9% in 2018 compared with $1.81 and 12.3%, respectively, for the same period of 2017. Year-to-date diluted core earnings per common share were $2.09 and core ROE was 14.1% in 2018 compared with $1.63 and 11.1%, respectively, for the same period of 2017.
The $913 million increase in core earnings on a year-to-date basis reflects similar factors as described above for 3Q18 and included core investment gains1 of $300 million in both 2018 and 2017. Items excluded from core earnings are outlined in the table in section B1 and the key drivers of the $416 million unfavourable variance were the direct impact of markets and the second quarter of 2018 ("2Q18") restructuring charge.

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

[2]	Effective the first quarter of 2018 ("1Q18"), policyholder experience is being reported excluding minority interest. Comparative prior periods have been updated.

Manulife Financial Corporation – Third Quarter 2018

A3 Sales
Annualized premium equivalent ("APE") sales1 were $1.4 billion in 3Q18, an increase of 8%2 compared with 3Q17. In Asia, APE sales increased 13% from 3Q17 driven by growth in Japan, Hong Kong and Asia Other3. The improvement compared with recent quarters is a result of the successful launch of a new corporate-owned life insurance term product in Japan. In Canada, APE sales declined 14% from 3Q17. The recently-launched participating product ("Manulife Par") in individual insurance drove an 18% increase in APE sales in the business, which was more than offset by lower group insurance APE sales due to variability in the large-case market. In the U.S., APE sales increased 14% from 3Q17 driven by product enhancements to our indexed universal life offerings. Year-to-date APE sales of $4.1 billion in 2018 were 9% lower than the same period of 2017, primarily due to lower APE sales in Canada and the U.S.
New business value ("NBV")1 was $452 million in 3Q18, an increase of 31% compared with 3Q17. The increase in NBV was driven by strong growth in each of our insurance segments. In Asia, NBV increased 29% from 3Q17 to $382 million due to higher APE sales, an improvement in product mix, and scale benefits. In Canada, NBV increased 27% from 3Q17 primarily due to higher individual insurance APE sales of the recently-launched Manulife Par product and pricing actions in 3Q17 to improve margins. In the U.S., NBV increased 72% from 3Q17, reflecting higher APE sales and a favourable product mix. Year-to-date NBV was $1,247 million in 2018, an increase of 18% compared with the same period of 2017.

Wealth and asset management ("WAM") gross flows1 were $27.1 billion in 3Q18, a decrease of 3% compared with 3Q17. The decline was driven by lower gross flows from retail money market funds in mainland China. This was partially offset by the closing of an institutional $1.2 billion U.S. real estate mandate, and higher new plan deposits in our North American retirement businesses. Year-to-date gross flows of $92.7 billion in 2018 were 4% higher than the same period of 2017, driven by increases across all business lines in Canada, and growth in our institutional asset management business in Asia and the U.S, partially offset by lower gross flows from retail money market funds in mainland China and lower retail gross flows in the U.S.
Wealth and asset management net flows1 were $0.4 billion in 3Q18 compared with $4.2 billion in 3Q17. The decline in net flows compared with 3Q17 was due to higher redemptions in our North American retail businesses and the redemption of two large fixed income mandates totaling $1.0 billion in institutional asset management in Canada. Year-to-date net flows of $10.5 billion in 2018, were $4.1 billion lower than of the same period of 2017. The drivers of the year-to-date variance include the impact of the termination of three large-case plans in our U.S retirement business in 2Q18 and the redemption of the two fixed income mandates as noted above partially offset by higher gross flows.
A4 Capital related items
The Office of the Superintendent of Financial Institutions' Life Insurance Capital Adequacy Test ("LICAT") regulatory capital regime, came into effect in Canada on January 1, 2018, replacing the Minimum Continuing Capital and Surplus framework. As at September 30, 2018, the LICAT ratio for The Manufacturers Life Insurance Company ("MLI") was 134%, compared with 132% as at June 30, 2018. The ratio increased two percentage points compared with June 30, 2018 due to favorable earnings and the reduction of ALDA in our portfolio asset mix, partially offset by the impact of interest rate and corporate spread movements.
MFC's LICAT ratio was 123% as at September 30, 2018 compared with 121% as at June 30, 2018. The difference between the MLI and MFC ratios as at September 30, 2018 was largely due to the $4.5 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level.
MFC's financial leverage ratio as at September 30, 2018 was 29.2%, a decrease of 0.2 percentage points from the June 30, 2018 ratio of 29.4%, as growth in retained earnings more than offset the impact of a stronger Canadian dollar.
A5 Progress on improving the capital efficiency of our legacy businesses
During the quarter we reinsured our legacy U.S. individual pay-out annuities business (the portion related to the New York business will close separately, subject to regulatory approval) and the mortality and lapse risk on a portion of our Canadian legacy universal life policies. Additionally, in the fourth quarter of 2018 ("4Q18") we reinsured our legacy U.S. group pay-out annuities business (the portion related to the New York business will close separately, subject to regulatory approval). In aggregate, these reinsurance agreements are expected to release over $1 billion in capital ($35 million was released in 3Q18, $585 million is expected to be released in 4Q18, and $470 million is expected to be released over the next 12 months

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

[2]
Percentage growth / declines in APE sales, gross flows, NBV, assets under management and administration, core earnings, assets under management and core EBITDA are stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

[3]	Asia Other excludes Japan and Hong Kong.

Manulife Financial Corporation – Third Quarter 2018

as we further refine our U.S. asset portfolio post-transaction). This represents significant progress towards our target of releasing $5 billion in capital from our legacy businesses by 2022.1
In addition, ALDA dispositions contributed approximately $0.6 billion to regulatory capital in 3Q18, for a total year-to-date contribution of approximately $1.3 billion in 2018. As outlined in 4Q17, we made a decision to reduce the allocation to ALDA in our portfolio asset mix supporting our North American legacy businesses, resulting in a 4Q17 $1 billion post-tax charge, and stated that this decision is expected to reduce risk and lower volatility in our legacy businesses and free up approximately $2 billion in capital over the next 12-18 months as the ALDA is sold.1
A6 Expense efficiency2
In 3Q18, we reported an expense efficiency ratio of 49.5% compared with 57.1% in 3Q17. Growth of general expenses included in core earnings was 4%, while pre-tax core earnings grew 41%, resulting in a 7.6 percentage point improvement in our expense efficiency ratio.
A7 Mosten litigation and Saskatchewan regulatory update
On October 4, 2018 a U.S. based investment firm announced it had taken a short position on Manulife's common shares and published a report on the litigation Mosten Investment LP ("Mosten") brought against the Company in Saskatchewan. The basis of the claims by Mosten has been that life insurers can be compelled to accept unlimited premium payments into certain universal life policies and associated side accounts. In effect, Mosten is seeking to use insurance policies to invest sizeable sums that have no connection to the insurance coverage.
On October 4, 2018 Manulife issued a press release stating that the report was a short seller's attempt to profit at the expense of our shareholders. We further stated that we disagree with the conclusions of the report and that we continue to believe that Mosten's position is legally unfounded as we firmly believe that the consumers purchasing universal life policies, and the insurers issuing these policies, never intended to have the policies function as deposit or securities contracts.
On October 29, 2018, the Government of Saskatchewan published new regulations that limit the amount of premiums a life insurer may receive or accept for deposit in certain life insurance policies and associated side accounts. Given the new Saskatchewan regulations, Manulife and the other life insurers involved in similar matters plan to make submissions to the court, asking it to dismiss the claims that life insurers can be compelled to accept unlimited premium payments. Manulife believes the regulations should accelerate the resolution, in its favour, of the principal matters in the litigation that Mosten brought against the Company in Saskatchewan. With respect to any possible remaining ancillary matters in the litigation, Manulife continues to believe that it will prevail and that those matters are insignificant in any event.
Because the public policy concern addressed in Saskatchewan is equally relevant across Canada, the Canadian Life and Health Insurance Association, which intervened in the litigation on behalf of the industry, plans to request other provincial and territorial governments to take comparable regulatory steps to avoid unnecessary, costly litigation in other jurisdictions.
A8 Strategic priorities1
As outlined in our 2Q18 MD&A, at Manulife's Investor Day on June 27, 2018, we stated our ambition of delivering top quartile shareholder returns and introduced mid-term targets for our strategic priorities:
1.
Optimizing our portfolio to make sure we're putting our capital to best use – We have set a target to free up $5 billion in capital from legacy businesses by 2022. The updated target includes $2 billion from the decision to reduce the allocation of ALDA in our portfolio asset mix supporting our North American legacy businesses that we announced in late 2017.

2.	Managing our costs to be competitive and create value – We have set a target to achieve a 50% expense efficiency ratio and $1 billion in expense saving and avoidance by 2022.
3.	Accelerating growth in our highest-potential businesses – We have set a target to generate two-thirds of core earnings from high potential businesses by 2022.
4.	Focused on putting our customers first – We have set a target to improve our net promoter score by 30 percentage points by 2022.
5.	Fostering a high performing team and culture – We have set a target to achieve top quartile employee engagement by 2022.

[1]	See "Caution regarding forward-looking statements" below.
[2]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Third Quarter 2018

B FINANCIAL HIGHLIGHTS
	Quarterly Results			YTD Results
($ millions, unless otherwise stated, unaudited)	3Q18	2Q18	3Q17	2018	2017
Net income attributed to shareholders	$1,573	$1,262	$1,105	$4,207	$3,710
Preferred share dividends	(42)	(44)	(39)	(125)	(119)
Common shareholders' net income	$1,531	$1,218	$1,066	$4,082	$3,591
Core earnings(1)	$1,539	$1,431	$1,085	$4,273	$3,360
Basic earnings (loss) per common share ($)	$0.77	$0.61	$0.54	$2.06	$1.82
Diluted earnings (loss) per common share ($)	$0.77	$0.61	$0.54	$2.05	$1.81
Diluted core earnings per common share ($)(1)	$0.75	$0.70	$0.53	$2.09	$1.63
Return on common shareholders' equity ("ROE")	15.1%	12.3%	10.8%	13.9%	12.3%
Core ROE(1)	14.8%	14.0%	10.6%	14.1%	11.1%
Sales(1) Annualized premium equivalent sales	$1,439	$1,245	$1,300	$4,071	$4,457
Wealth and asset management gross flows	$27,128	$29,102	$27,024	$92,696	$89,726
Wealth and asset management net flows	$448	$92	$4,177	$10,517	$14,634
New business value(1)	$452	$411	$336	$1,247	$1,060
Assets under management and administration ($ billions)(1)	$1,117	$1,118	$1,036	$1,117	$1,036
Capital ($ billions)(1)	$54.4	$54.3	$51.8	$54.4	$51.8
MLI's LICAT ratio	134%	132%	-	134%	-
MLI's MCCSR ratio	-	-	234%	-	234%
Expense efficiency ratio(1)	49.5%	51.2%	57.1%	50.9%	55.3%
(1)	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
B1 Third quarter earnings analysis
Effective January 1, 2018, the Company introduced Global Wealth and Asset Management segment as a primary reporting segment. This reflects organizational changes made to drive better alignment with our strategic priorities as well as to increase focus and leverage scale in our global wealth and asset management businesses.
Our reporting segments are:
•	Asia – providing insurance products and insurance-based wealth accumulation products in Asia.
•	Canada – providing insurance products, insurance-based wealth accumulation products, and banking services in Canada.
•	U.S. – providing life insurance products and administering in-force long-term care and insurance-based wealth accumulation products in the U.S.
•	Global Wealth and Asset Management – providing fee-based wealth solutions with little or no guarantees to our retail, retirement and institutional customers around the world.
•
Corporate and Other – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); financing costs; our Property and Casualty Reinsurance business; and run-off reinsurance business lines.

In addition to changing the segments, we changed the segment reporting for changes to actuarial methods and assumptions. These changes were previously reported in the Corporate and Other segment and are now reported in the respective operating segment. Other minor adjustments to our reporting are outlined under section F2 "Performance and Non-GAAP Measures" below. Comparative periods are shown based on the Company's new reporting segments and reflect changes to the non-GAAP measures.

Manulife Financial Corporation – Third Quarter 2018

The table below reconciles core earnings to net income (loss) attributed to shareholders:
	Quarterly Results			YTD Results
($ millions, unaudited)	3Q18	2Q18	3Q17	2018	2017
Core earnings(1)
Asia	$457	$406	$374	$1,290	$1,081
Canada	351	403	403	1,044	936
U.S.	477	456	346	1,365	1,146
Global Wealth and Asset Management	289	239	216	755	618
Corporate and Other (excluding core investment gains)	(135)	(177)	(354)	(481)	(721)
Core investment gains	100	104	100	300	300
Total core earnings	$1,539	1,431	1,085	4,273	3,360
Items excluded from core earnings: Investment-related experience outside of core earnings	312	18	11	330	149
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities(2),(3) (see table below)	(277)	45	47	(182)	277
Change in actuarial methods and assumptions	(51)	-	(2)	(51)	(2)
Impact related to U.S. Tax Reform	124	-	-	124	-
Restructuring charge	-	(200)	-	(200)	-
Reinsurance transactions and other	(74)	(32)	(36)	(87)	(74)
Net income (loss) attributed to shareholders	$1,573	$1,262	$1,105	$4,207	$3,710
(1)
This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below. In addition, all values, including comparative periods, are shown based on the Company's new reporting segments noted in this section.

(2)
As outlined under "Critical Accounting and Actuarial Policies" below, net insurance contract liabilities under International Financial Reporting Standards ("IFRS") for Canadian insurers are determined using the Canadian Asset Liability Method ("CALM"). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of equity markets and interest rates is separately reported. Our definition of core earnings (see "Performance and Non-GAAP Measures" below) includes up to $400 million of favourable investment-related experience reported in a single year.

(3)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on derivative positions and the sale of available-for-sale ("AFS") bonds in the Corporate and Other segment. See table below for components of this item.

Components of the direct impact of equity markets and interest rates and variable annuity guarantee liabilities in the table above:
	Quarterly Results			YTD Results
($ millions, unaudited)	3Q18	2Q18	3Q17	2018	2017
Direct impact of equity markets and variable annuity guarantee liabilities	$8	$(26)	$126	$(205)	$403
Fixed income reinvestment rates assumed in the valuation of policy liabilities	(246)	175	(22)	242	(45)
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(39)	(104)	(57)	(219)	(81)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$(277)	$45	$47	$(182)	$277

Manulife Financial Corporation – Third Quarter 2018

B2 Revenue
	Quarterly Results			YTD Results
($ millions, unaudited)	3Q18	2Q18	3Q17	2018	2017
Gross premiums	$9,863	$9,831	$9,211	$29,160	$27,326
Premiums ceded to reinsurers	(4,762)	(1,077)	(1,968)	(6,980)	(6,059)
Net premium income	5,101	8,754	7,243	22,180	21,267
Investment income	3,481	3,566	3,309	10,282	10,070
Other revenue	2,671	2,964	2,544	8,137	8,009
Revenue before realized and unrealized investment income gains and losses	11,253	15,284	13,096	40,599	39,346
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program	(3,210)	(1,615)	(1,163)	(10,141)	2,730
Total revenue	$8,043	$13,669	$11,933	$30,458	$42,076
Total revenue in 3Q18 was $8.0 billion compared with $11.9 billion in 3Q17. The amount of revenue reported in any fiscal period can be significantly affected by fair value accounting, which can materially impact the reported realized and unrealized gains or losses on assets supporting insurance and investment contract liabilities and on the macro hedge program, a component of revenue (see section B5 "Impact of fair value accounting" below). Accordingly, we discuss specific drivers of revenue in each segment before realized and unrealized investment income gains and losses in section C "Performance by Segment" below.
3Q18 revenue before realized and unrealized investment income gains and losses of $11.3 billion decreased $1.8 billion compared with 3Q17, primarily due to higher ceded premiums from the reinsurance of a block of our legacy U.S. individual pay-out annuities business partially offset by reduced ongoing ceded premium in Canada due to a change made to a reinsurance agreement in 1Q18 and business growth in Asia.
Net realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program was a charge of $3.2 billion in 3Q18 compared with a charge of $1.2 billion in 3Q17. The 3Q18 charge was primarily due to an overall increase in interest rates in North America and Asia, partially offset by gains on real estate and ALDA. The 3Q17 charge was due to the increase in Canadian interest rates.
On a year-to-date basis, revenue before net realized and unrealized investment income gains and losses was $1.3 billion higher in 2018 compared with the same period of 2017. The favourable variance was driven by an increase in large premium deposits in group insurance in 2Q18 in Canada. Net realized and unrealized gains on assets supporting insurance and investment contract liabilities and on the macro hedge program was a loss of $10.1 billion for year-to-date 2018 compared with a gain of $2.7 billion for year-to-date 2017. The key drivers of the fair value impact on a year-to-date basis in 2018 were similar to the factors noted above for 3Q18. Key drivers for the fair value impact on a year-to-date basis in 2017 were the decline in U.S. and Hong Kong interest rates partially offset by higher interest rates in Canada.
B3 Assets under management and administration ("AUMA")1
AUMA as at September 30, 2018 were $1.1 trillion, an increase of 2% compared with December 31, 2017. The primary driver of the increase was continued customer net inflows.
B4 Capital1
MFC's total capital as at September 30, 2018 was $54.4 billion, an increase of $2.6 billion compared with September 30, 2017 capital of $51.8 billion and an increase of $3.7 billion from December 31, 2017 capital of $50.7 billion. The increase from December 31, 2017 was primarily driven by net income attributed to shareholders over the last 9 months, the impact of changes in foreign currency exchange rates and the net issuance of capital instruments and preferred shares over the last 9 months of $642 million, partially offset by dividend payments and a decrease in the market value of available-for-sale securities. As noted in section A4 "Capital related items" above, MLI's LICAT ratio was 134% as at September 30, 2018.
B5 Impact of fair value accounting
Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains and losses on investments and the direct impact of equity markets and interest rates and variable annuity guarantees, each of which

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Third Quarter 2018

impacts net income attributed to shareholders (see section A1 "Earnings" above for discussion of 3Q18 experience).
Net realized and unrealized losses on assets supporting insurance and investment contract liabilities and on the macro hedge program were $3.2 billion for 3Q18 (3Q17 – losses of $1.2 billion) and on a year-to-date basis, the losses were $10.1 billion for 2018 (year-to-date 2017 – gains of $2.7 billion). See section B2 "Revenue" above for discussion of results.
As outlined in the "Critical Accounting and Actuarial Policies" in the MD&A in our 2017 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries ("CIA"). The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss).
B6 Impact of foreign currency exchange rates
Changes in foreign currency exchange rates increased core earnings by $40 million in 3Q18 compared with 3Q17 primarily due to a weaker Canadian dollar compared with the U.S. dollar. Changes in foreign currency exchange rates reduced year-to-date core earnings by $39 million in 2018 compared with the same period of 2017. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of these items.
C PERFORMANCE BY SEGMENT
C1 Asia
($ millions, unless otherwise stated)	Quarterly Results(1)			YTD Results(1)
Canadian dollars	3Q18	2Q18	3Q17	2018	2017
Net income attributed to shareholders	$562	$363	$521	$1,373	$1,574
Core earnings(2)	457	406	374	1,290	1,081
Annualized premium equivalent sales	1,070	918	920	2,972	2,863
Revenue	5,149	4,937	5,016	14,391	15,583
Revenue before realized and unrealized investment income gains and losses(3)	5,655	5,354	4,681	16,273	14,008
Assets under management ($ billions)	98.3	98.6	87.1	98.3	87.1
U.S. dollars
Net income attributed to shareholders	US$431	US$280	US$416	US$1,066	US$1,205
Core earnings(2)	349	315	298	1,002	828
Annualized premium equivalent sales	818	711	734	2,307	2,191
Revenue	3,941	3,823	4,004	11,168	11,923
Revenue before realized and unrealized investment income gains and losses(3)	4,329	4,146	3,736	12,638	10,728
Assets under management ($ billions)	75.9	74.9	69.8	75.9	69.8
(1)	The Company made a number of reporting changes in 1Q18. Please refer to section B1 "Third quarter earnings analysis" and section F2 "Performance and Non-GAAP Measures" for details.
(2)	See "Performance and Non-GAAP Measures" for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	See section B5 "Impact of fair value accounting".

Asia's net income attributed to shareholders was $562 million in 3Q18 compared with $521 million in 3Q17. Net income attributed to shareholders is comprised of core earnings, which was $457 million in 3Q18 compared with $374 million in 3Q17, and items excluded from core earnings, which amounted to a net gain of $105 million in 3Q18 compared with a net gain of $147 million in 3Q17. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, core earnings reflected a net $17 million favourable impact due to changes in foreign currency exchange rates versus the Canadian dollar.

Manulife Financial Corporation – Third Quarter 2018

Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$431 million in 3Q18 compared with US$416 million in 3Q17 and core earnings were US$349 million in 3Q18 compared with US$298 million in 3Q17. Items excluded from core earnings were a net gain of US$82 million in 3Q18 compared with a net gain of US$118 million in 3Q17 (these items are outlined in section F2 "Performance and Non-GAAP Measures").
Core earnings in 3Q18 increased 19% compared with 3Q17. The increase in core earnings was driven by all key operating business lines, reflecting the favourable impact of new business from higher sales volume and improved product mix, and in-force business growth.
Year-to-date net income attributed to shareholders was US$1,066 million in 2018 compared with US$1,205 million in the same period of 2017. Year-to-date core earnings of US$1,002 million increased 20% compared with the same period of 2017. This increase reflects similar factors as noted above for 3Q18, partially offset by more unfavourable policyholder experience. Items excluded from year-to-date core earnings were a net gain of US$64 million in 2018 and a net gain of US$377 million for the same period of 2017. Expressed in Canadian dollars, core earnings reflected a $13 million unfavourable impact of changes in foreign currency exchange rates versus the Canadian dollar.
APE sales in 3Q18 were US$818 million, an increase of 13% compared with 3Q17 driven by growth in Japan, Hong Kong and Asia Other. NBV in 3Q18 reached US$293 million, a 29% increase compared with 3Q17, reflecting strong growth across most of our markets. Year-to-date APE sales were US$2.3 billion in 2018, an increase of 4% compared with the same period of 2017. Growth in Hong Kong and Asia Other was offset by lower sales volumes in the first half of the year in Japan. Year-to-date NBV in 2018 was US$808 million, an 18% increase compared with the same period of 2017, reflecting growth in Hong Kong and Asia Other. New business value margin ("NBV margin")1 was 37.4% in 3Q18 compared with 33.2% in 3Q17.
•
Japan APE sales in 3Q18 were US$303 million, an increase of 19% compared with 3Q17 driven by the successful launch of a new corporate-owned life insurance term product. Japan NBV in 3Q18 of US$84 million increased 42% compared with 3Q17 due to higher volumes and higher margins from improved product mix, scale benefits and management actions. Japan NBV margin was 27.7%, an increase of 4.6 percentage points compared with 3Q17.

•
Hong Kong APE sales in 3Q18 were US$170 million, a 12% increase compared with 3Q17 driven by a successful product launch, continued success of our critical illness product and strong growth in our agency force. Hong Kong NBV in 3Q18 of US$110 million increased 17% compared with 3Q17, due to higher sales and favourable product mix. Hong Kong NBV margin was 64.6%, an increase of 2.6 percentage points compared with 3Q17.

•
Asia Other APE sales in 3Q18 were US$345 million, a 9% increase compared with 3Q17 driven by growth in both bancassurance and agency channels. Asia Other NBV in 3Q18 of US$99 million increased 34% compared with 3Q17 due to higher sales, scale benefits, favourable product mix and product actions to improve margins. Asia Other NBV margin was 32.0%, an increase of 5.3 percentage points compared with 3Q17.

Revenue of US$3.9 billion in 3Q18 decreased 1% compared with 3Q17. Revenue before realized and unrealized investment income gains and losses, was US$4.3 billion in 3Q18, an increase of 16% compared with 3Q17, driven by recurring premium growth from in-force business and higher new business premiums. Year-to-date revenue was US$11.2 billion in 2018 compared with US$11.9 billion in the same period of 2017. Year-to-date revenue before realized and unrealized investment income gains and losses, was US$12.6 billion in 2018, an increase of 18% compared with the same period of 2017.
Assets under management1 were US$75.9 billion as at September 30, 2018, an increase of 6% compared with December 31, 2017, driven by positive customer net flows of US$7.9 billion partially offset by the negative impact on asset values from higher interest rates over the past nine months.
Business highlights - In 3Q18, we launched a new corporate-owned life insurance term product in Japan which drove a 19% increase in Japan APE sales compared with 3Q17. Also, in 3Q18 we introduced e-claims in Vietnam, advancing our digital strategy by expanding and leveraging the successful launch of e-claims in Hong Kong earlier this year. And to improve the health and well-being of our customers and the wider community, we sponsored multiple health and wellness events, including the IRIS yoga festival in Hong Kong and initiatives across Asia in support of World Heart Day.

[1]	This item is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.

Manulife Financial Corporation – Third Quarter 2018

C2 Canada
	Quarterly Results(1)			YTD Results(1)
($ millions, unless otherwise stated)	3Q18	2Q18	3Q17	2018	2017
Net income (loss) attributed to shareholders	$109	$510	$432	$1,078	$583
Core earnings(2)	351	403	403	1,044	936
Annualized premium equivalent sales	210	198	245	698	1,144
Manulife Bank average net lending assets ($ billions)	21.3	21.0	20.0	20.9	19.8
Revenue	2,106	4,497	775	9,797	6,921
Revenue before realized and unrealized investment income gains and losses(3)	3,652	4,241	2,534	11,475	7,868
Assets under management ($ billions)	145.3	146.0	142.6	145.3	142.6
(1)	The Company made a number of reporting changes in 1Q18. Please refer to section B1 "Third quarter earnings analysis" and section F2 "Performance and Non-GAAP Measures" for details.
(2)	See "Performance and Non-GAAP Measures" below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	See section B5 "Impact of fair value accounting".
Canada's 3Q18 net income attributed to shareholders was $109 million compared with $432 million in 3Q17. Net income attributed to shareholders is comprised of core earnings, which were $351 million in 3Q18 compared with $403 million in 3Q17, and items excluded from core earnings, which were a net charge of $242 million in 3Q18 compared with a net gain of $29 million in 3Q17 (these items are outlined in section F2 "Performance and Non-GAAP Measures").
The $52 million decrease in core earnings reflected the release of provisions for uncertain tax positions of $83 million in 3Q17 which did not recur. Other items resulted in a $31 million increase in core earnings and included more favourable policyholder experience in our group insurance business and the favourable impact of new business from sales of the recently-launched Manulife Par product in 3Q18 and pricing actions taken in late 2017.
Year-to-date net income attributed to shareholders was $1,078 million in 2018 compared with $583 million in the same period of 2017 and year-to-date core earnings were $1,044 million in 2018 compared with $936 million in the same period of 2017. The increase in year-to-date core earnings of $108 million was driven by favourable policyholder experience in our group insurance business and higher new business margins in individual insurance due to pricing actions taken in late 2017, partially offset by lower gains of $35 million related to the release of provisions for uncertain tax positions of prior years. Items excluded from year-to-date core earnings were a net gain of $34 million in 2018 and a net charge of $353 million for the same period of 2017.
APE sales of $210 million in 3Q18 decreased by $35 million compared with 3Q17 driven by variability in the large-case group insurance market. Year-to-date APE sales in 2018 were $698 million, $446 million lower than in the same period of 2017, driven by a prior year large-case group insurance sale.
•	Individual insurance APE sales in 3Q18 of $78 million increased $12 million or 18% compared with 3Q17, driven by the introduction of Manulife Par.
•	Group insurance APE sales in 3Q18 of $78 million decreased $42 million or 35% compared with 3Q17, due to variability in the large-case group insurance market.
•
Annuities APE sales in 3Q18 of $54 million decreased $5 million or 8% compared with 3Q17 due to actions to de-emphasize higher risk segregated fund[1] sales. We are focused on growth in lower risk segregated fund products, which in 3Q18 grew by 13% and accounted for 78% of annuity APE sales.

Manulife Bank quarterly average net lending assets were $21.3 billion as at September 30, 2018, up $1.0 billion or 5% from December 31, 2017.
Revenue in 3Q18 was $2.1 billion compared with $0.8 billion in 3Q17 and was $9.8 billion for year-to-date 2018 compared with $6.9 billion in the same period of 2017. Revenue before realized and unrealized investment income gains and losses was $3.7 billion in 3Q18, an increase of $1.1 billion compared with 3Q17, and was $11.5 billion for year-to-date 2018, an increase of $3.6 billion compared with the same period of 2017. The increases in quarterly and year-to-date revenue before realized and unrealized investment income gains and losses were driven by a change made to a reinsurance agreement in 1Q18, which reduced ongoing ceded premiums.

[1]	Segregated fund products include guarantees. These products are also referred to as variable annuities.

Manulife Financial Corporation – Third Quarter 2018

Assets under management were $145.3 billion as at September 30, 2018, an increase of $0.7 billion from December 31, 2017, primarily driven by growth in Manulife Bank net lending assets, partially offset by net outflows in the segregated fund business.
Business highlights - In 3Q18, we entered into a reinsurance transaction on our legacy business to reduce risk and release $85 million of capital. We delivered a strong first quarter of sales in Manulife Par, gaining momentum in the individual insurance market. We continued to execute our digital customer-centric strategy, partnering with Canada's largest pharmacy chain, Shoppers Drug Mart, to launch the first medical marijuana program in Canada to help customers receive the right strain and formulation for their condition. We also surpassed one million robotics-processed transactions, which improves efficiency and makes it easier for our customers to do business with us through faster processing times and improved transaction quality.
C3 U.S.
($ millions, unless otherwise stated)	Quarterly Results(1)			YTD Results(1)
Canadian dollars	3Q18	2Q18	3Q17	2018	2017
Net income attributed to shareholders	$640	$630	$322	$1,808	$1,697
Core earnings(2)	477	456	346	1,365	1,146
Annualized premium equivalent sales	159	129	135	401	450
Revenue	(583)	2,982	4,884	2,418	15,809
Revenue before realized and unrealized investment income gains and losses(3)	571	4,461	4,586	9,013	13,555
Assets under management ($ billions)	227.3	233.5	224.4	227.3	224.4
U.S. dollars
Net income attributed to shareholders	US$490	US$488	US$257	US$1,403	US$1,288
Core earnings(2)	365	353	276	1,059	876
Annualized premium equivalent sales	122	99	107	311	343
Revenue	(446)	2,308	3,898	1,878	12,072
Revenue before realized and unrealized investment income gains and losses(3)	436	3,454	3,659	7,038	10,383
Assets under management ($ billions)	175.6	177.4	179.8	175.6	179.8
(1)	The Company made a number of reporting changes in 1Q18. Please refer to section B1 "Third quarter earnings analysis" and section F2 "Performance and Non-GAAP Measures" for details.
(2)	See "Performance and Non-GAAP Measures" below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	See section B5 "Impact of fair value accounting".
 U.S. 3Q18 net income attributed to shareholders was $640 million compared with $322 million in 3Q17. Net income attributed to shareholders is comprised of core earnings, which amounted to $477 million in 3Q18 compared with $346 million in 3Q17, and items excluded from core earnings, which amounted to a net gain of $163 million in 3Q18 compared with a net charge of $24 million in 3Q17. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, the change in core earnings reflected a net $20 million favourable currency impact from the strengthening of the U.S. dollar compared with the Canadian dollar.
Expressed in U.S. dollars, the functional currency of the segment, 3Q18 net income attributed to shareholders was US$490 million compared with US$257 million in 3Q17, core earnings were US$365 million in 3Q18 compared with US$276 million in 3Q17, and items excluded from core earnings were a net gain of US$125 million in 3Q18 compared with a net charge of US$19 million in 3Q17 (these items are outlined in section F2 "Performance and Non-GAAP Measures").
The US$89 million increase in core earnings included US$53 million related to lower U.S. tax rates, favourable policyholder experience in 3Q18 compared with unfavourable experience in 3Q17, and the impact of higher sales volume and product mix changes, partially offset by other experience related items. Favourable policyholder experience in 3Q18 was driven by favourable mortality in the life insurance and annuities businesses, partially offset by unfavourable experience in the long-term care ("LTC") business. LTC experience in the quarter was consistent with the prior year period, and remains approximately neutral on average since our last triennial review in the third quarter of 2016.
Year-to-date net income attributed to shareholders was US$1,403 million in 2018 compared with US$1,288 million in the same period of 2017 and year-to-date core earnings were US$1,059 million in 2018 compared with US$876 million in the same period of 2017. The increase in year-to-date core earnings of US$183 million was driven by the favourable impact of lower U.S. tax rates, favourable policyholder experience, a gain related to the settlement of an annuity reinsurance item, and

Manulife Financial Corporation – Third Quarter 2018

lower amortization of deferred acquisition costs on the legacy variable annuity business, partially offset by the impact of lower sales volume and product mix changes. Year-to-date policyholder experience was a small gain in 2018 compared to losses in 2017. Items excluded from year-to-date core earnings were a net gain of US$344 million in 2018 and a net gain of US$412 million for the same period of 2017. Expressed in Canadian dollars, core earnings reflected a $19 million unfavourable impact of changes in foreign currency exchange rates versus the Canadian dollar.
APE sales in 3Q18 of US$122 million increased 14% compared with 3Q17, primarily due to enhanced features on the indexed universal life product offerings and continued ramp-up of product sales with the John Hancock Vitality PLUS feature which benefited multiple products in 3Q18. Term and international sales continue to be impacted by competitive pressures although 3Q18 international sales benefited from the sale of a large multi-pay policy. Year-to-date sales in 2018 of US$311 million decreased 9% compared with the same period of 2017 primarily due to lower international and variable universal life sales.
Revenue in 3Q18 was a charge of US$0.4 billion compared with a gain of US$3.9 billion in 3Q17. Revenue before net realized and unrealized investment income gains and losses was US$0.4 billion in 3Q18, a decrease compared with US$3.7 billion in 3Q17. The US$3.3 billion decrease was primarily due to US$2.8 billion of ceded premiums from the reinsurance of a block of our legacy individual pay-out annuities business during the quarter. Year-to-date revenue was US$1.9 billion in 2018, a decrease compared with US$12.1 billion in the same period of 2017. Year-to-date revenue before realized and unrealized investment income gains and losses was US$7.0 billion in 2018, a decrease of US$3.3 billion compared with the same period of 2017.
Assets under management as at September 30, 2018 were US$175.6 billion, a decrease of 4% from December 31, 2017. The decrease was driven by the continued run-off of our annuities business, unfavourable mark-to-market movement on assets supporting our insurance business primarily from interest rate movement, as well as the impact of the reinsurance of our legacy individual pay-out annuities block.
Business highlights - In the U.S., we became the first U.S. life insurance company to fully embrace behavioral-based life insurance with the October 1st launch of Vitality Go on all life insurance policies at no additional cost. This basic, "be healthy" version of the program provides access to expert fitness and nutritional resources, and personalized health goals that when achieved unlock rewards and discounts at major brand outlets. Our full feature Vitality rider (now known as Vitality PLUS) garnered US$31 million in sales in 3Q18. We also made progress in managing our legacy business with the reinsurance of our individual pay-out annuities business in 3Q18 and our group pay-out annuities business in 4Q18.
C4 Global Wealth and Asset Management
	Quarterly Results(1)			YTD Results(1)
($ millions, unless otherwise stated)	3Q18	2Q18	3Q17	2018	2017
Net income attributed to shareholders	$281	$233	$206	$737	$582
Core earnings(2)	289	239	216	755	618
Core EBITDA(3)	406	370	352	1,136	1,071
Sales
Wealth and asset management gross flows	27,128	29,102	27,024	92,696	89,726
Wealth and asset management net flows	448	92	4,177	10,517	14,634
Revenue	1,387	1,359	1,275	4,093	3,859
Assets under management and administration ($ billions)	644.0	639.9	584.4	644.0	584.4
(1)	The Company made a number of reporting changes in 1Q18. Please refer to section B1 "Third quarter earnings analysis" and section F2 "Performance and Non-GAAP Measures" for details.
(2)	See "Performance and Non-GAAP Measures" below for a reconciliation between IFRS net income attributed to shareholders and core earnings.
(3)	Core EBITDA is a non-GAAP measure and is equal to core earnings before interest, taxes, depreciation and amortization. See F2 "Performance and Non-GAAP Measures" below.

Global Wealth and Asset Management's net income attributed to shareholders was $281 million in 3Q18 compared with $206 million in 3Q17. Net income attributed to shareholders is comprised of core earnings, which were $289 million in 3Q18 compared with $216 million in 3Q17, and items excluded from core earnings, which were a net charge of $8 million in 3Q18 compared with a net charge of $10 million in 3Q17. Items excluded from core earnings are related to integration costs in our Hong Kong and Canadian retirement businesses (these items are outlined in section F2 "Performance and Non-GAAP Measures").
Core earnings in 3Q18 increased 30% compared with 3Q17 driven by higher earnings on higher average asset levels and $13 million from the impact of lower U.S. tax rates.
Core EBITDA was $406 million in 3Q18, an increase of 12% compared with 3Q17, driven by higher fee income.

Manulife Financial Corporation – Third Quarter 2018

Year-to-date net income attributed to shareholders was $737 million in 2018 compared with $582 million in the same period of 2017. Year-to-date core earnings of $755 million increased $137 million compared with the same period of 2017. The increase reflects higher earnings on higher average asset levels and the impact of lower U.S. tax rates. Items excluded from year-to-date core earnings were a net charge of $18 million in 2018 and a net charge of $36 million for the same period of 2017.
Year-to-date Core EBITDA was $1,136 million in 2018, an increase of 7% compared with the same period of 2017. The increase was driven by higher earnings on higher average asset levels.
Gross Flows and Net Flows - As noted above, gross flows were $27.1 billion in 3Q18, a decrease of 3% compared with 3Q17, and net flows were $0.4 billion in 3Q18, a decrease of $3.7 billion compared with 3Q17. Year-to-date gross flows in 2018 of $92.7 billion were 4% higher than the same period of 2017, and year-to-date net flows of $10.5 billion in 2018 were $4.1 billion lower than the same period of 2017. By geography the results were:
WAM Asia:
•
Gross flows in Asia in 3Q18 were $5.2 billion, a decrease of 27% compared with 3Q17, driven by lower gross flows in mainland China from retail money market funds and institutional asset management. Retirement gross flows were in line with the prior year. Year-to-date gross flows of $18.4 billion were 4% lower than the same period of 2017.

•
Net flows in 3Q18 were $1.0 billion compared with net flows of $1.8 billion in 3Q17, driven by lower gross flows in retail money market funds in mainland China as mentioned above. Year-to-date net flows of $4.6 billion in 2018 were $0.3 billion higher than the same period of 2017.

WAM Canada:
•
Gross flows in Canada in 3Q18 were $4.7 billion, an increase of 7% compared with 3Q17, driven by new plan deposits and recurring contributions in retirement, higher sales of several balanced and equity funds in retail, and higher private market sales in institutional asset management. Year-to-date gross flows in 2018 of $18.2 billion were 19% higher than the same period of 2017.

•
Net flows in 3Q18 were negative $1.5 billion in 3Q18 compared with positive net flows of $0.9 billion in 3Q17, driven by higher retail redemptions, the departure of a large retail advisor branch, and two large fixed income redemptions totaling $1.0 billion in institutional asset management. These items were partially offset by higher gross flows as mentioned above. Year-to-date net flows of $2.7 billion in 2018 were $0.3 billion lower than the same period of 2017.

WAM U.S.:
•
Gross flows in the U.S. in 3Q18 were $17.3 billion, an increase of 5% compared with 3Q17, driven by the launch of a $1.2 billion real estate separately managed account in institutional asset management as well as higher plan deposits in the mid-case market segment in retirement. These items were partially offset by lower sales of fixed income funds and the closure of a top selling international equity fund in retail. Year-to-date gross flows in 2018 of $56.1 billion were 3% higher than the same period of 2017.

•
Net flows in 3Q18 were $0.9 billion compared with net flows of $1.4 billion in 3Q17, driven by higher retail redemptions, partially offset by higher gross flows as mentioned above and growth in exchange traded funds. Year-to-date net flows in 2018 of $3.2 billion were $4.1 billion lower than the same period of 2017.

Revenue in 3Q18 was $1.4 billion, an increase compared with $1.3 billion in 3Q17. This increase was driven by higher fee income on higher average asset levels. Year-to-date revenue in 2018 was $4.1 billion, an increase compared with $3.9 billion in the same period of 2017.
Assets under management and administration of $644 billion as at September 30, 2018 increased 4% compared with December 31, 2017 driven by positive year-to-date net flows of $10.5 billion, and increased 7% compared with September 30, 2017 due to favourable investment performance and positive net flows. Global WAM also manages $182 billion in assets for the Company's non-WAM reporting segments, and including those managed assets, AUMA managed by Global WAM was $826 billion as at September 30, 2018.
Business highlights - Global WAM launched an innovative Goals-Based Investing program powered by advanced data analytics and dynamic liability-driven investment, marking the first time this type of investment strategy has been offered to retail customers in Canada. In 3Q18, we regained the leading sales market share position in the Hong Kong Mandatory

Manulife Financial Corporation – Third Quarter 2018

Provident Fund ("MPF") market, attracting over one-third of net cash flows.1 In addition, in the U.S., we continue to enhance the digital customer experience with the launch of My Money Connector, an aggregation tool that helps participants manage their finances.
C5 Corporate and Other
	Quarterly Results(1)			YTD Results(1)
($ millions, unless otherwise stated)	3Q18	2Q18	3Q17	2018	2017
Net income (loss) attributed to shareholders	$(19)	$(474)	$(376)	$(789)	$(726)
Core loss excluding core investment gains(2)	$(135)	$(177)	$(354)	$(481)	$(721)
Core investment gains	100	104	100	300	300
Total core gain (loss)	$(35)	$(73)	$(254)	$(181)	$(421)
Revenue	$(16)	$(106)	$(17)	$(241)	$(96)
Assets under management ($ billions)	2.6	0.3	(2.7)	2.6	(2.7)
(1)	The Company made a number of reporting changes in 1Q18. Please refer to section B1 "Third quarter earnings analysis" and section F2 "Performance and Non-GAAP Measures" for details.
(2)	See "Performance and Non-GAAP Measures" for a reconciliation between IFRS net income attributed to shareholders and core earnings.
Corporate and Other is composed of: Investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); Property and Casualty ("P&C") Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.
For segment reporting purposes, settlement costs for macro equity hedges and other non-operating items are included in this segment's earnings. This segment is also where we reclassify favourable investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see "Performance and Non-GAAP measures" below). In each of the other segments, we report all investment-related experience in items excluded from core earnings.
Corporate and Other reported a net loss attributed to shareholders of $19 million in 3Q18 compared with a net loss attributed to shareholders of $376 million in 3Q17. The core loss was $35 million in 3Q18 compared with a core loss of $254 million in 3Q17 and the items excluded from core loss amounted to a net gain of $16 million in 3Q18 compared with a net charge of $122 million in 3Q17 (these items are outlined in section F2 "Performance and Non-GAAP Measures").
The $219 million improvement in core loss was largely due to a $240 million charge in the prior year in our Property and Casualty Reinsurance business for estimated losses relating to hurricanes in the U.S and the Caribbean. We also reported higher withholding taxes on future U.S. remittances and the unfavourable impact of lower U.S. tax rates partially offset by higher net investment-related income and lower expected macro hedging costs.
On a year-to-date basis, the net loss attributed to shareholders was $789 million in 2018 compared with a net loss attributed to shareholders of $726 million in the same period of 2017. The year-to-date core loss was $181 million in 2018 compared with $421 million in the same period of 2017. The favourable variance in the year-to-date core loss of $240 million was attributable to the prior year hurricane-related provisions, higher net investment-related income, and lower expected macro hedging costs, partially offset by the impact of lower U.S. tax rates. Items excluded from the year-to-date core loss were a net charge of $608 million in 2018 compared with a net charge of $305 million in the same period of 2017.
Revenue in 3Q18 was a loss of $16 million compared with a loss of $17 million in 3Q17. The variance was driven by lower realized losses on the sale of AFS bonds mostly offset by lower premiums in the P&C Reinsurance business primarily due to reinstatement premiums in 2017. Year-to-date revenue was a loss of $241 million in 2018 compared with a loss of $96 million in the same period of 2017.
D RISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2017 Annual Report. The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS 7 "Financial Instruments – Disclosures". Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.
..

[1]	Market share of net cash flows by scheme sponsor as reported in the Mercer MPF Market Share Report for September 30, 2018.
Manulife Financial Corporation – Third Quarter 2018

D1 Variable annuity and segregated fund guarantees
As described in the MD&A in our 2017 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent on and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2018 to 2038.
We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section D3 "Publicly traded equity performance risk" below).
The table below shows selected information regarding the Company's variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

	September 30, 2018			December 31, 2017
As at ($ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit	$5,094	$4,097	$1,060	$5,201	$4,195	$1,074
Guaranteed minimum withdrawal benefit	59,866	53,679	6,659	61,767	56,512	5,943
Guaranteed minimum accumulation benefit	17,983	18,346	22	18,162	18,705	11
Gross living benefits(1)	82,943	76,122	7,741	85,130	79,412	7,028
Gross death benefits(2),(3)	10,476	16,743	977	10,743	16,973	1,001
Total gross of reinsurance	93,419	92,865	8,718	95,873	96,385	8,029
Living benefits reinsured	4,368	3,537	880	4,522	3,667	911
Death benefits reinsured	2,290	2,262	376	3,014	3,040	435
Total reinsured	6,658	5,799	1,256	7,536	6,707	1,346
Total, net of reinsurance	$86,761	$87,066	$7,462	$88,337	$89,678	$6,683

(1)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(2)	Contracts with guaranteed long-term care benefits are included in this category.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at September 30, 2018 was $7,462 million (December 31, 2017 – $6,683 million) of which: US$4,343 million (December 31, 2017 – US$3,982 million) was on our U.S. business, $1,449 million (December 31, 2017 – $1,342 million) was on our Canadian business, US$130 million (December 31, 2017 – US$95 million) was on our Japan business and US$172 million (December 31, 2017 – US$181 million) was related to Asia (other than Japan) and our run-off reinsurance business.

D2 Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company's assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated or on MLI's LICAT ratio will be as indicated.
D3 Publicly traded equity performance risk
As outlined in our 2017 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity

Manulife Financial Corporation – Third Quarter 2018

guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 52 and 53 of our 2017 Annual Report).
The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10%, 20% or 30% they continued to decline, remained flat, or grew more slowly than assumed in the valuation the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to section E3 "Sensitivity of policy liabilities to asset related assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.
It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

The Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA constrain the investment return assumptions for public equities and certain ALDA based on historical return benchmarks for public equities. The potential impact on net income attributed to shareholders does not take into account possible changes to investment return assumptions resulting from the impact of declines in public equity market values on these historical return benchmarks.

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)

As at September 30, 2018
($ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,560)	$(2,100)	$(880)	$700	$1,240	$1,690
Asset based fees	(520)	(350)	(170)	170	350	520
General fund equity investments(5)	(1,080)	(690)	(310)	300	590	890
Total underlying sensitivity before hedging	(5,160)	(3,140)	(1,360)	1,170	2,180	3,100
Impact of macro and dynamic hedge assets(6)	2,900	1,710	750	(600)	(1,040)	(1,390)
Net potential impact on net income after impact of hedging	$(2,260)	$(1,430)	$(610)	$570	$1,140	$1,710
As at December 31, 2017
($ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,940)	$(2,260)	$(960)	$670	$1,110	$1,410
Asset based fees	(510)	(340)	(170)	170	340	510
General fund equity investments(5)	(930)	(590)	(270)	270	540	810
Total underlying sensitivity before hedging	(5,380)	(3,190)	(1,400)	1,110	1,990	2,730
Impact of macro and dynamic hedge assets(6)	3,220	1,850	790	(640)	(1,100)	(1,410)
Net potential impact on net income after impact of hedging	$(2,160)	$(1,340)	$(610)	$470	$890	$1,320
(1)	See "Caution related to sensitivities" above.
(2)
The tables above show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 % change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.

(3)
Please refer to section E3 "Sensitivity of policy liabilities to asset related assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

Manulife Financial Corporation – Third Quarter 2018

(4)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(5)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(6)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Changes in equity markets impact our available and required components of the LICAT ratio. The following table shows the potential impact to MLI's LICAT ratio resulting from changes in public equity market values, assuming that the change in the value of the hedge assets does not completely offset the change of the related variable annuity guarantee liabilities.
Potential immediate impact on MLI's LICAT ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2),(3)

	Impact on MLI's LICAT ratio
Percentage points	-30%	-20%	-10%	10%	20%	30%
September 30, 2018	(6)	(4)	(2)	3	6	8
June 30, 2018	(6)	(4)	(2)	2	5	7

(1)
See "Caution related to sensitivities" above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

(3)
The Office of the Superintendent of Financial Institutions ("OSFI") rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.

D4 Interest rate and spread risk
As at September 30, 2018, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of $100 million, and to a 50 basis point increase in interest rates to be a benefit of $100 million.
The table below shows the potential impact on net income attributed to shareholders from a 50 basis point parallel move in interest rates. This includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates where government rates are not currently negative, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenarios, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. Furthermore, our sensitivities are not consistent across all regions in which we operate, and the impact of yield curve changes will vary depending upon the geography where the change occurs. Reinvestment assumptions used in the valuation of policy liabilities tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of interest rate increases. This is because the reinvestment assumptions used in the valuation of our insurance liabilities are based on interest rate scenarios and calibration criteria set by the Actuarial Standards Board, while our interest rate hedges are valued using current market interest rates. Therefore, in any particular quarter, changes to the reinvestment assumptions are not fully aligned to changes in current market interest rates especially when there is a significant change in the shape of the interest rate curve. As a result, the impact from non-parallel movements may be materially different from the estimated impact of parallel movements. For example, if long-term interest rates increase more than short-term interest rates (sometimes referred to as a steepening of the yield curve) in North America, the decrease in the value of our swaps may be greater than the decrease in the value of our insurance liabilities. This could result in a charge to net income attributed to shareholders in the short-term even though the rising and steepening, if sustained, may have a positive long-term economic impact.
The potential impact on net income attributed to shareholders does not take into account any future potential changes to our ultimate reinvestment rate assumptions or calibration criteria for stochastic risk-free rates or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. The impact also does not reflect any unrealized gains or losses on AFS fixed income assets held in our surplus segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our

Manulife Financial Corporation – Third Quarter 2018

product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income asset unrealized gains or losses. It is not certain we would crystallize any of the unrealized gains or losses available.
The impact does not reflect any potential effect of changing interest rates to the value of our ALDA assets. Rising interest rates could negatively impact the value of our ALDA assets (see "Critical Accounting and Actuarial Policies – Fair Value of Invested Assets", on page 75 of our 2017 Annual Report). More information on ALDA can be found in section D5 "Alternative long-duration asset ("ALDA") performance risk".
The following table shows the potential impact on net income attributed to shareholders including the change in the market value of AFS fixed income assets held in our surplus segment, which could be realized through the sale of these assets.

Potential impact on net income attributed to shareholders and MLI's LICAT ratio of an immediate parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

	September 30, 2018				December 31, 2017
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(100)		$100		$(200)		$100
From fair value changes in AFS fixed income assets held in surplus, if realized	1,400		(1,300)		1,100		(1,000)
MLI's LICAT ratio (Percentage points)
LICAT ratio change in percentage points(5)	2		-

(1)
See "Caution related to sensitivities" above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.
(4)	Sensitivities are based on projected asset and liability cash flows and the impact of realizing fair value changes in AFS fixed income is based on the holdings at the end of the period.
(5)	Includes all LICAT impacts, including realized and unrealized fair value change in AFS fixed income assets. The LICAT ratio is not applicable before January 1, 2018.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in corporate spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at
($ millions)	September 30, 2018	December 31, 2017
Corporate spreads(4),(5)
Increase 50 basis points	$600	$1,000
Decrease 50 basis points	(600)	(1,000)
Swap spreads
Increase 20 basis points	$(200)	$(400)
Decrease 20 basis points	200	400

(1)	See "Caution related to sensitivities" above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact of changes in segregated fund bond values due to changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)	Sensitivities are based on projected asset and liability cash flows.
(4)	Corporate spreads are assumed to grade to the long-term average over five years.
(5)
As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of a change in deterministic reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.

D5 Alternative long-duration asset ("ALDA") performance risk
The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of ALDA that differ from the expected levels assumed in the valuation of policy liabilities.

Manulife Financial Corporation – Third Quarter 2018

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4),(5),(6)

As at	September 30, 2018		December 31, 2017
($ millions)	-10%	10%	-10%	10%
Real estate, agriculture and timber assets	$(1,300)	$1,300	$(1,300)	$1,300
Private equities and other ALDA	(1,600)	1,500	(1,500)	1,400
Alternative long-duration assets	$(2,900)	$2,800	$(2,800)	$2,700

(1)	See "Caution Related to Sensitivities" above.
(2)	This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA weightings; or (ii) any gains or losses on ALDA held in the Corporate and Other segment.
(3)
The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in ALDA returns. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.
(5)
Please refer to section E3 "Sensitivity of policy liabilities to asset related assumptions" for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(6)
The sensitivities as at September 30, 2018 reflect ALDA dispositions completed as of that date. Further ALDA dispositions as part of our decision to change the portfolio asset mix supporting our North American legacy business will be reflected in the sensitivity as they occur.

D6 Short selling activity
As noted above in A7 "Mosten Update", on October 4, 2018, a U.S. based investment firm announced it had taken a short position on Manulife's common shares and published a report on the Mosten litigation. Manulife believes the investment firm mischaracterized several aspects of the litigation. We disagree with the conclusions of the report and continue to believe that Mosten's position is legally unfounded. Following this public announcement, our common share price declined and has experienced heightened volatility despite the positive fundamentals of Manulife's business.
Short sellers seek to profit from a decline in the price of our common shares. Through their actions and public statements, they may encourage the decline in price from which they profit and may encourage others to take short positions in our shares. The existence of such short positions and the related publicity may lead to continued volatility in our common share price.
E ACCOUNTING MATTERS AND CONTROLS
E1 Critical accounting and actuarial policies
Our significant accounting policies are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2017. The critical accounting policies and the estimation processes relate to the determination of insurance and investment contract liabilities, assessment of relationships with other entities for consolidation, fair value of certain financial instruments, provisioning for asset impairment, accounting for derivative financial instruments, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets are described on pages 68 to 79 of our 2017 Annual Report.
E2 Actuarial methods and assumptions
A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company's exposure to uncertainty by ensuring assumptions for both asset-related and liability-related risks remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins for adverse deviations that are appropriate for the risks assumed. While the assumptions selected represent the Company's current best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to actuarial assumptions, which could materially impact insurance contract liabilities.
The completion of the 2018 annual review of actuarial methods and assumptions in 3Q18 resulted in a decrease in insurance contract liabilities of $174 million, net of reinsurance, and a decrease in net income attributed to shareholders of $51 million post-tax.
Manulife Financial Corporation – Third Quarter 2018

	Change in insurance contract liabilities, net of reinsurance
For the three and nine months ended September 30, 2018 ($ millions)	Total	Attributed to participating policyholders' account	Attributed to shareholders' account	Change in net income attributed to shareholders (post-tax)
Mortality and morbidity updates	$319	$(192)	$511	$(360)
Lapses and policyholder behaviour	287	-	287	(226)
Investment return assumptions	(96)	50	(146)	143
Other updates	(684)	(94)	(590)	392
Net impact	$(174)	$(236)	$62	$(51)

Updates to mortality and morbidity assumptions
Mortality and morbidity updates resulted in a $360 million post-tax charge to net income attributed to shareholders.
The primary driver of the charge is related to updates to mortality and morbidity assumptions for the Company's structured settlement and term renewal business in Canada. A review of mortality assumptions for the Company's U.S. group pension annuity business and certain blocks of its U.S. life insurance business resulted in a small charge to earnings, and other updates to mortality and morbidity assumptions led to a small net charge.
Updates to lapses and policyholder behaviour
Lapse and policyholder behaviour updates resulted in a $226 million post-tax charge to net income attributed to shareholders.
The primary driver of the charge is related to updated lapse and premium persistency rates for certain U.S. life insurance product lines ($252 million post-tax charge). This included updates to universal life no-lapse guarantee business lapse assumptions to better reflect emerging experience which showed a variation in lapses based on premium funding levels, partially offset by favourable lapse experience on several of the U.S. life insurance product lines.
Other updates to lapse and policyholder behaviour assumptions were made across several product lines to reflect recent experience.
Updates to investment return assumptions
Investment return assumption updates resulted in a $143 million post-tax gain to net income attributed to shareholders.
We updated our bond default rates to reflect recent experience, leading to a $401 million post-tax gain and updated our investment return assumptions for ALDA and public equities, specifically oil and gas, which led to a $210 million post-tax charge. Other refinements to the projections of investment returns resulted in a $48 million post-tax charge.
Other updates
Refinements to the projection of our tax and liability cashflows across multiple product lines led to a post-tax gain to net income attributed to shareholders of $392 million. The refinements were primarily driven by the projection of tax cashflows as we reviewed the deductibility of certain reserves. In addition, we refined the projection of policyholder crediting rates for certain products.
Impact of changes in actuarial methods and assumptions by segment
The impact of changes in actuarial methods and assumptions in Canada was a post-tax charge to net income attributed to shareholders of $370 million. This charge was driven by updates to oil & gas investment return assumptions and updates to mortality and morbidity assumptions for our structured settlement and term renewal businesses. In the U.S., we recorded a post-tax gain of $286 million, driven by updates to our bond default rates and refinements to the projection of our tax and liability cashflows, partially offset by updates to policyholder behavior assumptions in JH Life. Updates to assumptions in Asia and Reinsurance resulted in a post-tax gain of $33 million.
E3 Sensitivity of policy liabilities to asset related assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects net income attributed to shareholders. The sensitivity of net income attributed to shareholders to updates to certain asset related assumptions underlying policy liabilities is shown below, and assumes that there is a simultaneous change in the assumptions across all business units.

Manulife Financial Corporation – Third Quarter 2018

For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.
Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities

As at	Increase (decrease) in after-tax income
($ millions)	September 30, 2018		December 31, 2017
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$500	$(500)	$400	$(400)
100 basis point change in future annual returns for ALDA(2)	3,500	(3,900)	3,600	(4,100)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(300)	300	(200)	200
(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. Expected long-term annual market growth assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The growth rates inclusive of dividends in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 9.3% per annum in Canada, 9.6% per annum in the U.S. and 6.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 8.3% and 9.9%.

(2)
Expected long-term return assumptions for ALDA and public equity are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. Annual best estimate return assumptions for ALDA and public equity include market growth rates and annual income, such as rent, production proceeds and dividends, and will vary based on our holding period. Over a 20-year horizon, our best estimate return assumptions range between 5.25% and 11.65%, with an average of 9.5% based on the current asset mix backing our guaranteed insurance and annuity business as of September 30, 2018, adjusted to reflect our decision to reduce the allocation to ALDA in the portfolio asset mix of our North American legacy businesses. Our return assumptions including the margins for adverse deviations in our valuation, which take into account the uncertainty of achieving the returns, range between 2.5% and 7.5%, with an average of 6.3% based on the asset mix backing our guaranteed insurance and annuity business as of September 30, 2018, adjusted to reflect our decision to reduce the allocation to ALDA in the portfolio asset mix of our North American legacy businesses. See section A5 "Progress on improving the capital efficiency of our legacy businesses".

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 16.95% per annum in Canada and 17.15% per annum in the U.S. for large-cap public equities, and 19.25% per annum in Japan. For European equity funds, the volatility varies between 16.5% and 18.4%.

E4 Accounting and reporting changes
Refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2018 for accounting and reporting changes during the quarter.

Manulife Financial Corporation – Third Quarter 2018

E5 Quarterly financial information
The following table provides summary information related to our eight most recently completed quarters.

As at and for the three months ended	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,
($ millions, except per share amounts or otherwise stated, unaudited)	2018	2018	2018	2017	2017	2017	2017	2016
Revenue
Premium income
Life and health insurance	$7,700	$7,628	$7,300	$6,000	$6,321	$6,040	$5,994	$6,093
Annuities and pensions(1)	(2,599)	1,126	1,025	943	922	934	1,056	908
Net premium income	5,101	8,754	8,325	6,943	7,243	6,974	7,050	7,001
Investment income	3,481	3,566	3,235	3,579	3,309	3,444	3,317	3,309
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities(2)	(3,210)	(1,615)	(5,316)	2,988	(1,163)	3,303	590	(16,421)
Other revenue	2,671	2,964	2,502	2,737	2,544	2,872	2,593	2,637
Total revenue	$8,043	$13,669	$8,746	$16,247	$11,933	$16,593	$13,550	$(3,474)
Income (loss) before income taxes	$1,911	$1,535	$1,714	$(2,123)	$1,269	$1,618	$1,737	$(285)
Income tax (expense) recovery	(6)	(246)	(337)	424	(13)	(304)	(346)	450
Net income (loss)	$1,905	$1,289	$1,377	$(1,699)	$1,256	$1,314	$1,391	$165
Net income (loss) attributed to shareholders	$1,573	$1,262	$1,372	$(1,606)	$1,105	$1,255	$1,350	$63
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(3)	$1,539	$1,431	$1,303	$1,205	$1,085	$1,174	$1,101	$1,287
Other items to reconcile net income attributed to shareholders to core earnings(4):
Investment-related experience outside of core earnings	312	18	-	18	11	138	-	-
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	(277)	45	50	(68)	47	(37)	267	(1,202)
Change in actuarial methods and assumptions	(51)	-	-	(33)	(2)	-	-	(10)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	-	(1,032)	-	-	-	-
Charge related to U.S. Tax Reform	124	-	-	(1,777)	-	-	-	-
Restructuring charges	-	(200)	-	-	-	-	-	-
Reinsurance transactions and other	(74)	(32)	19	81	(36)	(20)	(18)	(12)
Net income (loss) attributed to shareholders	$1,573	$1,262	$1,372	$(1,606)	$1,105	$1,255	$1,350	$63
Basic earnings (loss) per common share	$0.77	$0.61	$0.67	$(0.83)	$0.54	$0.62	$0.66	$0.01
Diluted earnings (loss) per common share	$0.77	$0.61	$0.67	$(0.83)	$0.54	$0.61	$0.66	$0.01
Segregated funds deposits	$9,424	$9,872	$9,728	$8,421	$8,179	$8,544	$9,632	$8,247
Total assets (in billions)	$748	$752	$740	$730	$713	$726	$728	$721
Weighted average common shares (in millions)	1,984	1,984	1,983	1,980	1,978	1,977	1,976	1,974
Diluted weighted average common shares (in millions)	1,989	1,989	1,989	1,988	1,986	1,984	1,984	1,980
Dividends per common share	$0.220	$0.220	$0.220	$0.205	$0.205	$0.205	$0.205	$0.185
CDN$ to US$1 - Statement of Financial Position	1.2945	1.3168	1.2894	1.2545	1.2480	1.2977	1.3323	1.3426
CDN$ to US$1 - Statement of Income	1.3069	1.2912	1.2647	1.2712	1.2528	1.3450	1.3238	1.3343
(1)	Includes US$2.8 billion of ceded premiums related to the reinsurance of a block of our legacy U.S. individual pay-out annuities in 3Q18.
(2)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains and losses on the assets is largely offset in the change in insurance and investment contract liabilities.

(3)	Core earnings is a non-GAAP measure. See "Performance and Non-GAAP Measures" below.
(4)
For explanations of other items, see "Q3 earnings analysis" table in section B "Financial Highlights" and for an operating segment split of these items see the 8 quarter trend tables in section F2 "Performance and Non-GAAP Measures" which reconcile net income attributed to shareholders to core earnings.

E6 Other
No changes were made in our internal control over financial reporting during the three and nine months ended September 30, 2018, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC's Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC's Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation – Third Quarter 2018

F OTHER
F1 Outstanding shares – selected information
Common Shares
As at October 31, 2018 MFC had 1,984,717,426 common shares outstanding.
F2 Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure if it is presented other than in accordance with generally accepted accounting principles used for the Company's audited financial statements. Non-GAAP measures include: core earnings (loss); core ROE; diluted core earnings per common share; core earnings before income taxes, depreciation and amortization ("core EBITDA"); core EBITDA margin; core investment gains; constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, sales, APE sales, gross flows, premiums and deposits, core EBITDA, new business value, new business value margin, assets under management and assets under management and administration); assets under administration; expense efficiency ratio; premiums and deposits; assets under management and administration; assets under management; capital; embedded value; new business value; new business value margin; sales; APE sales; gross flows; and net flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.
Effective January 1, 2018, the Company's reporting segments have been reorganized as outlined under section B1 "Third quarter earnings analysis". In addition, we made the following adjustments to our reporting:
•	The definition of the Global Wealth and Asset Management business now includes the Guaranteed Interest Account portion of the Canadian Pension defined contribution business.
•	The NBV calculation has been refined for our Canadian segregated fund guarantee business.
•	The calculation of net flows and AUMA now includes the sale of non-proprietary products in Canada.
Core earnings (loss) is a non-GAAP measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company's operating performance by excluding the direct impact of changes in equity markets and interest rates, changes in actuarial methods and assumptions as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements of equity markets, interest rates, foreign currency exchange rates and commodity prices from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, liabilities and net income attributed to shareholders. These reported amounts are not actually realized at the time and may never be realized if the markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.
We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings as the basis for management planning and reporting and, along with net income attributed to shareholders, as a key metric used in our short and mid-term incentive plans at the total Company and operating segment level.
While core earnings are relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact. See "Quarterly financial information" above for reconciliation of core earnings to net income attributed to shareholders.
Any future changes to the core earnings definition referred to below, will be disclosed.
Items included in core earnings:
1.
Expected earnings on in-force policies, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.
3.	New business strain and gains.
4.	Policyholder experience gains or losses.

Manulife Financial Corporation – Third Quarter 2018

5.	Acquisition and operating expenses compared with expense assumptions used in the measurement of policy liabilities.
6.
Up to $400 million of net favourable investment-related experience reported in a single year, which are referred to as "core investment gains". This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains. Investment-related experience relates to fixed income investing, ALDA returns, credit experience and asset mix changes other than those related to a strategic change. An example of a strategic asset mix change is outlined below.

•
This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. We do not attribute specific components of investment-related experience to amounts included or excluded from core earnings.

•
The $400 million threshold represents the estimated average annualized amount of net favourable investment-related experience that the Company reasonably expects to achieve through-the-business cycle based on historical experience. It is not a forecast of expected net favourable investment-related experience for any given fiscal year.

•	Our average net annualized investment-related experience calculated from the introduction of core earnings in 2012 to the end of 2017 was $475 million (2012 to the end of 2016 was $456 million).
•
The decision announced on December 22, 2017 to reduce the allocation to ALDA in the portfolio asset mix supporting our legacy businesses was the first strategic asset mix change since we introduced the core earnings metric in 2012. We have refined our description of investment-related experience to note that asset mix changes other than those related to a strategic change are taken into consideration in the investment-related experience component of core investment gains.

•
While historical investment return time horizons may vary in length based on underlying asset classes generally exceeding 20 years, for purposes of establishing the threshold, we look at a business cycle that is five or more years and includes a recession. We monitor the appropriateness of the threshold as part of our annual five-year planning process and would adjust it, either to a higher or lower amount, in the future if we believed that our threshold was no longer appropriate.

•
Specific criteria used for evaluating a potential adjustment to the threshold may include, but are not limited to, the extent to which actual investment-related experience differs materially from actuarial assumptions used in measuring insurance contract liabilities, material market events, material dispositions or acquisitions of assets, and regulatory or accounting changes.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale ("AFS") equities and seed money investments are included in core earnings.
8.	Routine or non-material legal settlements.
9.	All other items not specifically excluded.
10.	Tax on the above items.
11.	All tax related items except the impact of enacted or substantively enacted income tax rate changes.
Items excluded from core earnings:
1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities includes the items listed below
•
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all

Manulife Financial Corporation – Third Quarter 2018

risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities.
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.
2.	Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis.
3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.
4.
Changes in actuarial methods and assumptions. As noted in the Critical Accounting and Actuarial Policies section above, policy liabilities for IFRS are valued in Canada under standards established by the Actuarial Standards Board. The standards require a comprehensive review of actuarial methods and assumptions to be performed annually. The review is designed to reduce the Company's exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate and is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. By excluding the results of the annual reviews, core earnings assist investors in evaluating our operational performance and comparing our operational performance from period to period with other global insurance companies because the associated gain or loss is not reflective of current year performance and not reported in net income in most actuarial standards outside of Canada.

5.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.
6.	Goodwill impairment charges.
7.	Gains or losses on disposition of a business.
8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.
9.	Tax on the above items.
10.	Impact of enacted or substantially enacted income tax rate changes.

Manulife Financial Corporation – Third Quarter 2018

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders. All values are shown based on the Company's new reporting segments. Please refer to Section B1 "Third quarter earnings analysis" for details.
Total Company

	Quarterly Results
($ millions, unaudited)	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16
Core earnings (loss)
Asia	$457	$406	$427	$372	$374	$350	$357	$341
Canada	351	403	290	273	403	278	255	308
U.S.	477	456	432	463	346	359	441	387
Global Wealth and Asset Management	289	239	227	198	216	214	188	186
Corporate and Other (excluding core investment gains)	(135)	(177)	(169)	(201)	(354)	(181)	(186)	(115)
Core investment gains	100	104	96	100	100	154	46	180
Total core earnings (loss)	1,539	1,431	1,303	1,205	1,085	1,174	1,101	1,287
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	312	18	-	18	11	138	-	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(277)	45	50	(68)	47	(37)	267	(1,202)
Change in actuarial methods and assumptions	(51)	-	-	(33)	(2)	-	-	(10)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	-	(1,032)	-	-	-	-
Charge related to U.S. Tax Reform	124	-	-	(1,777)	-	-	-	-
Restructuring charges	-	(200)	-	-	-	-	-	-
Reinsurance transactions and other	(74)	(32)	19	81	(36)	(20)	(18)	(12)
Net income (loss) attributed to shareholders	$1,573	$1,262	$1,372	$(1,606)	$1,105	$1,255	$1,350	$63

Asia

	Quarterly Results
($ millions, unaudited)	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16
Asia core earnings (loss)	$457	$406	$427	$372	$374	$350	$357	$341
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	91	46	48	62	48	62	69	74
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(18)	(86)	(27)	(140)	(62)	96	119	(15)
Change in actuarial methods and assumptions	27	-	-	5	161	-	-	(38)
Reinsurance transactions and other	5	(3)	-	(39)	-	-	-	(10)
Net income (loss) attributed to shareholders	$562	$363	$448	$260	$521	$508	$545	$352

Canada

	Quarterly Results
($ millions, unaudited)	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16
Canada core earnings (loss)	$351	$403	$290	$273	$403	$278	$255	$308
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	155	83	145	76	(125)	(12)	(38)	17
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(26)	13	(60)	(21)	115	(238)	(83)	(266)
Change in actuarial methods and assumptions	(370)	-	-	(7)	43	-	-	68
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	-	(343)	-	-	-	-
Charge related to U.S. Tax Reform	(2)	-	-	-	-	-	-	-
Reinsurance transactions and other	1	11	84	(7)	(4)	(5)	(6)	(11)
Net income (loss) attributed to shareholders	$109	$510	$459	$(29)	$432	$23	$128	$116

Manulife Financial Corporation – Third Quarter 2018

U.S.

	Quarterly Results
($ millions, unaudited)	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16
U.S. core earnings (loss)	$477	$456	$432	$463	$346	$359	$441	$387
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	162	(59)	(101)	(33)	181	164	30	97
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(204)	267	268	75	50	159	222	(623)
Change in actuarial methods and assumptions	286	-	-	(31)	(214)	-	-	(39)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	-	(689)	-	-	-	-
Charge related to U.S. Tax Reform	(7)	-	-	(2,822)	-	-	-	-
Reinsurance transactions and other	(74)	(34)	(61)	139	(41)	-	-	(18)
Net income (loss) attributed to shareholders	$640	$630	$538	$(2,898)	$322	$682	$693	$(196)

Global Wealth and Asset Management

	Quarterly Results
($ millions, unaudited)	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16
Global WAM core earnings (loss)	$289	$239	$227	$198	$216	$214	$188	$186
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Impact related to U.S. Tax Reform	(2)	-	-	308	-	-	-	-
Other	(6)	(6)	(4)	(10)	(10)	(13)	(13)	(14)
Net income (loss) attributed to shareholders	$281	$233	$223	$496	$206	$201	$175	$172

Corporate and Other

	Quarterly Results
($ millions, unaudited)	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16
Corporate and Other core income (loss) (excluding core investment gains)(1)	$(135)	$(177)	$(169)	$(201)	$(354)	$(181)	$(186)	$(115)
Core investment gains (loss)	100	104	96	100	100	154	46	180
Total core earnings (loss)	(35)	(73)	(73)	(101)	(254)	(27)	(140)	65
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(96)	(52)	(92)	(87)	(92)	(79)	(61)	(187)
Direct impact of equity markets and interest rates	(29)	(149)	(131)	17	(56)	(53)	9	(298)
Changes in actuarial methods and assumptions	6	-	-	-	8	-	-	-
Impact related to U.S. Tax Reform	135	-	-	737	-	-	-	-
Restructuring charges	-	(200)	-	-	-	-	-	-
Other	-	-	-	(1)	18	-	1	39
Net income (loss) attributed to shareholders(1)	$(19)	$(474)	$(296)	$565	$(376)	$(159)	$(191)	$(381)

(1)	The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating segments.
Core return on common shareholders' equity ("core ROE") is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders' equity.
Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.
The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant exchange rate basis in this MD&A are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 3Q18. Measures that are reported on a constant exchange rate basis include growth in core earnings, sales, APE sales, gross flows, premiums and deposits, core EBITDA, new business value, new business value margin, assets under management and assets under management and administration.
Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income and investment contract deposits, (ii) segregated fund deposits, excluding seed money, ("deposits from policyholders"), (iii) mutual fund deposits, (iv) deposits into institutional advisory accounts, (v) premium equivalents for

Manulife Financial Corporation – Third Quarter 2018

"administration services only" group benefit contracts ("ASO premium equivalents"), (vi) premiums in the Canada Group Benefits reinsurance ceded agreement, and (vii) other deposits in other managed funds.

Premiums and deposits	Quarterly Results
($ millions)	3Q18	2Q18	3Q17
Gross premiums	$9,863	$9,831	$9,211
Ceded premiums (excluding Canada Group Benefits reinsurance)	(4,633)	(949)	(872)
Segregated fund deposits	9,424	9,872	8,174
Mutual fund deposits	16,063	16,450	18,164
Institutional advisory account deposits	3,528	4,592	2,494
Other fund deposits	190	191	168
ASO premium equivalents	790	848	812
Investment contract deposits	4	9	34
Total premiums and deposits	35,229	40,844	38,185
Currency impact	-	65	1,108
Premiums and deposits at constant exchange rates	$35,229	$40,909	$39,293

Assets under management and administration ("AUMA") is a non-GAAP measure of the size of the Company. It is comprised of the non-GAAP measures assets under management ("AUM"), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration ("AUA"), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.

Assets under management and administration
As at
($ millions)	September 30, 2018	June 30, 2018	September 30, 2017
Total invested assets	$344,568	$348,974	$325,106
Segregated funds net assets	332,256	331,995	316,977
Assets under management per financial statements	676,824	680,969	642,083
Mutual funds	203,340	201,839	182,123
Institutional advisory accounts (excluding segregated funds)	99,355	100,777	87,045
Other funds	7,850	7,711	6,528
Total assets under management	987,369	991,296	917,779
Other assets under administration	130,091	127,058	118,031
Currency impact	-	(15,655)	25,518
AUMA at constant exchange rates	$1,117,460	$1,102,699	$1,061,328

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income ("AOCI") on cash flow hedges and (ii) liabilities for capital instruments.

Capital
As at
($ millions)	September 30, 2018	June 30, 2018	September 30, 2017
Total equity	$45,487	$45,318	$43,755
Add AOCI loss on cash flow hedges	114	139	122
Add liabilities for capital instruments	8,843	8,888	7,903
Total capital	$54,444	$54,345	$51,780

Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of the business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected life time of the customer relationship under the CALM. Core EBITDA was

Manulife Financial Corporation – Third Quarter 2018

selected as a key performance indicator for the Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Core EBITDA margin is a non-GAAP measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by total revenue from these businesses. Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Global Wealth and Asset Management

	Quarterly Results
($ millions, unaudited)	3Q18	2Q18	1Q18	4Q17	3Q17	2Q17	1Q17	4Q16
Core EBITDA	$406	$370	$360	$355	$352	$377	$342	$315
Amortization of deferred acquisition costs and other depreciation	76	75	73	87	84	88	85	85
Amortization of deferred sales commissions	23	24	29	25	23	23	28	24
Core earnings before income taxes	307	271	258	243	245	266	229	206
Core income tax (expense) recovery	(18)	(32)	(31)	(45)	(29)	(52)	(41)	(20)
Core earnings	$289	$239	$227	$198	$216	$214	$188	$186

Expense efficiency ratio is a non-GAAP measure which Manulife uses to measure progress towards our target to be more efficient. Efficiency ratio is defined as pre-tax general expenses included in core earnings divided by the sum of pre-tax core earnings and pre-tax general expenses included in core earnings.
Embedded value ("EV") is a measure of the present value of shareholders' interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statements of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business. The adjusted net worth is the IFRS shareholders' equity adjusted for goodwill and intangibles, fair value of surplus assets, the carrying value of debt and preferred shares, and local statutory balance sheet, regulatory reserve, and capital for Manulife's Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the MCCSR framework. The MCCSR framework was replaced by the LICAT framework on January 1, 2018 and LICAT will be used to calculate EV as at December 31, 2018. It has been used to calculate quarterly NBV starting January 1, 2018. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes our Global WAM, Manulife Bank and Property and Casualty Reinsurance businesses.
New business value ("NBV") is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders' interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as the Company's Global WAM, Manulife Bank and the short-term Property and Casualty Reinsurance businesses. NBV is a useful metric to evaluate the value created by the Company's new business franchise.
New business value margin is calculated as NBV divided by APE excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for single premium products. Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude our Global WAM, Manulife Bank and Property and Casualty Reinsurance businesses. The NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
Manulife Financial Corporation – Third Quarter 2018

APE sales are comprised of 100% of regular premiums/deposits and 10% of single premiums/deposits for both insurance and insurance-based wealth accumulation products.
Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
Bank new lending volumes include bank loans and mortgages authorized in the period.
Gross flows is a new business measure presented for the Global WAM business and includes all deposits into mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets.
F3 Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to the Company's strategic priorities and 2022 targets for net promoter score, employee engagement, its highest potential businesses, expense efficiency and portfolio optimization; the expected impact of reinsurance transactions on its legacy businesses, including the expected releases of capital and the closing of the U.S. reinsurance transactions relating to New York business; and the expected impact of our decision to reduce the allocation to ALDA in our portfolio asset mix supporting our legacy businesses, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the final interpretation of U.S. Tax Reform by tax authorities, the amount of time required to reduce the allocation to ALDA in our asset mix supporting our legacy business and redeploy capital towards higher-return businesses, the specific type of ALDA we dispose of and the value realized from such dispositions; the amount and timing of strategic investment in our business; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability
Manulife Financial Corporation – Third Quarter 2018

of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company's or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under "Risk Management and Risk Factors Update" and "Critical Accounting and Actuarial Policies", under "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent annual report and, in the "Risk Management" note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation – Third Quarter 2018

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	September 30, 2018	December 31, 2017
Assets
Cash and short-term securities	$15,642	$15,965
Debt securities	177,385	174,000
Public equities	21,407	21,545
Mortgages	47,902	44,742
Private placements	35,236	32,132
Policy loans	6,102	5,808
Loans to bank clients	1,785	1,737
Real estate	12,779	13,810
Other invested assets	26,330	24,483
Total invested assets (note 3)	344,568	334,222
Other assets
Accrued investment income	2,372	2,182
Outstanding premiums	1,240	1,148
Derivatives (note 4)	11,238	15,569
Reinsurance assets	33,304	30,359
Deferred tax assets	4,291	4,569
Goodwill and intangible assets	9,972	9,840
Miscellaneous	8,597	7,337
Total other assets	71,014	71,004
Segregated funds net assets (note 14)	332,256	324,307
Total assets	$747,838	$729,533
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 5)	$309,842	$304,605
Investment contract liabilities (note 5)	3,160	3,126
Deposits from bank clients	19,085	18,131
Derivatives (note 4)	7,268	7,822
Deferred tax liabilities	1,506	1,281
Other liabilities	15,866	14,927
	356,727	349,892
Long-term debt (note 7)	4,525	4,784
Capital instruments (note 8)	8,843	8,387
Segregated funds net liabilities (note 14)	332,256	324,307
Total liabilities	702,351	687,370
Equity
Preferred shares (note 9)	3,822	3,577
Common shares (note 9)	23,045	22,989
Contributed surplus	274	277
Shareholders' retained earnings	12,862	10,083
Shareholders' accumulated other comprehensive income (loss):
Pension and other post-employment plans	(386)	(364)
Available-for-sale securities	(611)	179
Cash flow hedges	(114)	(109)
Translation of foreign operations and real estate revaluation surplus	5,096	4,381
Total shareholders' equity	43,988	41,013
Participating policyholders' equity	380	221
Non-controlling interests	1,119	929
Total equity	45,487	42,163
Total liabilities and equity	$747,838	$729,533
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Roy Gori	John Cassaday
President and Chief Executive Officer	Chairman of the Board of Directors

Manulife Financial Corporation – Third Quarter 2018

Consolidated Statements of Income

For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions except per share amounts, unaudited)	2018	2017	2018	2017
Revenue
Premium income
Gross premiums	$9,863	$9,211	$29,160	$27,326
Premiums ceded to reinsurers (note 5)	(4,762)	(1,968)	(6,980)	(6,059)
Net premiums	5,101	7,243	22,180	21,267
Investment income (note 3)
Investment income	3,481	3,309	10,282	10,070
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	(3,210)	(1,163)	(10,141)	2,730
Net investment income (loss)	271	2,146	141	12,800
Other revenue (note 10)	2,671	2,544	8,137	8,009
Total revenue	8,043	11,933	30,458	42,076
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 5)	6,533	6,059	20,357	19,187
Increase (decrease) in insurance contract liabilities	(808)	2,540	(1,986)	10,104
Increase (decrease) in investment contract liabilities	(91)	47	(12)	142
Benefits and expenses ceded to reinsurers	(1,160)	(1,901)	(3,716)	(6,271)
Decrease (increase) in reinsurance assets (note 5)	(2,624)	(137)	(2,170)	2,120
Net benefits and claims	1,850	6,608	12,473	25,282
General expenses	1,853	1,794	5,780	5,286
Investment expenses	399	389	1,221	1,178
Commissions	1,619	1,475	4,597	4,590
Interest expense	312	306	916	844
Net premium taxes	99	92	311	272
Total contract benefits and expenses	6,132	10,664	25,298	37,452
Income before income taxes	1,911	1,269	5,160	4,624
Income tax expense	(6)	(13)	(589)	(663)
Net income	$1,905	$1,256	$4,571	$3,961
Net income (loss) attributed to:
Non-controlling interests	$83	$33	$204	$148
Participating policyholders	249	118	160	103
Shareholders	1,573	1,105	4,207	3,710
	$1,905	$1,256	$4,571	$3,961
Net income attributed to shareholders	$1,573	$1,105	$4,207	$3,710
Preferred share dividends	(42)	(39)	(125)	(119)
Common shareholders' net income	$1,531	$1,066	$4,082	$3,591
Earnings per share
Basic earnings per common share (note 9)	$0.77	$0.54	$2.06	$1.82
Diluted earnings per common share (note 9)	0.77	0.54	2.05	1.81
Dividends per common share	0.220	0.205	0.660	0.615
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.
Manulife Financial Corporation – Third Quarter 2018

Consolidated Statements of Comprehensive Income
For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2018	2017	2018	2017
Net income	$1,905	$1,256	$4,571	$3,961
Other comprehensive income (loss) ("OCI"), net of tax
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	(922)	(1,472)	778	(2,536)
Net investment hedges	128	170	(62)	250
Available-for-sale financial securities:
Unrealized gains (losses) arising during the period	(468)	(23)	(799)	407
Reclassification of net realized (gains) losses and impairments to net income	(29)	(12)	6	-
Cash flow hedges:
Unrealized gains (losses) arising during the period	21	23	(15)	102
Reclassification of realized losses to net income	4	3	10	8
Share of other comprehensive income (losses) of associates	(1)	-	(1)	1
Total items that may be subsequently reclassified to net income	(1,267)	(1,311)	(83)	(1,768)
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	2	8	(22)	14
Real estate revaluation reserve	(1)	-	(1)	-
Total items that will not be reclassified to net income	1	8	(23)	14
Other comprehensive income (loss), net of tax	(1,266)	(1,303)	(106)	(1,754)
Total comprehensive income (loss), net of tax	$639	$(47)	$4,465	$2,207
Total comprehensive income (loss) attributed to:
Non-controlling interests	$82	$33	$201	$148
Participating policyholders	248	118	159	103
Shareholders	309	(198)	4,105	1,956

Income Taxes included in Other Comprehensive Income
For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2018	2017	2018	2017
Income tax expense (recovery) on:
Unrealized foreign exchange gains/losses on translation of foreign operations	$-	$-	$1	$(1)
Unrealized foreign exchange gains/losses on net investment hedges	28	43	(2)	54
Unrealized gains/losses on available-for-sale financial securities	(115)	(13)	(232)	124
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	(11)	6	15	22
Unrealized gains/losses on cash flow hedges	15	12	49	42
Reclassification of realized gains/losses to net income on cash flow hedges	1	1	3	4
Change in pension and other post-employment plans	-	4	16	7
Real estate revaluation reserve	1	-	1	-
Total income tax expense (recovery)	$(81)	$53	$(149)	$252

The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2018

Consolidated Statements of Changes in Equity
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2018	2017
Preferred shares
Balance, beginning of period	$3,577	$3,577
Issued during the period (note 9)	250	-
Issuance costs, net of tax	(5)	-
Balance, end of period	3,822	3,577
Common shares
Balance, beginning of period	22,989	22,865
Issued on exercise of stock options	56	65
Balance, end of period	23,045	22,930
Contributed surplus
Balance, beginning of period	277	284
Exercise of stock options and deferred share units	(10)	(11)
Stock option expense	7	13
Balance, end of period	274	286
Shareholders' retained earnings
Balance, beginning of period	10,083	9,759
Net income attributed to shareholders	4,207	3,710
Preferred share dividends	(125)	(119)
Common share dividends	(1,303)	(1,215)
Balance, end of period	12,862	12,135
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	4,087	5,347
Change in actuarial gains (losses) on pension and other post-employment plans	(22)	14
Change in unrealized foreign exchange gains (losses) of net foreign operations	717	(2,286)
Change in unrealized gains (losses) on available-for-sale financial securities	(790)	407
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(5)	110
Change in real estate revaluation reserve	(1)	-
Share of other comprehensive income (losses) of associates	(1)	1
Balance, end of period	3,985	3,593
Total shareholders' equity, end of period	43,988	42,521
Participating policyholders' equity
Balance, beginning of period	221	248
Net income (loss) attributed to participating policyholders	160	103
Other comprehensive income (loss) attributed to policyholders	(1)	-
Balance, end of period	380	351
Non-controlling interests
Balance, beginning of period	929	743
Net income attributed to non-controlling interests	204	148
Other comprehensive income (loss) attributed to non-controlling interests	(3)	-
Contributions (distributions), net	(11)	(8)
Balance, end of period	1,119	883
Total equity, end of period	$45,487	$43,755
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2018

Consolidated Statements of Cash Flows
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2018	2017
Operating activities
Net income	$4,571	$3,961
Adjustments:
Increase (decrease) in insurance contract liabilities	(1,986)	10,104
Increase (decrease) in investment contract liabilities	(12)	142
(Increase) decrease in reinsurance assets excluding RGA transaction (note 5)	1,450	2,120
Amortization of (premium) discount on invested assets	170	178
Other amortization	486	405
Net realized and unrealized (gains) losses and impairment on assets	9,886	(3,962)
Deferred income tax expense (recovery)	702	345
Restructuring charge	200	-
Stock option expense	7	13
Cash provided by operating activities before undernoted item	15,474	13,306
Changes in policy related and operating receivables and payables	(1,022)	(651)
Cash provided by (used in) operating activities	14,452	12,655
Investing activities
Purchases and mortgage advances	(77,466)	(67,555)
Disposals and repayments	61,075	55,078
Change in investment broker net receivables and payables	966	194
Net cash decrease from purchase of subsidiaries and businesses	-	(10)
Cash provided by (used in) investing activities	(15,425)	(12,293)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	525	252
Redemption of long-term debt (note 7)	(400)	(7)
Issue of capital instruments, net (note 8)	597	1,740
Redemption of capital instruments (note 8)	(200)	(899)
Secured borrowing from securitization transactions	-	643
Changes in deposits from Bank clients, net	930	176
Shareholders' dividends paid in cash	(1,428)	(1,334)
Contributions from (distribution to) non-controlling interests, net	(11)	(8)
Common shares issued, net (note 9)	56	65
Preferred shares issued, net (note 9)	245	-
Cash provided by (used in) financing activities	314	628
Cash and short-term securities
Increase (decrease) during the period	(659)	990
Effect of foreign exchange rate changes on cash and short-term securities	250	(718)
Balance, beginning of period	15,098	14,238
Balance, end of period	14,689	14,510
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	15,965	15,151
Net payments in transit, included in other liabilities	(867)	(913)
Net cash and short-term securities, beginning of period	15,098	14,238
End of period
Gross cash and short-term securities	15,642	15,251
Net payments in transit, included in other liabilities	(953)	(741)
Net cash and short-term securities, end of period	$14,689	$14,510
Supplemental disclosures on cash flow information
Interest received	$8,102	$7,907
Interest paid	846	763
Income taxes paid	823	612
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation – Third Quarter 2018

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1	Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation ("MFC") is a publicly traded company and the holding company of The Manufacturers Life Insurance Company ("MLI"), a Canadian life insurance company. MFC and its subsidiaries (collectively, "Manulife" or the "Company") is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife's international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers.  The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board ("IASB"), using accounting policies which are consistent with those used in the Company's 2017 Annual Consolidated Financial Statements, except as disclosed in the current year Interim Consolidated Financial Statements Accounting and Reporting Changes notes.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2017, included on pages 107 to 182 of the Company's 2017 Annual Report, as well as the disclosures on risk in the shaded text and tables in the "Risk Management and Risk Factors" section of the Third Quarter 2018 Management Discussion and Analysis. These risk disclosures are considered an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2018 were authorized for issue by MFC's Board of Directors on November 7, 2018.
Note 2	Accounting and Reporting Changes

(a)	Changes in accounting and reporting policy
Segment Reporting
Effective January 1, 2018, as a result of the organizational changes made to drive better alignment with the Company's strategic priorities as well as to increase focus and leverage scale in the Company's wealth and asset management businesses, the Company's wealth and asset management businesses are now a primary reporting segment.
The new financial reporting segments are as follows:
•	Global Wealth and Asset Management ("Global WAM") – providing fee-based wealth solutions with little or no guarantees to the Company's retail, retirement and institutional customers around the world.
•	Asia – providing insurance products and insurance-based wealth accumulation products in Asia.
•	Canada – providing insurance products, insurance-based wealth accumulation products, and banking services in Canada.
•	U.S. – providing life insurance products and administering long-term care and in-force insurance-based wealth accumulation products in the U.S.
•
Corporate and Other – comprised of investment performance on assets backing capital, net of amounts allocated to the operating segments; costs incurred by the corporate office related to shareholder activities; financing costs; Property and Casualty Reinsurance Business; and run-off reinsurance business lines.

The Company also changed the segment reporting for changes to actuarial methods and assumptions. These changes were previously reported in the Corporate and Other segment and are now reported in the respective reporting segments. Prior period amounts have been restated to reflect the changes. Refer to note 13.

Manulife Financial Corporation – Third Quarter 2018

(b)	Future accounting and reporting changes
Amendments to IFRS 3 "Business Combinations"
Amendments to IFRS 3 "Business Combinations" were issued on October 18, 2018 and are effective on or after January 1, 2020, with earlier application permitted. The amendments revised the definition of a business and provided a simplified assessment of whether an acquired set of activities and assets qualifies as a business. Application of the amendments will generally result in fewer acquisitions qualifying as business combinations. Adoption of these amendments is not expected to have a significant impact on the Company's Consolidated Financial Statements.

Note 3	Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at September 30, 2018	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$896	$9,979	$4,767	$15,642	$15,642
Debt securities(5)
Canadian government and agency	16,768	6,309	-	23,077	23,077
U.S. government and agency	12,235	11,757	-	23,992	23,992
Other government and agency	15,239	3,676	-	18,915	18,915
Corporate	103,342	5,101	-	108,443	108,443
Mortgage/asset-backed securities	2,778	180	-	2,958	2,958
Public equities	18,637	2,770	-	21,407	21,407
Mortgages	-	-	47,902	47,902	48,154
Private placements	-	-	35,236	35,236	35,848
Policy loans	-	-	6,102	6,102	6,102
Loans to Bank clients	-	-	1,785	1,785	1,788
Real estate
Own use property	-	-	1,925	1,925	3,016
Investment property	-	-	10,854	10,854	10,854
Other invested assets
Alternative long-duration assets(6),(7)	13,360	107	8,959	22,426	23,217
Various other	143	-	3,761	3,904	3,904
Total invested assets	$183,398	$39,879	$121,291	$344,568	$347,317
As at December 31, 2017	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$439	$11,429	$4,097	$15,965	$15,965
Debt securities(5)
Canadian government and agency	17,886	4,892	-	22,778	22,778
U.S. government and agency	12,497	13,472	-	25,969	25,969
Other government and agency	16,838	2,988	-	19,826	19,826
Corporate	96,785	5,366	-	102,151	102,151
Mortgage/asset-backed securities	3,018	258	-	3,276	3,276
Public equities	18,473	3,072	-	21,545	21,545
Mortgages	-	-	44,742	44,742	46,065
Private placements	-	-	32,132	32,132	34,581
Policy loans	-	-	5,808	5,808	5,808
Loans to Bank clients	-	-	1,737	1,737	1,742
Real estate
Own use property	-	-	1,281	1,281	2,448
Investment property	-	-	12,529	12,529	12,529
Other invested assets
Alternative long-duration assets(6),(7)	12,018	88	8,624	20,730	21,053
Various other	142	-	3,611	3,753	3,752
Total invested assets	$178,096	$41,565	$114,561	$334,222	$339,488

Manulife Financial Corporation – Third Quarter 2018

(1)
FVTPL classification was elected for securities backing insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets and changes in the value of the related insurance contract liabilities. If this election had not been made and instead the available-for-sale ("AFS") classification was selected, there would be an accounting mismatch because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company, but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)
Primarily includes assets classified as loans and carried at amortized cost, own use properties, investment properties, equity method accounted investments, oil and gas investments, and leveraged leases.

(4)
Includes short-term securities with maturities of less than one year at acquisition amounting to $2,699 (December 31, 2017 – $2,737) cash equivalents with maturities of less than 90 days at acquisition amounting to $8,176 (December 31, 2017 – $9,131) and cash of $4,767 (December 31, 2017 – $4,097).

(5)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $1,186 and $2, respectively (December 31, 2017 – $1,768 and $161, respectively).
(6)
Alternative long-duration assets ("ALDA") include investments in private equity of $5,994, power and infrastructure of $7,408, oil and gas of $3,385, timber and agriculture sectors of $4,874 and various other invested assets of $765 (December 31, 2017 – $4,959, $7,355, $2,813, $5,033 and $570 respectively). Included in power and infrastructure are a group of investments in hydro-electric power of $426 for which the Company has an approved plan of sale. Sale of these investments is expected to be completed within one year. This disposal group is classified as held for sale and measured at the lower of carrying amount and fair value less costs to sell.

(7)
During the year, the Company sold the following invested assets to related parties: $1,422 of power and infrastructure ALDA was sold to the John Hancock Infrastructure Master Fund L.P. in the USA, an associate of the Company which is a structured entity based on partnership voting rights, the Company provides management services to the fund and owns approximately 0.1% of its partnership interests as well as 1% of its tax blocker entities;  $510 (2017 –  $395) of U.S. commercial real estate was sold to the Manulife US Real Estate Investment Trust in Singapore, an associate of the Company which is a structured entity based on unitholder voting rights, the Company provides management services to the trust and owns approximately 8.5% (2017 -  9.5%) of its units; and $1,314 of U.S. commercial real estate was sold to three newly established joint ventures which are structured entities based on voting rights. During 2017, $619 of U.S. commercial real estate was sold to the Hancock US Real Estate Fund, L.P., an associate of the Company which is a structured entity based on partnership voting rights. The Company provides management services to the fund and owns approximately 11.7% of its partnership interests.

(b)	Investment Income
(8)
	three months ended		nine months ended
	September 30,		September 30,
For the	2018	2017	2018	2017
Interest income	$2,828	$2,580	$8,290	$7,923
Dividend, rental and other income	605	686	1,980	1,963
Impairments, provisions and recoveries, net	(26)	(10)	20	(7)
Other	74	53	(8)	191
	3,481	3,309	10,282	10,070
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	(2,033)	(899)	(6,464)	1,960
Public equities	330	492	352	1,439
Mortgages	14	31	28	49
Private placements	18	24	(49)	33
Real estate	291	86	530	279
Other invested assets	460	213	216	283
Derivatives, including macro equity hedging program	(2,290)	(1,110)	(4,754)	(1,313)
	(3,210)	(1,163)	(10,141)	2,730
Total investment income	$271	$2,146	$141	$12,800

(c)	Fair value measurement
The following table presents fair values and the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.
.

Manulife Financial Corporation – Third Quarter 2018

As at September 30, 2018	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$896	$-	$896	$-
AFS	9,979	-	9,979	-
Other	4,767	4,767	-	-
Debt securities
FVTPL
Canadian government and agency	16,768	-	16,768	-
U.S. government and agency	12,235	-	12,235	-
Other government and agency	15,239	-	15,036	203
Corporate	103,342	-	102,609	733
Residential mortgage/asset-backed securities	13	-	6	7
Commercial mortgage/asset-backed securities	1,295	-	1,295	-
Other securitized assets	1,470	-	1,470	-
AFS
Canadian government and agency	6,309	-	6,309	-
U.S. government and agency	11,757	-	11,757	-
Other government and agency	3,676	-	3,637	39
Corporate	5,101	-	4,997	104
Residential mortgage/asset-backed securities	5	-	4	1
Commercial mortgage/asset-backed securities	128	-	128	-
Other securitized assets	47	-	47	-
Public equities
FVTPL	18,637	18,634	-	3
AFS	2,770	2,767	3	-
Real estate - investment property(1)	10,854	-	-	10,854
Other invested assets(2)	16,471	-	-	16,471
Segregated funds net assets(3)	332,256	294,048	33,877	4,331
Total	$574,015	$320,216	$221,053	$32,746

As at December 31, 2017	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$439	$-	$439	$-
AFS	11,429	-	11,429	-
Other	4,097	4,097	-	-
Debt securities
FVTPL
Canadian government and agency	17,886	-	17,886	-
U.S. government and agency	12,497	-	12,497	-
Other government and agency	16,838	-	16,599	239
Corporate	96,785	2	96,073	710
Residential mortgage/asset-backed securities	8	-	7	1
Commercial mortgage/asset-backed securities	1,099	-	1,099	-
Other securitized assets	1,911	-	1,886	25
AFS
Canadian government and agency	4,892	-	4,892	-
U.S. government and agency	13,472	-	13,472	-
Other government and agency	2,988	-	2,941	47
Corporate	5,366	-	5,278	88
Residential mortgage/asset-backed securities	37	-	37	-
Commercial mortgage/asset-backed securities	138	-	138	-
Other securitized assets	83	-	82	1
Public equities
FVTPL	18,473	18,470	-	3
AFS	3,072	3,069	3	-
Real estate - investment property(1)	12,529	-	-	12,529
Other invested assets(2)	16,203	-	-	16,203
Segregated funds net assets(3)	324,307	286,490	33,562	4,255
Total	$564,549	$312,128	$218,320	$34,101

(1)
For real estate investment properties, the significant unobservable inputs are capitalization rates (ranging from 3.38% to 8.75% during the period and ranging from 3.50% to 9.00% during the year 2017) and terminal capitalization rates (ranging from 3.65% to 9.25% during the period and ranging from 4.0% to 9.25% during the year 2017). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

Manulife Financial Corporation – Third Quarter 2018

(2)
Other invested assets measured at fair value are held primarily in the power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company's power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 8.95% to 16.5% (for the year ended December 31, 2017 – ranged from 9.20% to 16.5%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company's investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.0% to 7.00% (for the year ended December 31, 2017 – ranged from 5.0% to 7.5%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(3)	Segregated funds net assets are measured at fair value. The Company's Level 3 segregated funds assets are predominantly invested in timberland properties valued as described above.

For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following table presents their fair values categorized by the fair value hierarchy.

As at September 30, 2018	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$47,902	$48,154	$-	$-	$48,154
Private placements	35,236	35,848	-	30,336	5,512
Policy loans	6,102	6,102	-	6,102	-
Loans to Bank clients	1,785	1,788	-	1,788	-
Real estate - own use property	1,925	3,016	-	-	3,016
Other invested assets(1)	9,859	10,650	107	-	10,543
Total invested assets disclosed at fair value	$102,809	$105,558	$107	$38,226	$67,225
As at December 31, 2017	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$44,742	$46,065	$-	$-	$46,065
Private placements	32,132	34,581	-	28,514	6,067
Policy loans	5,808	5,808	-	5,808	-
Loans to Bank clients	1,737	1,742	-	1,742	-
Real estate - own use property	1,281	2,448	-	-	2,448
Other invested assets(1)	8,280	8,602	88	-	8,514
Total invested assets disclosed at fair value	$93,980	$99,246	$88	$36,064	$63,094
(1)
Other invested assets disclosed at fair value include $3,390 (December 31, 2017 – $3,273) of leveraged leases which are disclosed at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2
The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three and nine months ended September 30, 2018 and 2017, the Company had $nil transfers between Level 1 and Level 2.
For segregated funds net assets, the Company had $1 and $1 transfers from Level 1 to Level 2 for the three and nine months ended September 30, 2018 (three and nine months ended September 30, 2017 – $3 and $1). The Company had $3 and $2 transfers from Level 2 to Level 1 for the three and nine months ended September 30, 2018 (three and nine months ended September 30, 2017 – $2 and $2).
Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)
The Company classifies the fair values of the invested assets and segregated funds net assets as Level 3 if there is no observable market for these assets or, in the absence of an active market, most of the inputs used to determine fair value are based on the Company's own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due to both observable and unobservable factors.
The following table presents a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended September 30, 2018 and 2017.

Manulife Financial Corporation – Third Quarter 2018

For the three months ended September 30, 2018	Balance, July 1, 2018	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, September 30, 2018	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$222	$3	$-	$7	$(19)	$-	$-	$-	$(10)	$203	$3
Corporate	684	16	-	72	(12)	(1)	-	(2)	(24)	733	(2)
Residential mortgage/asset-backed securities	7	-	-	-	-	-	-	-	-	7	-
Other securitized assets	-	-	-	-	-	-	-	-	-	-	-
	913	19	-	79	(31)	(1)	-	(2)	(34)	943	1
AFS
Other government & agency	38	-	1	4	(2)	-	-	-	(2)	39	-
Corporate	101	-	1	9	(3)	-	-	(1)	(3)	104	-
Residential mortgage/asset-backed securities	1	-	-	-	-	-	-	-	-	1	-
Other securitized assets	-	-	-	-	-	-	-	-	-	-	-
	140	-	2	13	(5)	-	-	(1)	(5)	144	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
	3	-	-	-	-	-	-	-	-	3	-
Real estate - investment property	12,102	292	-	14	(1,424)	-	-	-	(130)	10,854	93
Other invested assets	15,744	310	2	1,035	(194)	(173)	-	-	(253)	16,471	274
	27,846	602	2	1,049	(1,618)	(173)	-	-	(383)	27,325	367
Segregated funds net assets	4,408	39	-	41	(103)	2	2	(18)	(40)	4,331	26
Total	$33,310	$660	$4	$1,182	$(1,757)	$(172)	$2	$(21)	$(462)	$32,746	$394

For the three months ended September 30, 2017	Balance, July 1, 2017	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, September 30, 2017	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$247	$(7)	$-	$9	$(21)	$-	$-	$-	$(4)	$224	$(7)
Corporate	674	12	-	45	(8)	(1)	-	-	(21)	701	13
Residential mortgage/asset-backed securities	2	-	-	-	-	-	-	-	(1)	1	-
Commercial mortgage/asset-backed securities	-	-	-	-	-	-	-	-	-	-	-
Other securitized assets	29	-	-	-	-	(2)	-	-	-	27	-
	952	5	-	54	(29)	(3)	-	-	(26)	953	6
AFS
Other government & agency	53	-	(4)	2	(7)	-	-	-	(1)	43	-
Corporate	84	-	4	2	(4)	-	-	-	(1)	85	-
Residential mortgage/asset-backed securities	-	-	-	-	-	-	-	-	-	-	-
Commercial mortgage/asset-backed securities	-	-	-	-	-	-	-	-	-	-	-
Other securitized assets	1	-	-	-	-	(1)	-	-	1	1	-
	138	-	-	4	(11)	(1)	-	-	(1)	129	-
Public equities
FVTPL	7	-	-	-	(3)	-	-	-	-	4	-
	7	-	-	-	(3)	-	-	-	-	4	-
Real estate - investment property	12,748	74	-	246	(120)	-	-	-	(299)	12,649	56
Other invested assets	15,113	196	2	1,092	(77)	(213)	-	-	(474)	15,639	160
	27,861	270	2	1,338	(197)	(213)	-	-	(773)	28,288	216
Segregated funds net assets	4,231	34	-	56	(37)	(5)	-	-	(88)	4,191	29
Total	$33,189	$309	$2	$1,452	$(277)	$(222)	$-	$-	$(888)	$33,565	$251

(1)	Included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets.
(2)	Included in AOCI on the Consolidated Statements of Financial Position except for the amount related to segregated funds net assets.
(3)	For assets that are transferred into and/or out of Level 3, the Company uses fair value of the assets at the beginning of period.

Manulife Financial Corporation – Third Quarter 2018

The following table presents a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the nine months ended September 30, 2018 and 2017:

For the nine months ended September 30, 2018	Balance, January 1, 2018	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, September 30, 2018	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$239	$(2)	$-	$21	$(44)	$(14)	$-	$-	$3	$203	$(3)
Corporate	710	9	-	114	(51)	(3)	-	(57)	11	733	(7)
Residential mortgage/asset-backed securities	1	6	-	-	-	-	-	-	-	7	6
Other securitized assets	25	-	-	31	-	-	-	(56)	-	-	-
	975	13	-	166	(95)	(17)	-	(113)	14	943	(4)
AFS
Other government & agency	46	-	-	5	(9)	(4)	-	-	1	39	-
Corporate	89	-	(1)	33	(9)	-	-	(8)	-	104	-
Residential mortgage/asset-backed securities	-	-	1	-	-	-	-	-	-	1	-
Other securitized assets	1	-	-	-	-	-	-	(1)	-	-	-
	136	-	-	38	(18)	(4)	-	(9)	1	144	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
	3	-	-	-	-	-	-	-	-	3	-
Real estate - investment property	12,529	538	-	452	(2,176)	-	-	(706)	217	10,854	286
Other invested assets	16,203	(788)	9	2,666	(1,358)	(590)	-	(35)	364	16,471	(219)
	28,732	(250)	9	3,118	(3,534)	(590)	-	(741)	581	27,325	67
Segregated funds net assets	4,255	162	-	104	(226)	(17)	5	(20)	68	4,331	113
Total	$34,101	$(75)	$9	$3,426	$(3,873)	$(628)	$5	$(883)	$664	$32,746	$176

For the nine months ended September 30, 2017	Balance, January 1, 2017	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, September 30, 2017	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$272	$(3)	$-	$21	$(58)	$(6)	$-	$-	$(2)	$224	$(2)
Corporate	651	28	-	95	(33)	(19)	24	(21)	(24)	701	14
Residential mortgage/asset-backed securities	2	-	-	-	-	-	-	-	(1)	1	(1)
Commercial mortgage/asset-backed securities	6	-	-	-	(5)	(1)	-	-	-	-	-
Other securitized assets	35	-	-	-	-	(6)	-	-	(2)	27	-
	966	25	-	116	(96)	(32)	24	(21)	(29)	953	11
AFS
Other government & agency	51	-	(3)	13	(15)	(2)	-	-	(1)	43	-
Corporate	74	-	4	19	(10)	(2)	-	-	-	85	-
Residential mortgage/asset-backed securities	1	-	(1)	-	-	-	-	-	-	-	-
Commercial mortgage/asset-backed securities	2	-	-	-	(1)	(1)	-	-	-	-	-
Other securitized assets	2	-	-	-	-	(1)	-	-	-	1	-
	130	-	-	32	(26)	(6)	-	-	(1)	129	-
Public equities
FVTPL	7	-	-	-	(3)	-	-	-	-	4	-
	7	-	-	-	(3)	-	-	-	-	4	-
Real estate - investment property	12,756	239	-	1,060	(849)	-	-	-	(557)	12,649	207
Other invested assets	14,849	258	1	2,466	(436)	(641)	-	-	(858)	15,639	80
	27,605	497	1	3,526	(1,285)	(641)	-	-	(1,415)	28,288	287
Segregated funds net assets	4,574	59	-	107	(180)	(19)	-	(184)	(166)	4,191	47
Total	$33,282	$581	$1	$3,781	$(1,590)	$(698)	$24	$(205)	$(1,611)	$33,565	$345

(1)	Included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets.
(2)	Included in AOCI on the Consolidated Statements of Financial Position except for the amount related to segregated funds net assets.
(3)	For assets that are transferred into and/or out of Level 3, the Company uses fair values of the assets at the beginning of period.

Manulife Financial Corporation – Third Quarter 2018

Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.
Note 4	Derivative and Hedging Instruments

Fair value of derivatives
The following table presents the gross notional amount and fair value of derivative contracts by the underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships.

		September 30, 2018			December 31, 2017
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$637	$-	$25	$548	$-	$20
	Foreign currency swaps	86	3	-	84	1	4
Cash flow hedges	Foreign currency swaps	1,770	22	280	1,757	20	333
	Forward contracts	101	-	6	165	-	4
	Equity contracts	165	3	3	125	16	1
Net investment hedges	Forward contracts	1,729	34	-	-	-	-
Total derivatives in qualifying hedge accounting relationships		4,488	62	314	2,679	37	362
Derivatives not designated in qualifying hedge accounting relationships
Interest rate swaps		282,553	9,330	5,308	246,270	12,984	6,251
Interest rate futures		11,398	-	-	11,551	-	-
Interest rate options		10,354	259	-	10,093	312	-
Foreign currency swaps		20,471	497	1,094	16,321	494	1,122
Currency rate futures		3,323	-	-	3,157	-	-
Forward contracts		27,622	208	472	20,341	915	65
Equity contracts		15,142	871	80	13,597	813	22
Credit default swaps		611	11	-	606	14	-
Equity futures		11,206	-	-	12,158	-	-
Total derivatives not designated in qualifying hedge accounting relationships		382,680	11,176	6,954	334,094	15,532	7,460
Total derivatives		$387,168	$11,238	$7,268	$336,773	$15,569	$7,822

The total notional amount of $387 billion (December 31, 2017 – $337 billion) includes $124 billion (December 31, 2017 – $114 billion) related to derivatives utilized in the Company's variable annuity guarantee dynamic hedging and macro equity risk hedging programs. Due to the Company's variable annuity hedging practices, a large number of trades are in offsetting positions, resulting in materially lower net fair value exposure to the Company than what the gross notional amount would suggest.
The following table presents fair value of the derivative instruments by remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 6).

	Remaining term to maturity
As at September 30, 2018	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$513	$566	$751	$9,408	$11,238
Derivative liabilities	336	286	371	6,275	7,268
	Remaining term to maturity
As at December 31, 2017	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$605	$822	$889	$13,253	$15,569
Derivative liabilities	224	149	168	7,281	7,822

Manulife Financial Corporation – Third Quarter 2018

The following table presents fair value of the derivative contracts within the fair value hierarchy.

As at September 30, 2018	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$9,749	$-	$9,457	$292
Foreign exchange contracts	604	-	598	6
Equity contracts	874	-	834	40
Credit default swaps	11	-	11	-
Total derivative assets	$11,238	$-	$10,900	$338
Derivative liabilities
Interest rate contracts	$5,783	$-	$5,256	$527
Foreign exchange contracts	1,402	-	1,402	-
Equity contracts	83	-	53	30
Total derivative liabilities	$7,268	$-	$6,711	$557

As at December 31, 2017	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$14,199	$-	$13,181	$1,018
Foreign exchange contracts	527	-	527	-
Equity contracts	829	-	768	61
Credit default swaps	14	-	14	-
Total derivative assets	$15,569	$-	$14,490	$1,079
Derivative liabilities
Interest rate contracts	$6,309	$-	$6,012	$297
Foreign exchange contracts	1,490	-	1,490	-
Equity contracts	23	-	10	13
Total derivative liabilities	$7,822	$-	$7,512	$310

The following table presents a roll forward for the net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

	three months ended September 30,		nine months ended September 30,
For the	2018	2017	2018	2017
Balance at the beginning of the period	$341	$757	$769	$163
Net realized / unrealized gains (losses) included in:
Net income(1)	(564)	49	(922)	669
OCI(2)	(6)	-	(29)	(8)
Purchases	2	7	11	15
Settlements	16	(5)	(40)	(17)
Transfers
Into Level 3(3)	-	-	-	-
Out of Level 3(3)	(7)	(438)	(28)	(446)
Currency movement	(1)	(12)	20	(18)
Balance at the end of the period	$(219)	$358	$(219)	$358
Change in unrealized gains (losses) on instruments still held	$(549)	$30	$(824)	$471
(1)	These amounts are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)
For derivatives transferred into and out of Level 3, the Company uses the fair value of the items at the end and beginning of the period, respectively. Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data (versus the previous period). Transfers out of Level 3 occur when inputs used to price the assets and liabilities become available from observable market data.

Note 5	Insurance and Investment Contract Liabilities and Reinsurance Assets

(a)	Insurance and investment contracts

A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company's exposure to uncertainty by ensuring assumptions for both asset-related and liability-related risks remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins for adverse deviations that are appropriate for the risks assumed. While the assumptions selected represent the Company's current best estimates and assessment of risk, the ongoing

Manulife Financial Corporation – Third Quarter 2018

monitoring of experience and changes in the economic environment are likely to result in future changes to actuarial assumptions, which could materially impact insurance contract liabilities.
Annual review 2018
The completion of the 2018 annual review of actuarial methods and assumptions in the third quarter of 2018 resulted in a decrease in insurance contract liabilities of $174, net of reinsurance, and a decrease in net income attributed to shareholders of $51 post-tax.

	Change in insurance contract liabilities, net of reinsurance
For the three and nine months ended September 30, 2018	Total	Attributed to participating policyholders' account	Attributed to shareholders' account	Change in net income attributed to shareholders (post-tax)
Mortality and morbidity updates	$319	$(192)	$511	$(360)
Lapses and policyholder behaviour	287	-	287	(226)
Investment return assumptions	(96)	50	(146)	143
Other updates	(684)	(94)	(590)	392
Net impact	$(174)	$(236)	$62	$(51)

Updates to mortality and morbidity assumptions
Mortality and morbidity updates resulted in a $360 post-tax charge to net income attributed to shareholders.
The primary driver of the charge is related to updates to mortality and morbidity assumptions for the Company's structured settlement and term renewal business in Canada.  A review of mortality assumptions for the Company's U.S. group pension annuity business and certain blocks of life insurance business resulted in a small charge to earnings, and other updates to mortality and morbidity assumptions led to a small net charge.
Updates to lapses and policyholder behaviour
Lapse and policyholder behaviour updates resulted in a $226 post-tax charge to net income attributed to shareholders.
The primary driver of the charge is related to updated lapse and premium persistency rates for certain U.S. insurance product lines ($252 post-tax charge).  This included updates to universal life no-lapse guarantee business lapse assumptions to better reflect emerging experience, which showed a variation in lapses based on premium funding levels, partially offset by favourable lapse experience on several of the U.S. life insurance product lines.
Other updates to lapse and policyholder behaviour assumptions were made across several product lines to reflect recent experience.
Updates to investment return assumptions
Investment return assumption updates resulted in a $143 post-tax gain to net income attributed to shareholders.
The Company updated its bond default rates to reflect recent experience, leading to a $401 post-tax gain and updated the investment return assumptions for ALDA and public equities, specifically oil and gas, which led to a $210 post-tax charge.  Other refinements to the projections of investment returns resulted in a $48 post-tax charge.
Other updates
Refinements to the projection of the tax and liability cashflows across multiple product lines led to a post-tax gain to net income attributed to shareholders of $392. The refinements were primarily driven by the projection of tax cashflows as the Company reviewed the deductibility of certain reserves.  In addition, the Company refined the projection of policyholder crediting rates for certain products.
Annual review 2017
In the third quarter of 2017, the completion of the annual review of actuarial methods and assumptions resulted in an increase in insurance and investment contract liabilities of $53, net of reinsurance, and a decrease in net income attributed to shareholders of $2 post-tax.

Manulife Financial Corporation – Third Quarter 2018

	Change in insurance contract liabilities, net of reinsurance
For the three and nine months ended September 30, 2017	Total	Attributed to participating policyholders' account	Attributed to shareholders' account	Change in net income attributed to shareholders (post-tax)
Mortality and morbidity updates	$(235)	$9	$(244)	$285
Lapses and policyholder behaviour	1,019	-	1,019	(783)
Other updates
ALDA and public equity investment return assumptions	1,296	5	1,291	(892)
Corporate spread assumptions	(515)	(1)	(514)	344
Refinements to liability and tax cash flows	(1,049)	-	(1,049)	696
Other	(463)	(110)	(353)	348
Net impact	$53	$(97)	$150	$(2)

(b)	Investment contracts – fair value measurement
As at September 30, 2018, the fair value of investment contract liabilities measured at fair value was $718 (December 31, 2017 – $639). As at September 30, 2018, the carrying value and fair value of investment contract liabilities measured at amortized cost were $2,442 and $2,669 respectively (December 31, 2017 – $2,487 and $2,787 respectively).
(c)	Gross claims and benefits
The following table presents a breakdown of gross claims and benefits for the three and nine months ended September 30, 2018 and 2017.

	three months ended September 30,		nine months ended September 30,
For the	2018	2017	2018	2017
Death, disability and other claims	$3,579	$3,760	$11,398	$11,481
Maturity and surrender benefits	1,722	1,633	5,306	4,849
Annuity payments	1,099	1,094	3,136	3,320
Policyholder dividends and experience rating refunds	384	264	1,497	829
Net transfers from segregated funds	(251)	(692)	(980)	(1,292)
Total	$6,533	$6,059	$20,357	$19,187
(d)	Individual pay-out annuity coinsurance transactions
On September 26, 2018, the Company entered into 100% quota share coinsurance agreements with Reinsurance Group of America ("RGA") to reinsure a block of legacy U.S. individual pay-out annuities business from John Hancock Life Insurance Company (U.S.A.) ("JHUSA") and John Hancock Life Insurance Company of New York ("JHNY"). Under the terms of the agreements, the Company will maintain responsibility for servicing the policies.
The JHUSA transaction closed with an effective date of July 1, 2018. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred related invested assets backing these liabilities. The Company recorded an after–tax loss of $74 at the inception of the agreement, consisting of ceded premiums of $3.7 billion and an increase of reinsurance assets of $3.6 billion on the Consolidated Statements of Income.
The JHNY transaction will close separately, subject to regulatory approval.

Note 6	Risk Management

The Company's policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 10 of the Company's 2017 Annual Consolidated Financial Statements as well as the shaded tables and text in the "Risk Management" section of the Company's Management Discussion and Analysis ("MD&A") in the 2017 Annual Report.

Manulife Financial Corporation – Third Quarter 2018

(a)	Risk disclosures included in the Third Quarter's MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk and interest rate, spread risk and alternative long-duration asset performance risk are disclosed in shaded text and tables in the "Risk Management and Risk Factors" section of the Third Quarter 2018 Management Discussion and Analysis. These disclosures are in accordance with IFRS 7 "Financial Instruments: Disclosures" and IAS 34 "Interim Financial Reporting" and are an integral part of these unaudited Interim Consolidated Financial Statements.
(b)	Credit risk
(I)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internally developed rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.
The following table presents the credit quality and carrying value of the commercial mortgages and private placements.

As at September 30, 2018	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$121	$1,569	$4,442	$2,153	$11	$86	$8,382
Office	55	1,436	5,127	1,810	83	6	8,517
Multi-family residential	582	1,476	2,403	823	35	-	5,319
Industrial	35	376	1,875	380	127	-	2,793
Other	292	352	1,197	1,066	-	13	2,920
Total commercial mortgages	1,085	5,209	15,044	6,232	256	105	27,931
Agricultural mortgages	-	155	-	378	-	-	533
Private placements	1,111	4,534	13,415	14,016	770	1,390	35,236
Total	$2,196	$9,898	$28,459	$20,626	$1,026	$1,495	$63,700

As at December 31, 2017	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$110	$1,517	$4,363	$2,050	$44	$57	$8,141
Office	57	1,272	4,635	1,647	70	28	7,709
Multi-family residential	523	1,395	1,805	726	-	-	4,449
Industrial	33	386	1,542	477	145	-	2,583
Other	362	331	1,012	973	14	-	2,692
Total commercial mortgages	1,085	4,901	13,357	5,873	273	85	25,574
Agricultural mortgages	-	159	-	405	25	-	589
Private placements	1,038	4,246	11,978	13,160	717	993	32,132
Total	$2,123	$9,306	$25,335	$19,438	$1,015	$1,078	$58,295

The Company assesses credit quality of residential mortgages and loans to Bank clients at least annually with the loan status as performing or non-performing being the key credit quality indicator.

Manulife Financial Corporation – Third Quarter 2018

The following table presents the carrying value of residential mortgages and loans to Bank clients.

As at	September 30, 2018(1)			December 31, 2017
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$6,966	$12,433	$19,399	$7,256	$11,310	$18,566
Non-performing	16	23	39	4	9	13
Loans to Bank clients
Performing	n/a	1,781	1,781	n/a	1,734	1,734
Non-performing	n/a	4	4	n/a	3	3
Total	$6,982	$14,241	$21,223	$7,260	$13,056	$20,316
(1)	Non-performing refers to assets that are 90 days or more past due.

(II)	Past due or credit impaired financial assets
The following table presents carrying value of financial assets which are either past due but not impaired or impaired and the allowance for credit losses.

	Past due but not impaired
As at September 30, 2018	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for credit losses
Debt securities
FVTPL	$9	$-	$9	$39	$-
AFS	7	1	8	1	-
Private placements	528	-	528	32	40
Mortgages and loans to Bank clients	75	-	75	92	38
Other financial assets	59	24	83	1	-
Total	$678	$25	$703	$165	$78
	Past due but not impaired
As at December 31, 2017	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for credit losses
Debt securities
FVTPL	$-	$-	$-	$45	$-
AFS	104	2	106	1	-
Private placements	363	-	363	40	39
Mortgages and loans to Bank clients	76	16	92	86	46
Other financial assets	46	26	72	1	-
Total	$589	$44	$633	$173	$85
(c)	Securities lending, repurchase and reverse repurchase transactions
As at September 30, 2018, the Company had loaned securities (which are included in invested assets), with a market value of $1,172 (December 31, 2017 – $1,563). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at September 30, 2018, the Company had engaged in reverse repurchase transactions of $485 (December 31, 2017 – $230) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $751 as at September 30, 2018 (December 31, 2017 – $228) which are recorded as payables.
(d)	Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps ("CDSs") to complement its cash debt securities investing.  The Company does not write CDS protection more than its government bond holdings.
The following table presents details of the CDS protection sold by type of contract and external agency rating for the underlying reference security.

Manulife Financial Corporation – Third Quarter 2018

As at September 30, 2018	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1) – Corporate debt
AAA	$-	$-	-
AA	23	-	2
A	423	9	2
BBB	165	2	2
Total single name CDSs	$611	$11	2
Total CDS protection sold	$611	$11	2

As at December 31, 2017	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1) – Corporate debt
AAA	$13	$-	1
AA	35	1	2
A	408	10	3
BBB	150	3	2
Total single name CDSs	$606	$14	3
Total CDS protection sold	$606	$14	3

(1)	These credit ratings are based on S&P where available followed by Moody's, DBRS and Fitch. If rating is not available from a rating agency, an internally developed rating is used.
(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the CDS is weighted based on notional amounts.
The Company held no purchased credit protection as at September 30, 2018 and December 31, 2017.
(e)	Derivatives
The Company's point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company seeks to limit the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with counterparties rated BBB+ or higher. As at September 30, 2018, the percentage of the Company's derivative exposure which was with counterparties rated AA- or higher amounted to 19 per cent (December 31, 2017 – 20 per cent). As at September 30, 2018, the largest single counterparty exposure, without considering the impact of master netting agreements or the benefit of collateral held, was $1,823 (December 31, 2017 – $2,629). The net exposure to this counterparty, after considering master netting agreements and the fair value of collateral held, was $nil (December 31, 2017 – $nil).
(f)	Offsetting financial assets and financial liabilities
Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional. In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty's obligation.
The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may

Manulife Financial Corporation – Third Quarter 2018

include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at September 30, 2018	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$11,746	$(6,051)	$(5,586)	$109	$109
Securities lending	1,172	-	(1,172)	-	-
Reverse repurchase agreements	485	(435)	(50)	-	-
Total financial assets	$13,403	$(6,486)	$(6,808)	$109	$109
Financial liabilities
Derivative liabilities	$(8,129)	$6,051	$1,832	$(246)	$(97)
Repurchase agreements	(751)	435	316	-	-
Total financial liabilities	$(8,880)	$6,486	$2,148	$(246)	$(97)
		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2017	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$16,204	$(6,714)	$(9,395)	$95	$95
Securities lending	1,563	-	(1,563)	-	-
Reverse repurchase agreements	230	(46)	(184)	-	-
Total financial assets	$17,997	$(6,760)	$(11,142)	$95	$95
Financial liabilities
Derivative liabilities	$(8,649)	$6,714	$1,718	$(217)	$(30)
Repurchase agreements	(228)	46	182	-	-
Total financial liabilities	$(8,877)	$6,760	$1,900	$(217)	$(30)

(1)	Financial assets and financial liabilities in the above table include accrued interest of $516 and $861, respectively (December 31, 2017 – $638 and $827, respectively).
(2)
Financial and cash collateral pledged excludes over-collateralization. As at September 30, 2018, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse purchase agreements and repurchase agreements in the amounts of $579, $553, $67 and $2, respectively (December 31, 2017 – $743, $382, $79 and nil, respectively). As at September 30, 2018, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)
Includes derivative contracts entered between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered with these trusts.

The Company has certain credit linked note assets and variable surplus note liabilities which have unconditional offset rights. Under the netting agreements, the Company has rights of offset including in the event of the Company's default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.
A credit linked note is a security that allows the issuer to transfer a specific credit risk to the buyer. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some of the U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following table presents the effect of unconditional netting.

As at September 30, 2018	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note(1)	$620	$(620)	$-
Variable surplus note	(620)	620	-
As at December 31, 2017	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note(1)	$461	$(461)	$-
Variable surplus note	(461)	461	-

(1)
In 2017, the Company entered into a twenty-year financing facility agreement with a third party, agreeing to issue variable surplus notes in exchange for an equal amount of credit linked notes. The credit linked notes are held to support excess reserves of JHUSA required by U.S. National Association of Insurance Commissioners'

Manulife Financial Corporation – Third Quarter 2018

Model Regulation XXX. In certain scenarios, the credit linked note will be drawn upon by the Company and in return the Company will issue fixed surplus notes equal to the draw payment received. The third party has agreed to fund any such payment under the credit-linked notes in return for a fee. As at September 30, 2018, the Company had $nil fixed surplus notes outstanding (December 31, 2017 – $nil).

Note 7	Long-Term Debt

(a)	Carrying value of long-term debt instruments

				September 30,	December 31,
As at	Issue date	Maturity date	Par value	2018	2017
4.70% Senior notes(1)	June 23, 2016	June 23, 2046	US$1,000	$1,286	$1,246
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	958	928
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	349	338
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,286	1,246
4.90% Senior notes(1)	September 17, 2010	September 17, 2020	US$500	646	626
5.505% Medium term notes(2)	June 26, 2008	June 26, 2018	$400	-	400
Total				$4,525	$4,784

(1)
These U.S. dollar senior notes have been designated as hedges of the Company's net investment in its U.S. operations and reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(2)	On June 26, 2018, the 5.505% Medium term notes matured.
(b)	Fair value measurement
Fair value of a long-term debt instrument is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).
Long-term debt is measured at amortized cost in the Consolidated Statements of Financial Position. As at September 30, 2018, fair value of long-term debt was $4,679 (December 31, 2017 – $5,186). Long-term debt was categorized in Level 2 of the fair value hierarchy (December 31, 2017 – Level 2).

Note 8	Capital Instruments

(a)	Carrying value of capital instruments

As at	Issue date	Earliest par redemption date	Maturity date	Par value	September 30, 2018	December 31, 2017
7.535% MFCT II Senior debenture notes	July 10, 2009	December 31, 2019	December 31, 2108	$1,000	$1,000	$1,000
JHFC Subordinated notes	December 14, 2006	n/a	December 15, 2036	$650	647	647
4.061% MFC Subordinated notes	February 24, 2017	February 24, 2027	February 24, 2032	US$750	965	935
3.00% MFC Subordinated notes	November 21, 2017	November 21, 2024	November 21, 2029	S$500	471	467
3.049% MFC Subordinated debentures	August 18, 2017	August 20, 2024	August 20, 2029	$750	747	746
3.317% MFC Subordinated debentures(1)	May 9, 2018	May 9, 2023	May 9, 2028	$600	597	-
3.181% MLI Subordinated debentures	November 20, 2015	November 22, 2022	November 22, 2027	$1,000	997	996
3.85% MFC Subordinated notes	May 25, 2016	May 25, 2021	May 25, 2026	S$500	472	467
2.389% MLI Subordinated debentures	June 1, 2015	January 5, 2021	January 5, 2026	$350	349	349
2.10% MLI Subordinated debentures	March 10, 2015	June 1, 2020	June 1, 2025	$750	749	748
2.64% MLI Subordinated debentures	December 1, 2014	January 15, 2020	January 15, 2025	$500	499	499
2.811% MLI Subordinated debentures	February 21, 2014	February 21, 2019	February 21, 2024	$500	500	499
7.375% JHUSA Surplus notes	February 25, 1994	n/a	February 15, 2024	US$450	600	584
2.926% MLI Subordinated debentures	November 29, 2013	November 29, 2018	November 29, 2023	$250	250	250
2.819% MLI Subordinated debentures(2)	February 25, 2013	February 26, 2018	February 26, 2023	$200	-	200
Total					$8,843	$8,387

(1)
Issued by MFC during the year, interest is payable semi-annually. After May 9, 2023, the interest rate will reset to equal the 90-day Banker's Acceptance rate plus 0.78%. With regulatory approval, MFC may redeem the debentures, in whole, or in part, on or after May 9, 2023, at a redemption price equal to par, together with accrued and unpaid interest.

(2)	MLI redeemed in full the 2.819% subordinated debentures at par, on February 26, 2018, the earliest par redemption date.

Manulife Financial Corporation – Third Quarter 2018

(b)	Fair value measurement
Fair value of capital instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).
Capital instruments are measured at amortized cost in the Consolidated Statements of Financial Position. As at September 30, 2018, the fair value of capital instruments was $8,887 (December 31, 2017 – $8,636). Capital instruments were categorized in Level 2 of the fair value hierarchy (December 31, 2017 – Level 2).

Note 9	Share Capital and Earnings Per Share

(a)	Preferred shares
The changes in issued and outstanding preferred shares are as follows.

	2018		2017
For the periods ended September 30,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	146	$3,577	146	$3,577
Issued, Class 1 shares, Series 25(1)	10	250	-	-
Issuance costs, net of tax	-	(5)	-	-
Balance, September 30	156	$3,822	146	$3,577

(1)	On February 20, 2018, MFC issued 10 million of Non-Cumulative Rate Reset Class 1 Shares Series 25 at a price of $25 per share for gross proceeds of $250.

The following table presents additional information on the preferred shares outstanding as at September 30, 2018.

As at September 30, 2018	Issue date	Annual dividend rate(1)	Earliest redemption date(2)	Number of shares (in millions)	Face amount	Net amount(3)
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294
Class 1 preferred shares
Series 3(4),(5)	March 11, 2011	2.178%	June 19, 2021	6	158	155
Series 4	June 20, 2016	floating(6)	n/a	2	42	41
Series 5(4),(5)	December 6, 2011	3.891%	December 19, 2021	8	200	195
Series 7(4),(5)	February 22, 2012	4.312%	March 19, 2022	10	250	244
Series 9(4),(5)	May 24, 2012	4.351%	September 19, 2022	10	250	244
Series 11(4),(5),(7)	December 4, 2012	4.731%	March 19, 2023	8	200	196
Series 13(4),(5),(8)	June 21, 2013	4.414%	September 19, 2023	8	200	196
Series 15(4),(5)	February 25, 2014	3.90%	June 19, 2019	8	200	195
Series 17(4),(5)	August 15, 2014	3.90%	December 19, 2019	14	350	343
Series 19(4),(5)	December 3, 2014	3.80%	March 19, 2020	10	250	246
Series 21(4),(5)	February 25, 2016	5.60%	June 19, 2021	17	425	417
Series 23(4),(5)	November 22, 2016	4.85%	March 19, 2022	19	475	467
Series 25(4),(5)	February 20, 2018	4.70%	June 19, 2023	10	250	245
Total				156	$3,900	$3,822

(1)	Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors.
(2)
Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter, with the exception of Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2021 and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2016, subject to regulatory approval, as noted.

(3)	Net of after-tax issuance costs.
(4)
On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 shares is: Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, Series 21 – 4.97%, Series 23 – 3.83% and Series 25 – 2.55%.

Manulife Financial Corporation – Third Quarter 2018

(5)
On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 4 above.

(6)	The floating dividend rate for the Class 1 Shares Series 4 will equal the three-month Government of Canada Treasury bill yield plus 1.41%.
(7)
MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 11 on March 19, 2018 (the earliest redemption date). Dividend rate for Class 1 Shares Series 11 was reset as specified in footnote 4 above to an annual fixed rate of 4.731% for a five-year period commencing on March 20, 2018.

(8)
MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 13 on September 19, 2018 (the earliest redemption date). Dividend rate for Class 1 Shares Series 13 was reset as specified in footnote 4 above to an annual fixed rate of 4.414% for a five-year period commencing on September 20, 2018.

(b)	Common shares
As at September 30, 2018, there were 24 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2017 – 27 million).

For the	nine months ended	year ended
Number of common shares (in millions)	September 30, 2018	December 31, 2017
Balance, beginning of period	1,982	1,975
Issued on exercise of stock options and deferred share units	3	7
Balance, end of period	1,985	1,982

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

	three months ended		nine months ended
For the	September 30,		September 30,
(in millions)	2018	2017	2018	2017
Weighted average number of common shares	1,984	1,978	1,983	1,977
Dilutive stock-based awards(1)	5	8	6	8
Weighted average number of diluted common shares	1,989	1,986	1,989	1,985

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(c)	Earnings per share
The following table presents basic and diluted earnings per common share of the Company.

	three months ended		nine months ended
For the	September 30,		September 30,
	2018	2017	2018	2017
Basic earnings per common share	$0.77	$0.54	$2.06	$1.82
Diluted earnings per common share	0.77	0.54	2.05	1.81

Note 10	Revenue from Service Contracts

The Company provides investment management services, administrative services, distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans and other arrangements. The Company also provides real estate management services to tenants of the Company's investment properties.
The Company's service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.
The Company's performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Manulife Financial Corporation – Third Quarter 2018

Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviors beyond the Company's control. Transaction processing and administrative fees vary with activity volume, also beyond the Company's control. Some fees, including distribution fees, are based on account balances and transaction volume. Fees related to account values and transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components as fees are collected monthly.
The following tables present revenue from service contracts by service lines and reporting segments (refer to note 13) for the three months ended September 30, 2018 and 2017.
For the three months ended September 30, 2018	Asia	Canada	U.S	Global WAM	Corporate and Other	Total
Investment management and other related fees	$85	$36	$132	$715	$(75)	$893
Transaction processing, administration, and service fees	59	218	4	500	-	781
Distribution fees and other	63	13	153	181	(9)	401
Total included in other revenue	207	267	289	1,396	(84)	2,075
Real estate management services reported in net investment income	2	2	10	-	-	14
Total	$209	$269	$299	$1,396	$(84)	$2,089

For the three months ended September 30, 2017	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$83	$51	$137	$584	$(54)	$801
Transaction processing, administration, and service fees	47	219	5	497	-	768
Distribution fees and other	67	14	152	188	(12)	409
Total included in other revenue	197	284	294	1,269	(66)	1,978
Real estate management services reported in net investment income	5	(1)	11	-	-	15
Total	$202	$283	$305	$1,269	$(66)	$1,993
The following tables present revenue from service contracts by service lines and reporting segments (refer to note 13) for the nine months ended September 30, 2018 and 2017.

For the nine months ended September 30, 2018	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$246	$112	$396	$2,085	$(183)	$2,656
Transaction processing, administration, and service fees	169	649	12	1,466	1	2,297
Distribution fees and other	197	38	450	548	(19)	1,214
Total included in other revenue	612	799	858	4,099	(201)	6,167
Real estate management services reported in net investment income	10	42	70	-	3	125
Total	$622	$841	$928	$4,099	$(198)	$6,292

For the nine months ended September 30, 2017	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$267	$121	$430	$1,764	$(172)	$2,410
Transaction processing, administration, and service fees	136	656	13	1,477	1	2,283
Distribution fees and other	195	47	471	586	(45)	1,254
Total included in other revenue	598	824	914	3,827	(216)	5,947
Real estate management services reported in net investment income	10	40	72	-	1	123
Total	$608	$864	$986	$3,827	$(215)	$6,070

Service Contract Balances
Timing differences between revenue recognition and cash collections result in receivables from service contracts which are not significant. Amounts due to the Company primarily consist of fees deducted from funds under management by the Company. They are generally billed and collected within a short period and are not subject to conditions other than the passage of time. Fees are generally not collected in advance of performance. The Company has no significant contract assets or contract liabilities.

Manulife Financial Corporation – Third Quarter 2018

Note 11	Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents. Information about the cost of the Company's material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans
For the three months ended September 30,	2018	2017	2018	2017
Defined benefit current service cost	$10	$11	$-	$-
Defined benefit administrative expenses	2	2	-	1
Service cost	12	13	-	1
Interest on net defined benefit (asset) liability	3	3	1	1
Defined benefit cost	15	16	1	2
Defined contribution cost	17	17	-	-
Net benefit cost	$32	$33	$1	$2
	Pension plans		Retiree welfare plans
For the nine months ended September 30,	2018	2017	2018	2017
Defined benefit current service cost	$31	$37	$-	$-
Defined benefit administrative expenses	5	4	1	2
Past service cost amendment(1)	8	-	-	-
Service cost	44	41	1	2
Interest on net defined benefit (asset) liability	9	12	2	2
Defined benefit cost	53	53	3	4
Defined contribution cost	61	58	-	-
Net benefit cost	$114	$111	$3	$4

(1)	Past service cost amendment includes $8, reflecting a surplus sharing agreement between the Company and certain legacy employees in Canada, which received regulatory approval in 2018.

Note 12 Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or its capacity as an investment adviser, employer, or taxpayer.  Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
A class action against John Hancock Life Insurance Company (U.S.A.) ("JHUSA") is pending in the U.S. District Court for the Southern District of New York (the "Southern District of NY") in which claims are made that JHUSA breached, and continues to breach, the contractual terms of certain universal life policies issued between approximately 1990 and 2006 by including impermissible charges in its cost of insurance ("COI") calculations and certain other rider charges. The Company believes that its COI calculations have been, and continue to be, in accordance with the terms of the policies.  In May 2018, the parties agreed to the financial terms of a settlement in the amount of U.S. $91.25. A fairness hearing seeking preliminary approval of the settlement has been scheduled for February 19, 2019.
In June 2018, a class action was initiated against JHUSA and John Hancock Life Insurance Company of New York ("JHNY") in the Southern District of NY on behalf of owners of Performance universal life policies issued between 2003 and 2009 whose policies are subject to a COI increase announced in 2018. The court has set November 16, 2018 as the date for a pre-trial conference in which discovery, motion, and trial schedules will be established. In October 2018, an almost identical class action was initiated against JHUSA and JHNY in the Southern District of NY. It was filed as a related case as the one filed in June and has been assigned to the same judge.  It is too early to assess the range of potential outcomes for these two related lawsuits.

Manulife Financial Corporation – Third Quarter 2018

(b)	Guarantees
(I)	Guarantees regarding Manulife Finance (Delaware), L.P. ("MFLP")
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly-owned unconsolidated partnership.
(II)	Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee, as amended and restated on January 13, 2017, of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank in parity with Class A Shares or Class B Shares of MLI. For the following subordinated debentures issued by MLI, MFC has provided a subordinated guarantee on the day of issuance: $250 issued on November 29, 2013; $500 issued on February 21, 2014; $500 issued on December 1, 2014; $750 issued on March 10, 2015; $350 issued on June 1, 2015; and $1,000 issued on November 20, 2015.
The following table sets forth certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information

For the three months ended September 30, 2018	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$146	$8,058	$148	$(309)	$8,043	$8
Net income (loss) attributed to shareholders	1,573	1,641	(142)	(1,499)	1,573	-
For the three months ended September 30, 2017	MFC (Guarantor)	MLI consolidated(1)	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$87	$11,949	$94	$(197)	$11,933	$4
Net income (loss) attributed to shareholders	1,105	1,211	(90)	(1,121)	1,105	(2)
For the nine months ended September 30, 2018	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$298	$30,497	$299	$(636)	$30,458	$40
Net income (loss) attributed to shareholders	4,207	4,422	(288)	(4,134)	4,207	12
For the nine months ended September 30, 2017	MFC (Guarantor)	MLI consolidated(1)	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$172	$42,116	$184	$(396)	$42,076	$18
Net income (loss) attributed to shareholders	3,710	3,956	(176)	(3,780)	3,710	(4)
(1)
During 2017, MLI acquired John Hancock Reassurance Company Ltd. ("JHRECO") from MFC. MLI has restated its historical IFRS financial statements to reflect the combined accounts of MLI and JHRECO on a retroactive basis.

Manulife Financial Corporation – Third Quarter 2018

Condensed Consolidated Statements of Financial Position Information

As at September 30, 2018	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$48	$344,510	$10	$-	$344,568	$17
Total other assets	74,157	73,562	40,302	(117,007)	71,014	1,020
Segregated funds net assets	-	332,256	-	-	332,256	-
Insurance contract liabilities	-	309,842	-	-	309,842	-
Investment contract liabilities	-	3,160	-	-	3,160	-
Segregated funds net liabilities	-	332,256	-	-	332,256	-
Total other liabilities	30,217	49,952	40,587	(63,663)	57,093	810
As at December 31, 2017	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$21	$334,191	$10	$-	$334,222	$5
Total other assets	48,688	71,180	4	(48,868)	71,004	1,033
Segregated funds net assets	-	324,307	-	-	324,307	-
Insurance contract liabilities	-	304,605	-	-	304,605	-
Investment contract liabilities	-	3,126	-	-	3,126	-
Segregated funds net liabilities	-	324,307	-	-	324,307	-
Total other liabilities	7,696	48,145	-	(509)	55,332	831

(III)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) ("JHUSA")
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 15.

Note 13	Segment and Geographic Reporting

Effective January 1, 2018, the Company redefined its reporting segments. Refer to note 2. Prior period amounts have been restated to reflect the changes.
The Company's reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, defining strategies for services and distribution based on the profile and needs of its business and market. The Company's significant product and service offerings are shown below.
Wealth and asset management businesses (Global WAM) – include mutual funds and exchange traded funds, group retirement and savings products, and institutional asset management services across all major asset classes. These products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.
Insurance and annuity products (Asia, Canada and U.S.) – includes a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.
Corporate and Other Segment – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; Property and Casualty ("P&C") Reinsurance Business; as well as run-off reinsurance operations including variable annuities and accident and health.

Manulife Financial Corporation – Third Quarter 2018

(a)	By Segment
For the three months ended				Global	Corporate
September 30, 2018	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$3,921	$2,102	$1,653	$-	$24	$7,700
Annuities and pensions	777	108	(3,484)	-	-	(2,599)
Net premium income	4,698	2,210	(1,831)	-	24	5,101
Net investment income	138	(483)	594	(9)	31	271
Other revenue	313	379	654	1,396	(71)	2,671
Total revenue	5,149	2,106	(583)	1,387	(16)	8,043
Contract benefits and expenses
Life and health insurance	2,639	1,536	2,055	-	(37)	6,193
Annuities and pensions	496	(791)	(4,063)	15	-	(4,343)
Net benefits and claims	3,135	745	(2,008)	15	(37)	1,850
Interest expense	48	105	13	1	145	312
Other expenses	1,240	763	834	1,071	62	3,970
Total contract benefits and expenses	4,423	1,613	(1,161)	1,087	170	6,132
Income (loss) before income taxes	726	493	578	300	(186)	1,911
Income tax recovery (expense)	(148)	(70)	62	(19)	169	(6)
Net income (loss)	578	423	640	281	(17)	1,905
Less net income (loss) attributed to:
Non-controlling interests	81	-	-	-	2	83
Participating policyholders	(65)	314	-	-	-	249
Net income (loss) attributed to shareholders	$562	$109	$640	$281	$(19)	$1,573

For the three months ended				Global	Corporate
September 30, 2017	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$3,440	$1,013	$1,821	$-	$47	$6,321
Annuities and pensions	599	105	218	-	-	922
Net premium income	4,039	1,118	2,039	-	47	7,243
Net investment income	836	(784)	2,090	9	(5)	2,146
Other revenue	141	441	755	1,266	(59)	2,544
Total revenue	5,016	775	4,884	1,275	(17)	11,933
Contract benefits and expenses
Life and health insurance	2,821	81	2,772	-	263	5,937
Annuities and pensions	382	(618)	886	21	-	671
Net benefits and claims	3,203	(537)	3,658	21	263	6,608
Interest expense	41	66	10	-	189	306
Other expenses	1,074	740	833	1,020	83	3,750
Total contract benefits and expenses	4,318	269	4,501	1,041	535	10,664
Income (loss) before income taxes	698	506	383	234	(552)	1,269
Income tax recovery (expense)	(103)	1	(61)	(28)	178	(13)
Net income (loss)	595	507	322	206	(374)	1,256
Less net income (loss) attributed to:
Non-controlling interests	31	-	-	-	2	33
Participating policyholders	43	75	-	-	-	118
Net income (loss) attributed to shareholders	$521	$432	$322	$206	$(376)	$1,105

Manulife Financial Corporation – Third Quarter 2018

As at and for the nine months ended				Global	Corporate
September 30, 2018	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$11,129	$6,798	$4,630	$-	$71	$22,628
Annuities and pensions	2,375	346	(3,169)	-	-	(448)
Net premium income	13,504	7,144	1,461	-	71	22,180
Net investment income	(104)	1,550	(1,213)	(8)	(84)	141
Other revenue	991	1,103	2,170	4,101	(228)	8,137
Total revenue	14,391	9,797	2,418	4,093	(241)	30,458
Contract benefits and expenses
Life and health insurance	7,729	6,175	2,188	-	(36)	16,056
Annuities and pensions	1,316	(637)	(4,304)	42	-	(3,583)
Net benefits and claims	9,045	5,538	(2,116)	42	(36)	12,473
Interest expense	136	306	37	2	435	916
Other expenses	3,472	2,254	2,474	3,233	476	11,909
Total contract benefits and expenses	12,653	8,098	395	3,277	875	25,298
Income (loss) before income taxes	1,738	1,699	2,023	816	(1,116)	5,160
Income tax recovery (expense)	(334)	(290)	(215)	(79)	329	(589)
Net income (loss)	1,404	1,409	1,808	737	(787)	4,571
Less net income (loss) attributed to:
Non-controlling interests	202	-	-	-	2	204
Participating policyholders	(171)	331	-	-	-	160
Net income (loss) attributed to shareholders	$1,373	$1,078	$1,808	$737	$(789)	$4,207
Total assets	$103,516	$220,330	$264,484	$137,549	$21,959	$747,838
As at and for the nine months ended				Global	Corporate
September 30, 2017	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$9,948	$3,198	$5,119	$-	$90	$18,355
Annuities and pensions	1,947	348	617	-	-	2,912
Net premium income	11,895	3,546	5,736	-	90	21,267
Net investment income	3,057	1,981	7,724	37	1	12,800
Other revenue	631	1,394	2,349	3,822	(187)	8,009
Total revenue	15,583	6,921	15,809	3,859	(96)	42,076
Contract benefits and expenses
Life and health insurance	8,952	2,905	10,316	-	278	22,451
Annuities and pensions	1,165	998	604	64	-	2,831
Net benefits and claims	10,117	3,903	10,920	64	278	25,282
Interest expense	122	203	24	-	495	844
Other expenses	3,236	2,281	2,486	3,095	228	11,326
Total contract benefits and expenses	13,475	6,387	13,430	3,159	1,001	37,452
Income (loss) before income taxes	2,108	534	2,379	700	(1,097)	4,624
Income tax recovery (expense)	(321)	82	(682)	(118)	376	(663)
Net income (loss)	1,787	616	1,697	582	(721)	3,961
Less net income (loss) attributed to:
Non-controlling interests	143	-	-	-	5	148
Participating policyholders	70	33	-	-	-	103
Net income (loss) attributed to shareholders	$1,574	$583	$1,697	$582	$(726)	$3,710
Total assets	$91,460	$212,847	$259,095	$129,243	$20,731	$713,376

Manulife Financial Corporation – Third Quarter 2018

(b)	By Geographic Location

For the three months ended
September 30, 2018	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$3,938	$1,996	$1,653	$113	$7,700
Annuities and pensions	777	108	(3,484)	-	(2,599)
Net premium income	4,715	2,104	(1,831)	113	5,101
Net investment income	168	(478)	538	43	271
Other revenue	503	754	1,409	5	2,671
Total revenue	$5,386	$2,380	$116	$161	$8,043

For the three months ended
September 30, 2017	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$3,456	$910	$1,821	$134	$6,321
Annuities and pensions	599	105	218	-	922
Net premium income	4,055	1,015	2,039	134	7,243
Net investment income	889	(797)	2,027	27	2,146
Other revenue	314	784	1,444	2	2,544
Total revenue	$5,258	$1,002	$5,510	$163	$11,933

For the nine months ended
September 30, 2018	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$11,182	$6,484	$4,631	$331	$22,628
Annuities and pensions	2,375	346	(3,169)	-	(448)
Net premium income	13,557	6,830	1,462	331	22,180
Net investment income	(46)	1,732	(1,675)	130	141
Other revenue	1,603	2,203	4,318	13	8,137
Total revenue	$15,114	$10,765	$4,105	$474	$30,458

For the nine months ended
September 30, 2017	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$10,003	$2,864	$5,120	$368	$18,355
Annuities and pensions	1,947	348	617	-	2,912
Net premium income	11,950	3,212	5,737	368	21,267
Net investment income	3,213	2,030	7,517	40	12,800
Other revenue	1,130	2,375	4,487	17	8,009
Total revenue	$16,293	$7,617	$17,741	$425	$42,076

Manulife Financial Corporation – Third Quarter 2018

Note 14	Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively "net assets").
The carrying value and change in segregated funds net assets are as follows.

As at	September 30, 2018	December 31, 2017
Investments at market value
Cash and short-term securities	$3,118	$4,756
Debt securities	15,382	15,472
Equities	12,374	12,624
Mutual funds	297,512	288,007
Other investments	4,550	4,514
Accrued investment income	309	201
Other assets and liabilities, net	(573)	(766)
Total segregated funds net assets	$332,672	$324,808
Composition of segregated funds net assets
Held by policyholders	$332,256	$324,307
Held by the Company	416	501
Total segregated funds net assets	$332,672	$324,808

Changes in segregated funds net assets

	three months ended September 30,		nine months ended September 30,
For the	2018	2017	2018	2017
Net policyholder cash flow
Deposits from policyholders	$9,424	$8,179	$29,024	$26,355
Net transfers to general fund	(251)	(692)	(980)	(1,292)
Payments to policyholders	(11,163)	(10,181)	(34,364)	(33,043)
	(1,990)	(2,694)	(6,320)	(7,980)
Investment related
Interest and dividends	5,320	3,528	7,276	5,372
Net realized and unrealized investment gains (losses)	1,665	4,832	3,718	23,887
	6,985	8,360	10,994	29,259
Other
Management and administration fees	(1,007)	(1,028)	(3,308)	(3,376)
Impact of changes in foreign exchange rates	(3,825)	(8,931)	6,498	(16,095)
	(4,832)	(9,959)	3,190	(19,471)
Net additions (deductions)	163	(4,293)	7,864	1,808
Segregated funds net assets, beginning of period	332,509	321,809	324,808	315,708
Segregated funds net assets, end of period	$332,672	$317,516	$332,672	$317,516

Segregated funds assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products. Accordingly, the Company's exposure to loss from segregated fund products is limited to the value of these guarantees.
These guarantee liabilities are recorded within the Company's insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The "Risk Management and Risk Factors" section of the Company's Third Quarter 2018 Management Discussion and Analysis provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Manulife Financial Corporation – Third Quarter 2018

Note 15	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information presented in accordance with IFRS, has been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the "Commission"). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC's guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company's 2017 Annual Consolidated Financial Statements.
Condensed Consolidated Statement of Financial Position

As at September 30, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$48	$106,607	$238,261	$(348)	$344,568
Investments in unconsolidated subsidiaries	53,432	7,062	36,077	(96,571)	-
Reinsurance assets	-	51,500	8,597	(26,793)	33,304
Other assets	20,725	15,907	62,897	(61,819)	37,710
Segregated funds net assets	-	180,887	153,075	(1,706)	332,256
Total assets	$74,205	$361,963	$498,907	$(187,237)	$747,838
Liabilities and equity
Insurance contract liabilities	$-	$145,598	$191,670	$(27,426)	$309,842
Investment contract liabilities	-	1,137	2,025	(2)	3,160
Other liabilities	22,441	17,663	65,326	(61,705)	43,725
Long-term debt	4,525	-	-	-	4,525
Capital instruments	3,251	601	24,991	(20,000)	8,843
Segregated funds net liabilities	-	180,887	153,075	(1,706)	332,256
Shareholders' equity	43,988	16,077	60,321	(76,398)	43,988
Participating policyholders' equity	-	-	380	-	380
Non-controlling interests	-	-	1,119	-	1,119
Total liabilities and equity	$74,205	$361,963	$498,907	$(187,237)	$747,838

Manulife Financial Corporation – Third Quarter 2018

Condensed Consolidated Statement of Financial Position

As at December 31, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$21	$108,144	$226,421	$(364)	$334,222
Investments in unconsolidated subsidiaries	48,374	6,509	14,999	(69,882)	-
Reinsurance assets	-	49,927	8,281	(27,849)	30,359
Other assets	314	18,678	40,715	(19,062)	40,645
Segregated funds net assets	-	176,139	149,812	(1,644)	324,307
Total assets	$48,709	$359,397	$440,228	$(118,801)	$729,533
Liabilities and equity
Insurance contract liabilities	$-	$147,155	$185,884	$(28,434)	$304,605
Investment contract liabilities	-	1,130	1,998	(2)	3,126
Other liabilities	297	19,399	41,395	(18,930)	42,161
Long-term debt	4,784	-	-	-	4,784
Capital instruments	2,615	584	5,188	-	8,387
Segregated funds net liabilities	-	176,139	149,812	(1,644)	324,307
Shareholders' equity	41,013	14,990	54,801	(69,791)	41,013
Participating policyholders' equity	-	-	221	-	221
Non-controlling interests	-	-	929	-	929
Total liabilities and equity	$48,709	$359,397	$440,228	$(118,801)	$729,533

Condensed Consolidated Statement of Income

For the three months ended
September 30, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$(2,384)	$7,485	$-	$5,101
Net investment income (loss)	145	235	206	(315)	271
Net other revenue	1	573	2,057	40	2,671
Total revenue	146	(1,576)	9,748	(275)	8,043
Contract benefits and expenses
Net benefits and claims	-	(2,347)	3,753	444	1,850
Commissions, investment and general expenses	1	823	3,464	(417)	3,871
Other expenses	95	55	563	(302)	411
Total contract benefits and expenses	96	(1,469)	7,780	(275)	6,132
Income (loss) before income taxes	50	(107)	1,968	-	1,911
Income tax (expense) recovery	(13)	359	(352)	-	(6)
Income (loss) after income taxes	37	252	1,616	-	1,905
Equity in net income (loss) of unconsolidated subsidiaries	1,536	477	729	(2,742)	-
Net income (loss)	$1,573	$729	$2,345	$(2,742)	$1,905
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$83	$-	$83
Participating policyholders	-	(9)	249	9	249
Shareholders	1,573	738	2,013	(2,751)	1,573
	$1,573	$729	$2,345	$(2,742)	$1,905

Manulife Financial Corporation – Third Quarter 2018

Condensed Consolidated Statement of Income

For the three months ended
September 30, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,258	$5,986	$(1)	$7,243
Net investment income (loss)	87	1,482	785	(208)	2,146
Net other revenue	-	621	2,440	(517)	2,544
Total revenue	87	3,361	9,211	(726)	11,933
Contract benefits and expenses
Net benefits and claims	-	1,884	4,651	73	6,608
Commissions, investment and general expenses	1	797	3,270	(410)	3,658
Other expenses	137	47	603	(389)	398
Total contract benefits and expenses	138	2,728	8,524	(726)	10,664
Income (loss) before income taxes	(51)	633	687	-	1,269
Income tax (expense) recovery	14	(124)	97	-	(13)
Income (loss) after income taxes	(37)	509	784	-	1,256
Equity in net income (loss) of unconsolidated subsidiaries	1,142	101	616	(1,859)	-
Net income (loss)	$1,105	$610	$1,400	$(1,859)	$1,256
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$33	$-	$33
Participating policyholders	-	(3)	118	3	118
Shareholders	1,105	613	1,249	(1,862)	1,105
	$1,105	$610	$1,400	$(1,859)	$1,256

Condensed Consolidated Statement of Income

For the nine months ended
September 30, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$(33)	$22,213	$-	$22,180
Net investment income (loss)	297	(1,546)	2,056	(666)	141
Net other revenue	1	1,674	5,956	506	8,137
Total revenue	298	95	30,225	(160)	30,458
Contract benefits and expenses
Net benefits and claims	-	(2,963)	13,691	1,745	12,473
Commissions, investment and general expenses	13	2,505	10,329	(1,249)	11,598
Other expenses	284	172	1,427	(656)	1,227
Total contract benefits and expenses	297	(286)	25,447	(160)	25,298
Income (loss) before income taxes	1	381	4,778	-	5,160
Income tax (expense) recovery	-	298	(887)	-	(589)
Income (loss) after income taxes	1	679	3,891	-	4,571
Equity in net income (loss) of unconsolidated subsidiaries	4,206	948	1,627	(6,781)	-
Net income (loss)	$4,207	$1,627	$5,518	$(6,781)	$4,571
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$204	$-	$204
Participating policyholders	-	(10)	160	10	160
Shareholders	4,207	1,637	5,154	(6,791)	4,207
	$4,207	$1,627	$5,518	$(6,781)	$4,571

Manulife Financial Corporation – Third Quarter 2018

Condensed Consolidated Statement of Income

For the nine months ended
September 30, 2017	MFC Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$3,428	$17,842	$(3)	$21,267
Net investment income (loss)	169	5,764	7,434	(567)	12,800
Net other revenue	3	2,295	7,966	(2,255)	8,009
Total revenue	172	11,487	33,242	(2,825)	42,076
Contract benefits and expenses
Net benefits and claims	-	8,325	17,410	(453)	25,282
Commissions, investment and general expenses	4	2,338	10,345	(1,633)	11,054
Other expenses	317	148	1,390	(739)	1,116
Total contract benefits and expenses	321	10,811	29,145	(2,825)	37,452
Income (loss) before income taxes	(149)	676	4,097	-	4,624
Income tax (expense) recovery	40	(23)	(680)	-	(663)
Income (loss) after income taxes	(109)	653	3,417	-	3,961
Equity in net income (loss) of unconsolidated subsidiaries	3,819	738	1,397	(5,954)	-
Net income (loss)	$3,710	$1,391	$4,814	$(5,954)	$3,961
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$148	$-	$148
Participating policyholders	-	(4)	103	4	103
Shareholders	3,710	1,395	4,563	(5,958)	3,710
	$3,710	$1,391	$4,814	$(5,954)	$3,961

Manulife Financial Corporation – Third Quarter 2018

Consolidated Statement of Cash Flows

For the nine months ended September 30, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$4,207	$1,627	$5,518	$(6,781)	$4,571
Adjustments:
Equity in net income of unconsolidated subsidiaries	(4,206)	(948)	(1,627)	6,781	-
Increase (decrease) in insurance contract liabilities	-	(6,502)	4,516	-	(1,986)
Increase (decrease) in investment contract liabilities	-	(99)	87	-	(12)
(Increase) decrease in reinsurance assets excluding RGA transaction	-	3,427	(1,977)	-	1,450
Amortization of (premium) discount on invested assets	-	48	122	-	170
Other amortization	3	97	386	-	486
Net realized and unrealized (gains) losses and impairment on assets	(6)	5,288	4,604	-	9,886
Deferred income tax expense (recovery)	-	578	124	-	702
Restructuring charge	-	64	136	-	200
Stock option expense	-	(1)	8	-	7
Cash provided by (used in) operating activities before undernoted items	(2)	3,579	11,897	-	15,474
Dividends from unconsolidated subsidiary	-	132	777	(909)	-
Changes in policy related and operating receivables and payables	(218)	(2,266)	1,462	-	(1,022)
Cash provided by (used in) operating activities	(220)	1,445	14,136	(909)	14,452
Investing activities
Purchases and mortgage advances	-	(29,978)	(47,488)	-	(77,466)
Disposals and repayments	-	27,014	34,061	-	61,075
Changes in investment broker net receivables and payables	-	633	333	-	966
Investment in common shares of subsidiaries	(850)	-	-	850	-
Capital contribution to unconsolidated subsidiaries	-	(2)	-	2	-
Return of capital from unconsolidated subsidiaries	-	72	-	(72)	-
Notes receivable from parent	-	-	(22,508)	22,508	-
Notes receivable from subsidiaries	(20,481)	(147)	-	20,628	-
Cash provided by (used in) investing activities	(21,331)	(2,408)	(35,602)	43,916	(15,425)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	519	6	-	525
Redemption of long-term debt	(400)	-	-	-	(400)
Issue of capital instruments, net	597	-	-	-	597
Redemption of capital instruments	-	-	(200)	-	(200)
Changes in deposits from Bank clients, net	-	-	930	-	930
Shareholders' dividends paid in cash	(1,428)	-	-	-	(1,428)
Dividends paid to parent	-	(777)	(132)	909	-
Contributions from (distributions to) non-controlling interests, net	-	-	(11)	-	(11)
Common shares issued, net	56	-	850	(850)	56
Preferred shares issued, net	245	-	-	-	245
Capital contributions by parent	-	-	2	(2)	-
Return of capital to parent	-	-	(72)	72	-
Notes payable to parent	-	-	20,628	(20,628)	-
Notes payable to subsidiaries	22,508	-	-	(22,508)	-
Cash provided by (used in) financing activities	21,578	(258)	22,001	(43,007)	314
Cash and short-term securities
Increase (decrease) during the period	27	(1,221)	535	-	(659)
Effect of foreign exchange rate changes on cash and short-term securities	-	128	122	-	250
Balance, beginning of period	21	3,638	11,439	-	15,098
Balance, end of period	48	2,545	12,096	-	14,689
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	21	4,133	11,811	-	15,965
Net payments in transit, included in other liabilities	-	(495)	(372)	-	(867)
Net cash and short-term securities, beginning of period	21	3,638	11,439	-	15,098
End of period
Gross cash and short-term securities	48	2,637	12,957	-	15,642
Net payments in transit, included in other liabilities	-	(92)	(861)	-	(953)
Net cash and short-term securities, end of period	$48	$2,545	$12,096	$-	$14,689
Supplemental disclosures on cash flow information:
Interest received	$315	$3,332	$5,159	$(704)	$8,102
Interest paid	320	57	1,173	(704)	846
Income taxes paid (received)	(59)	235	647	-	823

Manulife Financial Corporation – Third Quarter 2018

Consolidated Statement of Cash Flows

For the nine months ended September 30, 2017	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$3,710	$1,391	$4,814	$(5,954)	$3,961
Adjustments:
Equity in net income of unconsolidated subsidiaries	(3,819)	(738)	(1,397)	5,954	-
Increase (decrease) in insurance contract liabilities	-	5,743	4,361	-	10,104
Increase (decrease) in investment contract liabilities	-	41	101	-	142
(Increase) decrease in reinsurance assets	-	(2,044)	4,164	-	2,120
Amortization of (premium) discount on invested assets	-	12	166	-	178
Other amortization	3	92	310	-	405
Net realized and unrealized (gains) losses and impairment on assets	(5)	(1,727)	(2,230)	-	(3,962)
Deferred income tax expense (recovery)	(37)	(334)	716	-	345
Stock option expense	-	(3)	16	-	13
Cash provided by (used in) operating activities before undernoted items	(148)	2,433	11,021	-	13,306
Dividends from unconsolidated subsidiary	-	13	338	(351)	-
Changes in policy related and operating receivables and payables	(202)	(1,048)	599	-	(651)
Cash provided by (used in) operating activities	(350)	1,398	11,958	(351)	12,655
Investing activities
Purchases and mortgage advances	-	(22,798)	(44,757)	-	(67,555)
Disposals and repayments	-	21,438	33,640	-	55,078
Changes in investment broker net receivables and payables	-	39	155	-	194
Investment in common shares of subsidiaries	(1,735)	-	-	1,735	-
Net cash decrease from purchase of subsidiaries and businesses	-	-	(10)	-	(10)
Capital contribution to unconsolidated subsidiaries	-	(63)	-	63	-
Return of capital from unconsolidated subsidiaries	-	11	-	(11)	-
Notes receivable from parent	-	368	(19,870)	19,502	-
Notes receivable from subsidiaries	(18,361)	(31)	-	18,392	-
Cash provided by (used in) investing activities	(20,096)	(1,036)	(30,842)	39,681	(12,293)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	-	252	-	252
Redemption of long-term debt	-	-	(7)	-	(7)
Issue of capital instruments, net	1,740	-	-	-	1,740
Redemption of capital instruments	-	-	(899)	-	(899)
Secured borrowings from securitization transactions	-	-	643	-	643
Changes in deposits from Bank clients, net	-	-	176	-	176
Shareholders' dividends paid in cash	(1,334)	-	-	-	(1,334)
Dividends paid to parent	-	(338)	(13)	351	-
Contributions from (distributions to) non-controlling interests, net	-	-	(8)	-	(8)
Common shares issued, net	65	-	1,735	(1,735)	65
Capital contributions by parent	-	-	63	(63)	-
Return of capital to parent	-	-	(11)	11	-
Notes payable to parent	-	-	18,392	(18,392)	-
Notes payable to subsidiaries	19,870	-	(368)	(19,502)	-
Cash provided by (used in) financing activities	20,341	(338)	19,955	(39,330)	628
Cash and short-term securities
Increase (decrease) during the period	(105)	24	1,071	-	990
Effect of foreign exchange rate changes on cash and short-term securities	(3)	(297)	(418)	-	(718)
Balance, beginning of period	161	3,787	10,290	-	14,238
Balance, end of period	53	3,514	10,943	-	14,510
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	161	4,317	10,673	-	15,151
Net payments in transit, included in other liabilities	-	(530)	(383)	-	(913)
Net cash and short-term securities, beginning of period	161	3,787	10,290	-	14,238
End of period
Gross cash and short-term securities	53	3,937	11,261	-	15,251
Net payments in transit, included in other liabilities	-	(423)	(318)	-	(741)
Net cash and short-term securities, end of period	$53	$3,514	$10,943	$-	$14,510
Supplemental disclosures on cash flow information:
Interest received	$213	$3,359	$4,793	$(458)	$7,907
Interest paid	290	63	868	(458)	763
Income taxes paid	83	510	19	-	612

Manulife Financial Corporation – Third Quarter 2018

Note 16	Comparatives

Certain comparative amounts have been reclassified to conform to the current period's presentation.

Note 17	Subsequent Events

On October 31, 2018, the Company entered into 100% quota share coinsurance agreements with Jackson National Life Insurance Company ("Jackson"), a wholly-owned subsidiary of Prudential plc, to reinsure approximately $8 billion of policy liabilities related to legacy U.S. group pay-out annuities business from JHUSA and JHNY. Under the terms of the agreements, the Company will maintain responsibility for servicing the policies.
The JHUSA transaction closed with an effective date of October 1, 2018. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred related invested assets backing these liabilities, which represent premiums paid to the reinsurer in exchange for assuming these liabilities.
The JHNY transaction will close separately, subject to regulatory approval.
These transactions with Jackson, together with the JHNY individual pay-out annuity transaction with RGA (see note 5(d)) are expected to result in an after-tax gain of $245, recognized largely in the fourth quarter of 2018.

Manulife Financial Corporation – Third Quarter 2018

SHAREHOLDER INFORMATION

 MANULIFE
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone: 416 926-3000
 Fax: 416 926-5454
 Web site: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial information
 may contact our Investor Relations Department
 or access our Web site at www.manulife.com
 Fax: 416 926-3503
 E-mail: investor_relations@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS

 Canada
 AST Trust Company (Canada)
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 E-mail: inquiries@astfinancial.com
 Online: www.astfinancial.com/ca-en
 AST Trust Company (Canada) offices are also
 located in Toronto, Vancouver and Calgary.

 United States
 American Stock Transfer & Trust Company, LLC
 P.O. Box 199036
 Brooklyn, NY
 United States  11219
 Toll Free: 1 800 249-7702
 E-mail: inquiries@astfinancial.com
 Online: www.astfinancial.com

 Hong Kong
 Tricor Investor Services Limited
 Level 22, Hopewell Centre
 183 Queen's Road East
 Wan Chai, Hong Kong
 Telephone: 852 2980-1333
 Email: is-enquiries@hk.tricorglobal.com
 Online: www.tricorglobal.com/services/investor-services

 Philippines
 Rizal Commercial Banking Corporation
 Ground Floor, West Wing
 GPL (Grepalife) Building
 221 Senator Gil Puyat Avenue
 Makati City, Metro Manila, Philippines
 Telephone: 632 318-8567
 E-mail: rcbcstocktransfer@rcbc.com
 Online: www.rcbc.com

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

 The following Manulife documents are available
 online at www.manulife.com

· Annual Report and Proxy Circular
· Notice of Annual Meeting
· Shareholders Reports
· Public Accountability Statement
· Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at September 30, 2018, Manulife had total capital of C$54.4 billion, including C$44.0 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ability ratings are among the strongest in the insurance industry.

Rating Agency S&P Global Ratings	Rating AA-	Rank (4th of 21 ratings)
Moody’s Investors Services	A1	(5th of 21 ratings)
Fitch Ratings Inc.	AA-	(4th of 19 ratings)
DBRS Limited	AA (low)	(4th of 22 ratings)
A.M. Best Company	A+ (Superior)	(2nd of 13 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the third quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at September 30, 2018, there were 1,985 million common shares outstanding.
July 1 – September 30, 2018	Toronto Canadian $	U.S. Composite United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$24.76	$18.95	$147.00	P 885
Low	$22.68	$17.44	$137.10	P 800
Close	$23.09	$17.88	$140.70	P 849
Average Daily Volume (000)	2,823	1,771	15	0.11

Manulife Financial Corporation – Third Quarter 2018

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· Notice of Annual Meeting
· Shareholder Reports
· Public Accountability Statement
· Corporate Governance material

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Manulife Financial Corporation – Third Quarter 2018